  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1998

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                         ARGOSY EDUCATION GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
         ILLINOIS                 36-2855674                   610000
     (STATE OR OTHER           (I.R.S. EMPLOYER          (PRIMARY STANDARD
     JURISDICTION OF         IDENTIFICATION NO.)             INDUSTRIAL
     INCORPORATION OR                                   CLASSIFICATION CODE
      ORGANIZATION)                                           NUMBER)
                           TWO FIRST NATIONAL PLAZA
                       20 SOUTH CLARK STREET, 3RD FLOOR
                            CHICAGO, ILLINOIS 60603
                           TELEPHONE: (312) 899-9900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             MICHAEL C. MARKOVITZ
                                   CHAIRMAN
                           TWO FIRST NATIONAL PLAZA
                       20 SOUTH CLARK STREET, 3RD FLOOR
                            CHICAGO, ILLINOIS 60603
                           TELEPHONE: (312) 899-9900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
          MARK B. TRESNOWSKI                      LAWRENCE D. LEVIN
            GERALD T. NOWAK                         MARK D. WOOD
           KIRKLAND & ELLIS                     KATTEN MUCHIN & ZAVIS
        200 EAST RANDOLPH DRIVE          525 WEST MONROE STREET, SUITE 1600
        CHICAGO, ILLINOIS 60601                CHICAGO, ILLINOIS 60661
       TELEPHONE: (312) 861-2000              TELEPHONE: (312) 902-5200
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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                                              PROPOSED
                                               MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE       AGGREGATE           AMOUNT OF
              REGISTERED                  OFFERING PRICE(1)   REGISTRATION FEE
------------------------------------------------------------------------------
Class A Common Stock, par value $0.01
 per share.............................      $34,500,000           $10,178
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1998

PROSPECTUS

                                          SHARES

                          ARGOSY EDUCATION GROUP, INC.

                              CLASS A COMMON STOCK
                                   --------
  All of the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Argosy Education Group, Inc. (the "Company") offered hereby (the "Offering") are being offered by the Company.
  Prior to the Offering there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be
between $        and $       per share. See "Underwriting" for information
relating to the factors to be considered in determining the initial public offering price. Application will be made for inclusion of the Class A Common Stock on the Nasdaq National Market under the symbol "ARGY."
  Upon completion of the Offering, the Company will have         shares of
Class A Common Stock and         shares of Class B Common Stock, par value $.01
per share ("Class B Common Stock"), outstanding. The Company's Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") are substantially identical except with respect to voting power and conversion rights. The Class A Common Stock is entitled to one vote per share, and the Class B Common Stock is entitled to ten votes per share. Immediately after the Offering, Michael C. Markovitz, the Company's founder and Chairman, will own
100% of the Class B Common Stock (representing approximately   % of the
aggregate voting power of the Common Stock, assuming no exercise of the Underwriters' over-allotment option). Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than a Permitted Transferee (as defined herein). See "Description of Capital Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                   --------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CON-
   TRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   UNDERWRITING
                                      PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                       PUBLIC     COMMISSIONS (1)  COMPANY (2)
------------------------------------------------------------------------------
Per Share.........................     $               $              $
Total (3).........................   $              $               $
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering, estimated at $       , payable
    by the Company.
(3) The Company's sole shareholder has granted the Underwriters a 30-day option
    to purchase up to an aggregate of          additional shares of Class A
    Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Shareholder will be
    $      , $       and $      , respectively. Proceeds to Company will not be
    affected by exercise of the over-allotment option.
                                   --------
  The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for
delivery on or about        , 1998 at the offices of Salomon Smith Barney Inc.,
333 West 34th Street, New York, New York 10001.
                                   --------
SALOMON SMITH BARNEY                                       ABN AMRO INCORPORATED
           , 1998

                           [Inside front cover art]

 Pictures of the Company's facilities and students together with the following text:

ARGOSY
EDUCATION
GROUP

Argosy Education Group is a leading provider of for-profit postgraduate education with a primary focus on doctoral level programs. The Company's mission is to provide academically-oriented, practitioner-focused education in fields with numerous employment opportunities and strong student demand.

AMERICAN SCHOOLS OF
PROFESSIONAL PSYCHOLOGY

ASPP grants postgraduate level degrees in a variety of specialties within the field of clinical psychology. The Company offers a doctorate in clinical psychology, master's of arts degrees in clinical psychology and professional counseling and a master's of science degree in health services administration.

UNIVERSITY OF SARASOTA

U of S grants postgraduate and bachelor's level degrees in education, business and behavioral science. Certain of the programs consist of an innovative combination of distance learning and personal interaction, allowing students to complete a significant percentage of the preparatory work for each course at home in advance of an intensive in-person instructional period, typically scheduled during breaks in the academic year.

MEDICAL INSTITUTE OF MINNESOTA

MIM offers associate degrees in a variety of allied health care fields. MIM offers programs leading to certification as a veterinary technician, diagnostic medical sonographer, histotechnician, medical assistant, medical laboratory technician or radiologic technologist.

PRIMETECH INSTITUTE

PrimeTech offers diploma programs in network engineering, internet engineering, software programming and paralegal studies.

VENTURA GROUP

Ventura publishes materials and holds workshops in select cities across the United States to prepare individuals to take various national and state administered oral and written health care licensure examinations in the fields of psychology, social work, counseling, marriage and family therapy, and marriage, family and child counseling.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective investors should consider carefully, among other things, the information set forth under "Risk Factors" in this Prospectus. Unless otherwise noted or where the context otherwise requires, all information herein (i) gives effect to the conversion of all currently outstanding shares of common stock into shares of Class B Common Stock, the authorization of the Class A Common
Stock and a      -for-one stock split to be effected immediately prior to such conversion (collectively, the "Stock Conversion") and (ii) does not give effect to the exercise of the Underwriters'over-allotment option. As used in this Prospectus, unless the context indicates otherwise, the term "Company" refers to Argosy Education Group, Inc. and its subsidiaries, including all of their schools and campuses; the term "school" means a campus or group of campuses known by a single name (such as the American Schools of Professional Psychology or the University of Sarasota); the term "campus" means a single location of any school (such as the Rolling Meadows campus of the Illinois School of Professional Psychology); and the term "institution" means a main campus and its additional locations, as such are defined under regulations of the United States Department of Education ("DOE"). References to fiscal years refer to the Company's fiscal years ended September 30, 1993 and 1994, eleven months ended August 31, 1995 and fiscal years ended August 31, 1996, 1997 and 1998. Data with respect to the Company set forth herein (other than historical financial data, as well as other data included in the selected Summary Consolidated Financial and Other Data and Selected Historical Consolidated Financial and Other Data) give effect to the Company's acquisition of PrimeTech Institute, which will be completed concurrent with the Offering.

                                  THE COMPANY

  The Company is a leading provider of for-profit postgraduate education with a primary focus on doctoral level programs. The Company's mission is to provide academically-oriented, practitioner-focused education in fields with numerous employment opportunities and strong student demand. The Company's schools offer programs in clinical psychology, education, business, allied health professions and information technology and are approved and accredited to offer doctoral, master's, bachelor's and associate degrees as well as to award diplomas. At May 31, 1998, approximately 62% of the Company's students were enrolled in doctoral programs. In 1997, the Company graduated approximately 335 clinical psychology doctoral students out of approximately 4,000 clinical psychology doctoral degrees conferred nationwide. The Company operates 12 campuses in seven states and the Province of Ontario, Canada, with a total of approximately 4,600 students, representing 47 states and 30 foreign countries, enrolled as of May 31, 1998. The Company's net revenue has grown from $8.1 million in fiscal 1993 to $20.5 million in fiscal 1997, representing a compound annual growth rate of approximately 26%.

  The Company was founded in 1975, when the Company's Chairman, Michael C. Markovitz, Ph.D., recognized a demand for a non-research oriented professional school that would educate and prepare students for careers as clinical psychology practitioners. To address this demand, the Company started the Illinois School of Professional Psychology in Chicago, Illinois in 1976 and, in its first year of operations, received several thousand applications for admission to a class of 70 students for the doctorate in clinical psychology ("PsyD") degree. The continuing demand for high quality, practitioner-focused psychology postgraduate education led the Company to expand the renamed American Schools of Professional Psychology ("ASPP") to seven campuses located across the United States. In response to a broader demand for quality career education, the Company has expanded beyond the psychology curriculum with the acquisitions of: (i) the University of Sarasota ("U of S"), a degree-granting institution focusing primarily on postgraduate business and education (March
1992); (ii) the Medical Institute of Minnesota ("MIM"), a degree-granting institution focusing on a variety of allied health professions (February 1998); and (iii) PrimeTech Institute ("PrimeTech"), an institution granting diplomas in computer programming and other aspects of information technology and in paralegal studies (to be completed concurrent with the Offering). In addition, the Company became the largest provider of postgraduate psychology license examination preparation courses and materials in the United States by its acquisition of the Ventura test preparation business ("Ventura") in August 1997. Through Ventura, the Company also provides professional licensure examination materials and workshops for social work; marriage, family and child counseling; marriage and family therapy; and counseling certification examinations nationwide.

  The Company operates the following schools:

  . American Schools of Professional Psychology grants doctoral and master's degrees in clinical psychology and related disciplines at seven campuses located in Illinois (2), Minnesota, Georgia, Virginia, Hawaii and Arizona, and is preparing to operate campuses in Florida and California pending regulatory approval. ASPP is accredited by the North Central Association of Colleges and Schools ("NCA"), and three of its campuses are accredited by the American Psychological Association ("APA"). ASPP's net tuition revenue has grown from $7.1 million for fiscal 1993 to $15.8 million for fiscal 1997, representing a compound annual growth rate of approximately 22%.

  . University of Sarasota grants doctoral, master's and bachelor's degrees at two campuses located in Sarasota and Tampa, Florida, and is preparing to operate a campus in Southern California pending regulatory approval. U of S is accredited by the Southern Association of Colleges and Schools ("SACS"). U of S's net tuition revenue has grown from $1.1 million for fiscal 1993 to $4.2 million for fiscal 1997, representing a compound annual growth rate of approximately 39%.

  . Medical Institute of Minnesota grants associate degrees at one campus in Minneapolis, Minnesota. MIM is institutionally accredited by the Accrediting Bureau of Health Education Schools ("ABHES"), and additionally holds individual programmatic accreditation appropriate to each degree program offered. MIM's net tuition revenue was $1.5 million for the four-month period from February 3, 1998 (the date of acquisition) to May 31, 1998.

  . PrimeTech Institute awards diplomas at two campuses in Ontario, Canada, and is preparing to operate a campus in Scarborough, Ontario pending regulatory approval. PrimeTech's net tuition revenue was $1.5 million for the nine month period from September 1, 1997 to May 31, 1998. Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the other owners, will be selling his interest to the Company in connection with the Offering.

  In addition, Ventura publishes materials and holds workshops in select cities across the United States to prepare individuals to take various national and state administered oral and written health care licensure examinations in psychology and other mental health disciplines. Ventura's net revenue was $2.8 million for the nine month period from August 26, 1997 (the date of acquisition) to May 31, 1998.

                               BUSINESS STRATEGY

  The Company's mission is to provide academically-oriented, practitioner-focused education in fields with numerous employment opportunities and strong student demand. The key elements of the Company's business strategy are as follows:

  Focusing on Advanced Degrees. The Company is a leading for-profit provider of postgraduate education in the United States. Approximately 62% of the Company's students are enrolled in doctoral programs, with an additional 18% pursuing master's degrees and 20% pursuing bachelor's or associate degrees or diplomas. Management believes that the Company's emphasis on advanced degree programs provides greater predictability of tuition revenue and reduces recruitment cost per enrolled student.

  Focusing on Curricula with Practical Professional Applications. The Company was founded to respond to a demand for postgraduate education which focuses on practical professional applications instead of research.

The Company's academic programs are designed to prepare students to work in their chosen professions immediately upon graduation. This practitioner-focused approach provides the additional benefits of attracting highly motivated students and increasing student retention and graduate employment.

  Refining and Adapting Educational Programs. Each of the Company's schools strives to meet the changing needs of its students and changes in the employment markets by regularly refining and adapting its existing educational programs. To do so, the Company has implemented its Program for Institutional Effectiveness Review ("PIER"). PIER is designed to provide periodic feedback from senior management, faculty and students with a view toward consistently improving the quality of each school's academic programs.

  Emphasizing School Management Autonomy and Accountability. The Company operates with a decentralized management structure in which local campus management is empowered to make most of the day-to-day operating decisions at each campus and is primarily responsible for the profitability and growth of that campus. At the same time, the Company provides each of its schools with certain services that it believes can be performed most efficiently and cost-effectively by a centralized office. Such services include marketing, accounting, information systems, financial aid processing and administration of regulatory compliance. The Company believes this combination of decentralized management and certain centralized services significantly increases its operational efficiency.

                                GROWTH STRATEGY

  The Company's objective is to achieve growth in revenue and profits while consistently maintaining the integrity and quality of its academic programs. The key elements of the Company's growth strategy are as follows:

  Expanding Program Offerings. The Company continually engages in the development of new and the expansion of existing curricular offerings at the doctoral, master's, bachelor's, associate and diploma levels. Of the 17 degree-granting programs currently offered by the Company, five have been introduced since 1995. For example, in 1995 the Company introduced its doctorate in business administration ("DBA") program to provide students with advanced level business training and in 1997 the Company initiated its master's of science in health services administration ("MSHSA") program to provide students with training and problem solving skills from the areas of both business and social sciences. Once new programs have proven successful at one school, the Company seeks to expand them to its other schools which offer related programs.

  Adding New Campuses. The Company seeks to expand its presence into new geographic locations. Six of the Company's 12 campuses were developed by the Company, either as new campuses or as additional locations of existing campuses. The Company continually evaluates new locations for developing additional campuses and believes that significant opportunities exist for doing so. For example, of the 21 metropolitan areas in the United States with a population in excess of two million persons, nine do not have a graduate school of professional psychology that awards the PsyD degree.

  Emphasizing Student Recruitment and Retention. The Company believes that it can increase total enrollment at its campuses through the implementation of an integrated marketing program that utilizes direct response and direct sales to college and high school counselors. The Company is in the process of hiring a marketing professional at each of its campuses to focus both the marketing campaign and overall recruitment effort of each campus within its targeted market. The Company also believes it can increase its profitability through improvements in student retention rates, as the cost of efforts to keep current students in school are less than the expense of attracting new students.

  Expanding into Related Educational Services. The Company believes that significant opportunities exist in providing educational services that are related to its current program offerings. For example, through Ventura, the Company has become a leading provider of test preparation programs for psychology licensure examinations. These programs bring the Company in contact with a significant number of current and future psychology practitioners, which the Company believes can offer an opportunity to market additional educational programs in the future.

  Acquisitions. The Company intends to capitalize on the fragmentation in both the for-profit and not-for-profit segments of the postgraduate education industry by acquiring and consolidating attractive schools and educational programs. The Company has acquired six of its 12 campuses, three of which were for-profit and three of which were not-for-profit, and the Ventura test preparation business. The Company believes there are significant opportunities to acquire schools which can serve as platforms for program and campus expansion. Prime acquisition candidates are those that have the potential to be quickly developed into profitable, accredited, degree-granting schools offering programs consistent with the Company's mission.

                                  THE OFFERING

Class A Common Stock offered by
 the Company......................           shares
Common Stock to be outstanding
 after the Offering:
  Class A Common Stock............           shares (1)
  Class B Common Stock............           shares
    Total.........................           shares
Use of Proceeds by the Company.... Repayment of certain indebtedness of the
                                   Company, including notes payable to the
                                   Company's sole shareholder, and for general
                                   corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol........................... "ARGY"

--------
(1) Excludes an aggregate of       shares which, prior to the consummation of
    the Offering, will be reserved for issuance under the Company's 1998 Stock Plan and Employee Stock Purchase Plan (each as defined below and collectively, the "Stock Plans"). See "Management--Stock Plans."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth certain consolidated financial and other operating data for the Company. This information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            ELEVEN     YEAR ENDED                 NINE MONTHS
                            MONTHS     AUGUST 31,        PRO     ENDED MAY 31,      PRO
                            ENDED    ----------------   FORMA   ----------------   FORMA
                                                          AS                         AS
                          AUGUST 31,                   ADJUSTED                   ADJUSTED
                           1995 (1)   1996     1997    1997 (2)  1997     1998    1998 (3)
                          ---------- -------  -------  -------- -------  -------  --------
                           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............   $14,041   $17,840  $20,460           $16,565  $22,742
Operating expenses:
 Cost of education......     7,251     9,370   10,661             7,815   10,692
 Selling expenses.......       325       263      516               318      690
 General and
  administrative
  expenses..............     3,763     5,174    5,432             3,952    6,291
 Related party expense
  (4)...................     1,244     1,710      993               898    1,807
                           -------   -------  -------    ---    -------  -------    ---
   Total operating
    expenses............    12,583    16,517   17,602            12,983   19,480
                           -------   -------  -------    ---    -------  -------
Income from operations..     1,458     1,323    2,858             3,582    3,262
Interest income
 (expense), net.........       122       249      390               294     (127)
Other income (expense),
 net....................        --        21      (48)              (10)     (12)
                           -------   -------  -------    ---    -------  -------
Income before provision
 for income taxes (5)...     1,580     1,593    3,200             3,866    3,123
Provision for income
 taxes (5)..............        30        30       37                70       53
                           -------   -------  -------    ---    -------  -------    ---
Net income..............   $ 1,550   $ 1,563  $ 3,163           $ 3,796  $ 3,070
                           =======   =======  =======    ===    =======  =======    ===
Income before provision
 for income taxes as
 reported (5)...........   $ 1,580   $ 1,593  $ 3,200           $ 3,866  $ 3,123
Pro forma provision for
 income taxes (5).......       632       637    1,280             1,546    1,249
                           -------   -------  -------    ---    -------  -------    ---
Pro forma net income
 (5)....................   $   948   $   956  $ 1,920           $ 2,320  $ 1,874
                           =======   =======  =======    ===    =======  =======    ===
Basic and diluted
 earnings per share
 (5)(6)(7):
 Historical.............   $   930   $   938  $ 1,899           $ 2,279  $ 1,843
 Pro forma..............   $   569   $   574  $ 1,152           $ 1,393  $ 1,125
Weighted average common
 shares outstanding--
 basic and diluted
 (6)(7).................     1,666     1,666    1,666             1,666    1,666
OTHER DATA:
EBITDA (8)..............   $ 1,748   $ 1,722  $ 3,296           $ 3,906  $ 3,921
EBITDA margin (8).......      12.4%      9.7%    16.1%             23.6%    17.2%
Student population (9)..     2,644     2,858    3,253             3,188    3,963
Number of campuses (10).         7         8        8                 8       10

                              AS OF MAY 31, 1998
                         ----------------------------
                                           PRO FORMA
                                PRO FORMA AS ADJUSTED
                         ACTUAL   (11)     (11)(12)
                         ------ --------- -----------
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............ $7,356  $7,499
Working capital.........    340  (6,495)
Total assets............ 20,748  23,050
Long-term debt
 (excluding current
 maturities)............  5,331   5,760
Shareholders' equity
 (deficit)..............  6,237    (220)

--------
 (1) Prior to fiscal 1995, the Company's fiscal year end was September 30. During fiscal 1995, the Company changed its year end to August 31. Fiscal 1995 represents the Company's results of operations for the eleven months ended August 31, 1995. All fiscal years subsequent to 1995 represent the twelve months ended August 31 of the year indicated.
 (2) Gives effect to (i) the acquisitions of Ventura, MIM, PrimeTech and MCM University Plaza, Inc., a company whose sole shareholder is Dr. Markovitz and which owns the real estate leased by U of S ("MCM Plaza"), and (ii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if such transactions had occurred on September 1, 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Data."
 (3) Gives effect to (i) the acquisitions of Ventura, MIM and PrimeTech and
     (ii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if such transactions had occurred on September 1, 1997. See "Unaudited Pro Forma Condensed Consolidated Financial Data."
 (4) Represents amounts paid to MCM Management Corporation ("Management Corp."), an affiliate of Michael C. Markovitz, for services rendered by Dr. Markovitz during the period presented. The Company will not incur such expenses in future periods; however, Dr. Markovitz will receive compensation from the Company as Chairman, including an initial annual base salary of $200,000.
 (5) Prior to the Offering, the Company was an S corporation and not subject to federal (and certain state) corporate income taxes. The statement of operations data reflects a pro forma provision for income taxes as if the Company were subject to federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined effective federal and state tax rate of 40%. See "The Company" and Notes 5 and 12 to the Company's consolidated financial statements.
 (6) Weighted average common shares outstanding used in computing historical and pro forma basic and diluted earnings per share consists of only actual common shares outstanding, as the Company has no common stock equivalents.
 (7) Pro forma as adjusted weighted average common shares outstanding for the year ended August 31, 1997 and nine months ended May 31, 1998 reflects the
     issuance in the Offering of         and         shares, respectively,
     attributable to distributions paid in excess of earnings and the repayment of indebtedness as described in "Use of Proceeds," as if the Offering had occurred at the beginning of each period presented.
 (8) "EBITDA" equals income from operations plus depreciation and amortization. EBITDA margin is EBITDA as a percentage of net revenue. EBITDA and EBITDA margin do not represent, and should not be considered as an alternative to, net income or cash flow from operations as determined by generally accepted accounting principles, and the Company's calculation thereof may not be comparable to that reported by other companies.
 (9) Reflects actual student population as of the end of the period indicated, not including participants in Ventura test preparation programs.
(10) Reflects the total number of campuses operated by the Company as of the end of the period indicated.
(11) Gives effect to (i) the acquisitions of PrimeTech and MCM Plaza, (ii) the conversion of the Company from an S corporation to a C corporation and
     (iii) the payment of the Distribution (as defined), which would have been approximately $6.3 million, as if such transactions had occurred on May 31, 1998.
(12) As adjusted for the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if such transactions had occurred on May 31, 1998.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any shares of Class A Common Stock offered hereby. This Prospectus contains certain forward-looking statements that are based on the beliefs of, as well as assumptions made by and information currently available to, the Company's management. The words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Such statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following risk factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in 1998 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements. The Company undertakes no obligation to release publicly any revisions to any such forward-looking statements that may reflect events or circumstances after the date of this Prospectus.

SUBSTANTIAL DEPENDENCE ON STUDENT FINANCIAL AID; POTENTIAL ADVERSE EFFECTS OF REGULATION

  Students attending the Company's schools finance their education through a combination of individual resources (including earnings from full or part-time employment), government-sponsored financial aid and other sources, including family contributions and scholarships provided by the Company. The Company estimates that over 51% of the students at its U.S. schools receive some government-sponsored (federal or state) financial aid. For the 1996-97 award year (July 1, 1996 to June 30, 1997), approximately 42% of the Company's net U.S. tuition revenue (on a cash basis) was derived from some form of such government-sponsored financial aid received by the students enrolled in its schools. In addition, a substantial majority of the students attending PrimeTech receive Canadian government-sponsored financial aid. A reduction in U.S. or Canadian government funding levels could lead to lower enrollments at the Company's schools and require the Company to seek alternative sources of financial aid for its students. If student enrollments are lowered or such alternative sources cannot be arranged, the Company's business, results of operations and financial condition would be materially and adversely affected.

 Potential Adverse Effects of Failure to Comply with U.S. Financial Aid Requirements

  The Company and its U.S. schools are subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations promulgated thereunder by the DOE subject the Company's U.S. schools to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA (the "Title IV Programs"). Among other things, the standards under the HEA and its implementing regulations with which the Company's U.S. institutions must comply: (i) require each institution to maintain a rate of default by its students on federally guaranteed or funded student loans that is below a specified rate, (ii) limit the proportion of an institution's net revenues that may be derived from the Title IV Programs, (iii) establish certain financial responsibility and administrative capability standards, (iv) provide that an institution or its parent corporation which engage in certain types of transactions that would result in a change in ownership and control of that institution or corporation must reestablish the institution's eligibility for Title IV Program funds, (v) prohibit the payment of certain incentives to personnel engaged in student recruiting and admissions activities related to educational programs eligible for Title IV Program funds and (vi) require certain short-term educational programs to achieve stringent completion and placement outcomes in order to be eligible for Title IV Program funds. Under the HEA and its implementing regulations, certain of these standards must be complied with on an institutional basis. For purposes of these standards, the regulations define an institution as a main campus and its additional locations, if any. Under this definition, each of the Company's U.S. campuses is a separate institution.

  The Company is required to engage an independent auditor to conduct a compliance review of each U.S. institution's Title IV Program operations and to submit the results of such audits to the DOE on an annual basis. The Company has complied with its obligations in this regard on a timely basis. Based upon the most recent annual compliance audits of the Company's U.S. institutions and upon other reviews and audits by independent and governmental entities relating to compliance with the requirements established by the HEA and the regulations thereunder, the Company's institutions have been found to be in substantial compliance with the requirements for participating in the Title IV Programs, and the Company believes that its institutions continue to be in substantial compliance with those requirements.

  Under the rule limiting the amount of net revenues that may be derived from the Title IV Programs, commonly referred to as the "85/15 Rule," an institution would be disqualified from participation in those programs if more than 85% of its net revenues (on a cash basis) in any fiscal year was derived from the Title IV Programs. The Company has calculated that, since this requirement took effect in 1995, none of the Company's U.S. institutions derived more than 75% of its net revenue (on a cash basis) from the Title IV Programs for any fiscal year, and that for fiscal 1997 the range for the Company's U.S. institutions was from approximately 41% to approximately 52%.

  The HEA also mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (i) the federal government through the DOE; (ii) the non-governmental accrediting agencies recognized by the DOE; and (iii) state postsecondary education regulatory bodies. As in the case of the HEA and its implementing regulations, the regulations, standards and policies of the accrediting agencies and state education regulatory bodies frequently change, and changes in, or new interpretations of, applicable laws, regulations, standards or policies could have a material adverse effect on the schools' accreditation, authorization to operate in various states, permissible activities, receipt of funds under the Title IV Programs or costs of doing business. The Company's failure to maintain or renew any required regulatory approvals, accreditations or authorizations would have a material adverse effect on the Company's business, results of operations and financial condition. See "Financial Aid and Regulation--Federal Oversight of the Title IV Programs--Increased Regulatory Scrutiny."

  In the event of a failure of the Company to comply with applicable Title IV Program requirements, the affected institution could be required to repay improperly disbursed Title IV Program funds and could be assessed an administrative fine of up to $25,000 per violation of Title IV Program requirements. In addition, the DOE could transfer that institution from the "advance" system of payment of Title IV Program funds, under which an institution requests and receives funding from the DOE in advance based on anticipated needs, to the "reimbursement" or cash monitoring system of payment, under which an institution must disburse funds to students and document their eligibility for Title IV Program funds before receiving funds from the DOE or from Federal Family Education Loan ("FFEL") program lenders. Violations of Title IV Program requirements could also subject an institution or the Company to sanctions under the False Claims Act as well as other civil and criminal penalties. The failure by any of the Company's institutions to comply with applicable federal, state or accrediting agency requirements could result in the limitation, suspension or termination of that institution's ability to participate in the Title IV Programs or the loss of state licensure or accreditation. Any such event could have a material adverse effect on the Company's business, results of operations or financial condition. There are no proceedings for any such purposes pending against any of the Company's institutions, and the Company has no reason to believe that any such proceeding is contemplated. See "Financial Aid and Regulation--Federal Oversight of the Title IV Programs."

 Risk That Legislative Action Will Reduce Financial Aid Funding or Increase Regulatory Burden

  The Title IV Programs are subject to significant political and budgetary pressures. The process of reauthorizing the HEA by the U.S. Congress, which takes place approximately every five years, has begun and is expected to be completed in late 1998. It is not possible to predict the outcome of the reauthorization process. Although there is no present indication that the Congress will decline to reauthorize the Title IV Programs, there can be no assurance that government funding for the Title IV Programs will continue to be available or maintained at current levels. A reduction in government funding levels could lead to lower enrollments at the Company's schools and require the Company to seek alternative sources of financial aid for students enrolled in its schools. Given the significant percentage of the Company's net revenue that is indirectly derived from the Title IV Programs, the loss of or a significant reduction in Title IV Program funds available to students at the Company's schools would have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, there can be no assurance that current requirements for student and institutional participation in the Title IV Programs will not change or that one or more of the present Title IV Programs will not be replaced by other programs with materially different student or institutional eligibility requirements. Numerous changes to the HEA have been proposed by the DOE and other parties. Thus, the reauthorization process could result in revisions to the HEA that increase the compliance burden on the Company's institutions. If the Company cannot comply with the provisions of the HEA, as revised during the reauthorization process, or if the cost of such compliance is excessive, the Company's business, results of operations and financial condition would be materially adversely affected. The DOE has also circulated proposals that would affect guaranty agencies and lenders and could impact the access of the Company's institutions and their students to FFEL program loans. See "Financial Aid and Regulation--Nature of Federal Support for Postsecondary Education in the U.S." There can be no assurance that any legislation will not include statutory language that is different from, or in addition to, that which is currently being proposed by the DOE or that in the future there will not be enacted other different legislation amending the HEA or otherwise impacting institutions, guaranty agencies or lenders.

POTENTIAL LOSS OF STUDENT FINANCIAL AID IN THE EVENT OF FAILURE TO MEET FINANCIAL RESPONSIBILITY STANDARDS

  The HEA and its implementing regulations establish specific standards of financial responsibility that must be satisfied in order to qualify for participation in the Title IV Programs. Under standards effective prior to July 1, 1998, and which may continue to be applied to demonstrate financial responsibility for an institution's fiscal year beginning on or after July 1, 1997 and on or before June 30, 1998, an institution must: (i) have an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year, (ii) have a positive tangible net worth at the end of each fiscal year and (iii) not have a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of the institution's tangible net worth at the beginning of that two-year period. In order to make this determination, the DOE requires an institution to submit annual audited financial statements prepared on an accrual basis. As of May 31, 1998, the Company was in full compliance with current HEA financial responsibility standards.

  In November 1997, the DOE issued new regulations, which took effect July 1, 1998 and revised the DOE's standards of financial responsibility. These new standards replace the numeric tests described above with three different ratios: an equity ratio, a primary reserve ratio and a net income ratio, which are weighted and added together to produce a composite score for the institution. Institutions such as the Company may demonstrate financial responsibility by meeting the new standards or the old standards for fiscal years that began on or after July 1, 1997 but on or before June 30, 1998. The Company applied these new regulations to the Company's audited financial statements as of May 31, 1998 and has determined that it satisfied the new standards as of that date. See "Financial Aid and Regulation--Federal Oversight of the Title IV Programs."

  An institution that is determined by the DOE not to meet any one of the standards of financial responsibility is nonetheless entitled to participate in the Title IV Programs if it can demonstrate that it is financially responsible on an alternative basis. An institution may do so by posting surety, either in an amount equal to 50% (or greater, as the DOE may require) of total Title IV Program funds received by students enrolled at such institution during the prior year or in an amount equal to 10% (or greater, as the DOE may require) of such prior year's funds if the institution also agrees to provisional certification and to transfer to the reimbursement or cash monitoring system of payment for its Title IV Program funds. The DOE has interpreted this surety condition to require the posting of an irrevocable letter of credit in favor of the DOE. Under a separate standard of financial responsibility, if an institution has made late Title IV Program refunds to students in its prior two years, the institution is required to post a letter of credit in favor of the DOE in an amount equal to 25% of total Title IV Program refunds paid by the institution in its prior fiscal year. None of the Company's institutions has made late Title IV Program refunds requiring it to post a letter of credit in favor of the DOE.

POTENTIAL LOSS OF STUDENT FINANCIAL AID IN THE EVENT OF HIGH STUDENT LOAN DEFAULT RATES

  The Company is substantially dependent on continued participation by its institutions in the student loan programs included in the Title IV Programs. For the 1996-97 award year (July 1, 1996 to June 30, 1997), federally guaranteed or funded student loans represented approximately 42% of the Company's net U.S. tuition revenue (on a cash basis). Under the HEA, an institution could lose its eligibility to participate in some or all of the Title IV Programs if the rate of defaults of its students on their FFEL loans (referred to as the "cohort default rate") exceeds specified rates for specified periods of time. An institution's annual cohort default rate on FFEL loans, including a "weighted average" cohort default rate for institutions that participate in this loan program, is calculated as the rate at which borrowers scheduled to begin repayment on such loans in one year default on those loans by the end of the following year. If an institution's cohort default rate is 25% or greater in any one of the three most recent federal fiscal years, the DOE may determine that the institution lacks administrative capability and may place that institution on "provisional certification" status for up to four years. Provisional certification does not limit an institution's access to Title IV Program funds, but does subject that institution to closer review by the DOE and possible summary adverse action if that institution commits violations of Title IV Program requirements. If an institution has cohort default rates of 25% or greater for three consecutive federal fiscal years, that institution will no longer be eligible to participate in the FFEL programs for the remainder of the federal fiscal year in which the determination of ineligibility is made and for the two subsequent federal fiscal years. An institution whose cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all of the Title IV Programs limited, suspended or terminated. In addition, if an institution's cohort default rate for loans under the Federal Perkins Loan ("Perkins") program exceeds 15% for any federal award year, the DOE may determine that the institution lacks administrative capability and place the institution on provisional certification status for up to three years. None of the Company's institutions has published FFEL or Perkins cohort default rates of 15% or greater for any of the past three federal fiscal years. In 1995, the range of FFEL cohort default rates of the Company's institutions was from 2.2% to 10.9%. The range of preliminary FFEL cohort default rates of the Company's institutions for fiscal 1996 was from zero to 7.4%. See "Financial Aid and Regulation--Federal Oversight of the Title IV Programs--Cohort Default Rates."

POTENTIAL ADVERSE CONSEQUENCES IN THE EVENT OF A FAILURE TO MAINTAIN ACCREDITATIONS

  The Company believes that the accreditation of its institutions is a significant factor in its students' decisions to attend, and in its faculty members' decisions to teach at, the Company's schools. Any failure to maintain accreditation could have a material adverse effect on the Company's ability to attract and retain qualified students and faculty. In addition, in order to participate in the Title IV Programs, an institution must be accredited by an accrediting agency recognized by the DOE. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. Certain states also require institutions to maintain accreditation as a condition of continued authorization to grant degrees. In addition, certain states require various health professionals, including clinical psychologists, to have graduated from a school with professional accreditation in order to qualify for a license to practice in such state. Each of the Company's U.S. institutions is accredited by an accrediting agency recognized by the DOE and certain of the campuses maintain programmatic accreditation from the applicable professional organization, such as the American Psychological Association. The HEA requires accrediting agencies recognized by the DOE to review and monitor many aspects of an institution's operations and to take appropriate action when the institution fails to comply with the accrediting agency's standards. Any failure of the Company's institutions to maintain their accreditations would have a material adverse effect on the Company's business, results of operations and financial condition. See "Financial Aid and Regulation-- Accreditation."

POTENTIAL ADVERSE CONSEQUENCES IN THE EVENT OF A FAILURE TO MAINTAIN STATE LICENSES OR AUTHORIZATIONS

  In order to operate and award degrees and diplomas, and to participate in the Title IV Programs, a campus must be licensed or authorized to offer its programs of instruction by the relevant agencies of the state in which such campus is located. Each state has its own standards and requirements for licensure or authorization, which vary substantially among the states. Typically, state laws require that a campus demonstrate that it has the personnel, resources and facilities appropriate to its instructional programs. Each of the Company's U.S. campuses is licensed or authorized by the relevant agencies of the state in which such campus is located. Additionally, if any of the Company's campuses were to lose its state license or authorization, such campus would not only lose its eligibility to participate in the Title IV Programs, but would be required to discontinue operations. The loss by any of the Company's institutions of their state licenses or authorizations would have a material adverse effect on the Company's business, results of operations and financial condition. See "Financial Aid and Regulation--State Authorization."

POTENTIAL ADVERSE REGULATORY CONSEQUENCES IN THE EVENT OF A CHANGE OF OWNERSHIP OR CONTROL

  When an institution undergoes a "change of ownership" that results in a "change of control," as defined in the HEA and applicable regulations, that institution becomes ineligible to participate in the Title IV Programs and may receive and disburse only certain previously committed Title IV Program funds to its students until it has applied for and received recertification from the DOE. This standard applies both to the Company and to any institution acquired by the Company. Approval of an application for recertification must be based upon a determination by the DOE that the institution under its new ownership is in compliance with the requirements of institutional eligibility. The time required to act on such an application can vary substantially and may take several months. If an institution is recertified following a change of ownership, it will be on a provisional basis. Provisional certification does not limit an institution's access to Title IV Program funds, but does subject that institution to closer review by the DOE and possible summary adverse action if that institution commits violations of Title IV Program requirements.

  Under the HEA and its implementing regulations, a "change of ownership" resulting in a "change in control" would occur upon the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. With respect to a publicly-traded corporation, which the Company will be following consummation of the Offering, a change of ownership resulting in a change in control occurs when there is an event that would obligate that corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission (the "Commission") disclosing a change of control. A change of ownership and control also could require an institution to reaffirm its state authorization and accreditation. The requirements of states and accrediting agencies with jurisdiction over the Company's schools vary widely in this regard. See "Financial Aid and Regulation--Federal Oversight of the Title IV Programs--Restrictions on Acquiring or Opening Additional Schools and Adding Educational Programs."

  The Company believes that the Offering will not constitute a change of ownership resulting in a change in control under the HEA or DOE regulations. However, if the Offering were determined to constitute a change of ownership resulting in a change in control under state and/or accrediting agency standards, the Company would be required to reestablish the state authorization and accreditation of each of the affected U.S. campuses. Based upon its review of applicable state and accrediting agency standards, the Company does not believe that the Offering will constitute a change of ownership resulting in a change of control for state authorization or accreditation purposes.

  Once the Company is deemed to be publicly traded, the potential adverse implications of a change of ownership resulting in a change in control could influence future decisions by the Company and its shareholders regarding the sale, purchase, transfer, issuance or redemption of the Company's capital stock. Under certain circumstances, a sale or transfer by Michael C. Markovitz of a substantial amount of Class B Common Stock (which would convert upon such sale or transfer to Class A Common Stock) could constitute a change in ownership resulting in a change of control. See "--Voting Control by Principal Shareholder."

DEPENDENCE ON CANADIAN FINANCIAL AID; POTENTIAL ADVERSE EFFECTS OF CANADIAN REGULATION

  A substantial majority of the students attending PrimeTech receive student financial assistance from Canadian federal and/or provincial financial aid programs. Specifically, Canadian students are eligible to receive loans under the Canada Student Loan ("CSL") program. Students who are residents of the province of Ontario receive financial assistance under both the CSL program and the Ontario Student Assistance Plan ("OSAP").

  To enable its students to receive such financial aid, a Canadian institution must meet certain eligibility standards to administer these programs and must comply with extensive statutes, rules, regulations and requirements. In particular, to maintain its right to administer Ontario student financial assistance programs, an institution, such as PrimeTech, must, among other things, be registered and in good standing under the Private Vocational Schools Act ("PVSA") and must be approved by the Ontario Ministry of Education and Training as an eligible institution. Additionally, the Company may not operate a private vocational school in the province of Ontario unless such school is registered under the PVSA. Any failure of PrimeTech or the Company to meet the eligibility standards or comply with the applicable statutes, rules, regulations and requirements could have a material adverse effect on the Company's business, results of operations or financial condition.

  The legislative, regulatory and other requirements relating to student financial assistance programs in Ontario are subject to change by applicable governments due to political and budgetary pressures, and any such change may affect the eligibility for student financial assistance of the students attending PrimeTech which, in turn, could materially adversely affect the Company's business, results of operations or financial condition. See "Financial Aid and Regulation--Canadian Regulation."

SEASONALITY IN RESULTS OF OPERATIONS

  The Company has experienced seasonality in its results of operations primarily due to the pattern of student enrollments at most of the Company's schools. Historically, the Company's lowest quarterly net revenue and income have been in the fourth fiscal quarter (June through August), due to lower student enrollment during the summer months at most of the Company's schools, while the Company's expenses remain relatively constant over the course of a year. The Company expects that this seasonal trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

RISKS ASSOCIATED WITH EXPANSION AND ACQUISITION PLANS; RISKS RELATING TO THE INTEGRATION OF ACQUISITIONS

  As part of its business strategy, the Company intends to continue to expand its operations through the expansion of existing programs, the establishment of new schools and programs and the acquisition of existing institutions. The organic development of new schools, locations and programs poses unique challenges and requires the Company to make investments in management, capital expenditures, marketing expenses and other resources different, and in some cases greater, than those required with respect to the operation of acquired schools. To open a new school, the Company is required to obtain appropriate state or provincial approvals and accrediting agency authorizations. In addition, to be eligible for Title IV Program funding, such schools need federal authorization and approvals. In the case of entirely separate, free standing U.S. institutions, a minimum of two years' operating history is required for them to be eligible for Title IV Program funding.

  Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, integration of the operations and personnel of acquired companies, adverse short-term effects on reported operating results and the possible loss of key employees. Continued growth through acquisitions may also subject the Company to unanticipated business or regulatory uncertainties or liabilities. In addition, when the Company acquires an existing school, a significant portion of the purchase price for such school typically will be allocated to goodwill and other intangibles (e.g., intellectual property and non-competition agreements). The Company amortizes goodwill over periods of 15 to 40 years and other intangible assets over periods of two to ten years. In addition, the Company's acquisition of a school would constitute a change in ownership resulting in a change of control with respect to such school for purposes of eligibility to participate in the Title IV Programs and for state licensing and accreditation purposes. See "--Potential Adverse Effects of Regulation; Impairment of Federal Funding--Regulatory Consequences in the Event of a Change of Ownership or Control." Generally, the Company intends to acquire schools subject to the condition that they be recertified promptly for such eligibility by the DOE. The failure of the Company to manage its expansion and acquisition program effectively could have a material adverse effect on the Company's business, results of operations or financial condition.

  There can be no assurance that suitable expansion or acquisition opportunities will be identified or can be acquired on acceptable terms or that any new or acquired institutions can be operated profitably or successfully integrated into the Company's operations. Growth through expansion or acquisition also could involve other risks, including the diversion of management's attention from normal operating activities, the inability to find appropriate personnel to manage the Company's expanding operations and the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities.

COMPETITION

  The postsecondary education market in the United States is highly fragmented and competitive, with no private or public institution enjoying a significant market share. The Company competes for students with postgraduate, four-year and two-year degree granting institutions, which include non-profit public and private colleges, universities and proprietary institutions. An attractive employment market also reduces the number of students seeking postgraduate degrees, thereby increasing competition for potential postgraduate students. Management believes that competition among educational institutions is based on the quality of educational programs, location, perceived reputation of the institution, cost of the programs and employment opportunities for graduates. Certain public and private colleges and universities may offer programs similar to those of the Company at a lower tuition cost due in part to governmental subsidies, government and foundation grants, tax deductible contributions or other financial resources not available to proprietary institutions. Other proprietary institutions also offer programs that compete with those of the Company. Moreover, there is an increase in competition in the specific educational markets served by the Company. For example, excluding PsyD programs offered by the Company, in the 1992 academic year there were 29 PsyD programs existing in the United States, while in the 1997 academic year there were 36 PsyD programs in the United States. Certain of the Company's competitors in both the public and private sector have greater financial and other resources than the Company. There can be no assurance that competitive factors will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Competition."

DEPENDENCE ON CERTAIN INDUSTRIES

  The Company's schools offer programs in clinical psychology, education, business, allied health professions and information technology, and the demand for the Company's educational programs is correlated to employment opportunities in these particular markets. For example, the Company believes that managed care and other health care cost containment initiatives can lead to reduced compensation for health care providers such as clinical psychologists and reduced demand for psychologists with advanced degrees such as those offered by the Company, thereby having an adverse impact on the demand for certain of the programs offered by the Company. These and other adverse economic and market conditions in the industries that employ graduates of the Company's schools could have a material adverse effect on the business, financial condition or results of operations of the Company. See "Business-- Graduate Employment."

RELIANCE ON KEY PERSONNEL

  The operation of the Company requires managerial, operational and academic expertise. In particular, the Company is dependent upon the management and leadership skills of a number of its senior executives, including its Chairman, Michael C. Markovitz, its President, Harold J. O'Donnell, and its Chief Financial Officer, Charles T. Gradowski, as well as on the skills of the deans of its various institutions and its faculty members. The nature of the skills required to manage the Company and teach in its schools affords the Company's key employees substantial opportunities for alternative employment, and there can be no assurance that the Company will continue to be successful in attracting and retaining such personnel. Substantially all of the Company's employees are employed "at will." The Company does not maintain "key man" life insurance policies on any of its key employees. The failure of the Company to attract and retain key personnel could have a material adverse effect on the Company's business, results of operations or financial condition. See "Management."

YEAR 2000 PROBLEM; NEW COMPANY COMPUTER SYSTEM

  The "Year 2000 Problem" is the potential for computer processing errors resulting from the use of computer programs that have been written using two digits, rather than four, to denote a year (e.g., using the digits "98" to denote 1998). Computer programs using this nomenclature can misidentify references to dates after 1999 as meaning dates early in the twentieth century (e.g., "1902" rather than "2002"). The Year 2000 Problem is commonly considered to be prevalent in computer programs written as recently as the mid-1990s, and can cause such programs to generate erroneous information, to otherwise malfunction or to cease operations altogether.

  The Company is in the process of installing a new management information system in its corporate headquarters. In addition, the Company's schools each have stand-alone computer systems and networks for internal use and for communication with its students and with corporate headquarters. There can be no assurance that the installation of the Company's new system will proceed smoothly or that additional management time or expense will not be required to successfully complete such installation. Although the Company expects that its new computer system will be free of the Year 2000 Problem and, based upon its review of its other internal computer systems, all such systems will be free of the Year 2000 Problem, there can be no assurance that this new computer system will not be affected by the Year 2000 Problem, that the Company's existing systems will not be affected by the Year 2000 Problem, or that a failure of any other parties, such as the government agencies on which the Company depends for student financial assistance or the financial institutions involved in the processing of student loans, to address the Year 2000 Problem will not have a material adverse effect on the Company's business, results of operations or financial condition. In particular, there can be no assurance that malfunctions relating to the Year 2000 Problem will not result in the misreporting of financial information by the Company. The Company is currently making inquiries of certain of its vendors regarding the Year 2000 Problem, and has not detected any issues relating to the Year 2000 Problem. However, the Company has not made a formal assessment of the computer programs used by government agencies or other third parties with which the company interacts, or an assessment of its own vulnerability to the failure of such programs to be free of the Year 2000 Problem. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Problem."

VOTING CONTROL BY PRINCIPAL SHAREHOLDER

  The Company's founder and Chairman, Michael C. Markovitz, beneficially owns all of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock has ten votes as compared to one vote for each share of Class A Common Stock. Following consummation of the Offering, Dr. Markovitz will
control   % (  % if the Underwriters' over-allotment option is exercised in full) of the voting power of the Common Stock. As a result of such stock ownership, Dr. Markovitz will be able to control the outcome of all matters submitted to a vote of the holders of Common Stock, including the election of Directors, amendments to the Company's Articles of Incorporation (the "Articles") and By-laws and approval of significant corporate transactions. See "Description of Capital Stock." Such voting power could also have the effect of delaying, deterring or preventing a change in control of the Company that might be otherwise beneficial to shareholders. See "Security Ownership of Certain Beneficial Owners and Management."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS

  Certain provisions of the Company's Articles and By-laws may inhibit changes in control of the Company not approved by the Company's Board of Directors (the "Board"). These provisions include (i) disparate voting rights per share between the Class A Common Stock and the Class B Common Stock, (ii) a prohibition on shareholder action through written consents, (iii) a requirement that special meetings of shareholders be called only by the Board,
(iv) advance notice requirements for shareholder proposals and nominations,
(v) limitations on the ability of shareholders to amend, alter or repeal the By-laws and (vi) the authority of the Board to issue without shareholder approval preferred stock with such terms as the Board may determine. In addition, under certain conditions, Section 11.75 of the Illinois Business Corporation Act of 1983, as amended (the "Illinois Act"), would prohibit the Company from engaging in a "business combination" with an "interested shareholder" (in general, a shareholder owning 15% or more of the Company's outstanding voting shares) for a period of three years. See "Description of Capital Stock."

RESTRICTIONS UNDER THE CREDIT AGREEMENT

  The Company intends to enter into a credit agreement (the "Credit Agreement") with The Northern Trust Company providing for borrowings of up to approximately $30 million. Following consummation of the Offering, the Company does not expect to have any borrowings outstanding under the Credit Agreement. It is anticipated that the Credit Agreement will restrict the Company and its subsidiaries' ability to take certain actions, including incurring additional indebtedness or substantially altering the Company's current method of conducting business. A breach of any covenants contained in the Credit Agreement could result in an event of default thereunder and allow the lenders to accelerate the maturity of the indebtedness outstanding under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

BROAD DISCRETION AS TO USE OF PROCEEDS

  The Company intends to use the net proceeds of the Offering to repay certain indebtedness and, as determined by management in its sole discretion, for working capital and general corporate purposes, including new program development and the possible acquisition of additional businesses that are complementary to the current or future business of the Company. Aside from the repayment of indebtedness, the Company has not determined the specific allocation of the net proceeds among the various uses described above and, accordingly, investors in the Offering will rely upon the judgment of the Company's management with respect to the use of proceeds. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

  The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, DOE financial responsibility standards could in certain circumstances directly restrict the ability of the Company to pay dividends or indirectly do so by restricting the ability of the Company to obtain dividends or other funds from its subsidiaries. See "--Potential Loss of Student Financial Aid Due to Failure to Meet Financial Responsibility Standards," "--Restrictions under Credit Agreement" and "Dividend Policy."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; IMMEDIATE AND SUBSTANTIAL DILUTION

  Prior to the Offering, there has been no public market for the Class A Common Stock and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price for the Class A Common Stock will be determined by negotiations between the Company and the Underwriters, based upon several factors, and may not be indicative of the price that will prevail in the public market. There can be no assurance that the market price of the Class A Common Stock will not decline from the initial public offering price.

  After consummation of the Offering, the market price of the Class A Common Stock will be subject to fluctuations in response to a variety of factors, including quarterly variations in the Company's operating results, announcements of acquisitions by the Company or its competitors, new regulations or interpretations of regulations applicable to the Company's schools, changes in accounting treatments or principles and changes in earnings estimates by securities analysts, as well as general political, economic and market conditions. The market price for the Class A Common Stock may also be affected by the Company's ability to meet or exceed analysts' or "street" expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Class A Common Stock. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of certain companies and that have often been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation initiated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations or financial condition. See "Underwriting."

  The initial public offering price of the Class A Common Stock offered hereby is substantially higher than the net book value of the currently outstanding Common Stock. Therefore, purchasers of the Class A Common Stock offered hereby
will experience immediate and substantial dilution of $      per share in the
net tangible book value of the Class A Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have          shares of
Common Stock outstanding. The          shares of Class A Common Stock sold in
the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined in the Securities Act. The Company, and certain persons holding Common Stock or options to purchase Common Stock, at the time of the Offering, have agreed not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of Salomon Smith Barney Inc. on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. Upon the expiration of these lock-up arrangements with Salomon Smith Barney Inc., all of the shares of Common Stock issued and outstanding as of the date of this Prospectus will be eligible for immediate sale in the public market subject in certain cases to compliance with certain volume and other limitations under Rule 144 of the Securities Act ("Rule 144"). No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Class A Common Stock from time to time. The sale of a substantial number of shares held by existing shareholders, whether pursuant to subsequent public offerings or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible For Future Sale" and "Underwriting."

                                  THE COMPANY

  The Company currently owns and operates ASPP directly, and owns and operates U of S, MIM and Ventura through its wholly owned subsidiaries. Dr. Markovitz currently owns a one-third interest in PrimeTech Canada, Inc. and, together with the other owners, will be selling his interests to the Company in connection with the Offering. Historically, Dr. Markovitz separately owned and operated certain businesses that are now owned by the Company.

  The following chart illustrates the current structure of the Company after giving effect to the acquisition of PrimeTech:

                                     CHART

  Prior to the Offering, the Company will effect the Stock Conversion, consisting of the conversion of all currently outstanding shares of common stock into shares of Class B Common Stock, the authorization of the Class A
Common Stock and a    -for-one stock split to be effected immediately prior to
such conversion.

  The Company has elected to be treated as an S corporation for federal income tax purposes. Similar elections were made in states providing for conforming laws. As a result, the Company currently pays no federal income tax and virtually no state income tax, and the earnings of the Company are subject to taxation directly at the shareholder level. Effective with the Offering, the Company's S corporation status will be terminated, and the Company will become subject to corporate income taxation as a C corporation.

  The Company intends to pay to Dr. Markovitz a distribution equal to all of the Company's undistributed earnings and the net deferred income tax asset which the Company has as of the consummation of the Offering (the "Distribution"). It is not possible at this time to determine the exact amount of the Distribution because it will be based upon the Company's net income for fiscal 1998 and the portion of fiscal 1999 net income which precedes the consummation of the Offering. The Company currently estimates that its undistributed earnings and the net deferred income tax asset as of the consummation of the Offering will be approximately $7.0 million. The Distribution will be paid in the form of a note issued by the Company to Dr. Markovitz (the "Distribution Loan"), which will be payable immediately after consummation of the Offering.

  The principal executive offices of the Company are located at Two First National Plaza, 20 South Clark Street, Third Floor, Chicago, Illinois 60603 and its telephone number is (312) 899-9900.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Class A Common
Stock offered hereby are estimated to be $      , assuming an initial public
offering price of $    per share and after deducting estimated underwriting
discounts and commissions and expenses of the Offering. The Company will not receive any proceeds from the exercise of the over-allotment option granted to the Underwriters by the Company's sole shareholder. See "Underwriting."

  The Company intends to use approximately $4.9 million of the net proceeds of the Offering to repay notes payable to the Company's lenders (the "Bank Notes"), which were issued in connection with the acquisitions of Ventura and MIM and for general corporate purposes. The Bank Notes bear interest at an average blended rate of 8.0% per annum, become due at various times through 2004 and may be prepaid at anytime without premium or penalty.

  The Company also intends to use approximately $7.0 million of the net proceeds of the Offering to pay the Distribution Loan and $0.7 million to repay indebtedness to Dr. Markovitz incurred in connection with the Company's purchase of the stock of MCM Plaza, a company wholly owned by Dr. Markovitz (the "Real Estate Loan," and, together with the Distribution Loan, the "Shareholder Loans"). The Shareholder Loans bear interest at 8.0% per annum, are payable upon demand and may be prepaid at anytime without premium or penalty. See "Management--Compensation Committee Interlocks and Insider Participation."

  The Company intends to use the remainder of the net proceeds of the Offering for working capital and general corporate purposes, including new program development at existing campuses, the addition of new campuses and the possible acquisition of additional businesses that are complementary to the current or future business of the Company. The Company has not determined the specific allocation of the remainder of the net proceeds among the various uses described above and, accordingly, investors in the Offering will rely upon the judgment of the Company's management with respect to the use of such proceeds.

                                DIVIDEND POLICY

  The Company intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future, other than the Distribution. See "The Company." Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, DOE financial responsibility standards could in certain circumstances directly restrict the ability of the Company to pay dividends or indirectly do so by restricting the ability of the Company to obtain dividends or other funds from its subsidiaries. See "Risk Factors-- Potential Loss of Student Financial Aid Due to Failure to Meet Financial Responsibility Standards." For certain information regarding distributions made by the Company in fiscal 1995, 1996, 1997 and 1998, see "Management-- Compensation Committee Interlocks and Insider Participation." See also "Management's Discussions and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the cash, cash equivalents and short-term investments and the consolidated capitalization of the Company (i) at May 31, 1998, (ii) pro forma for (a) the purchase of MCM Plaza, (b) the conversion of the Company from an S corporation to a C corporation and (c) the payment of the estimated Distribution and (iii) as adjusted to give effect to the sale by
the Company of            shares of Class A Common Stock offered hereby
(assuming an initial public offering price of $    per share) and the
application of the estimated net proceeds as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                      AS OF MAY 31, 1998
                                                 ------------------------------
                                                                     PRO FORMA
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
Cash, cash equivalents and short-term
 investments.................................... $ 7,356   $7,356     $
                                                 =======   ======     ======
Long-term debt, less current maturities......... $ 5,331   $5,331     $
Shareholders' equity (deficit):
  Preferred stock, $.01 par value, 5,000,000
   shares authorized, no shares issued and
   outstanding on an as adjusted basis..........
  Class A Common Stock, $.01 par value,
   30,000,000 shares authorized,       shares
   issued and outstanding (1)...................
  Class B Common Stock, $.01 par value,
   10,000,000 shares authorized,       shares
   issued and outstanding.......................
  Common stock, no par value, 1,000,000 shares
   authorized, 1,666 shares issued and
   outstanding on an actual basis, no shares
   authorized, issued or outstanding on an as
   adjusted basis...............................     505      505
  Additional paid-in capital (2)................     --       --
  Unrealized loss on investments................      (5)      (5)
  Purchase price in excess of predecessor entity
   carryover basis (3)..........................     --      (720)
  Retained earnings (2).........................   5,737      --
                                                 -------   ------     ------
  Total shareholders' equity (deficit)..........   6,237     (220)
                                                 -------   ------     ------
    Total capitalization........................ $11,568   $5,111     $
                                                 =======   ======     ======

--------
(1) Excludes an aggregate of        shares which, prior to the consummation of
    the Offering, will be reserved for issuance under the Company's Stock Plans. See "Management--Stock Plans."
(2) Additional paid-in capital and retained earnings have been adjusted to reflect the capitalization of retained earnings to additional paid-in capital upon conversion of the Company to a C corporation. The amount capitalized is net of the adjustments necessary to (i) record deferred income taxes upon conversion of the Company to a C corporation and (ii) reflect payment of the Distribution, which would have been approximately $6.3 million as of May 31, 1998.
(3) Reflects the purchase price of MCM Plaza's stock in excess of the historical book value of the underlying net assets.

                                   DILUTION

  The net tangible book value of the Company as of May 31, 1998 was approximately $(0.3) million, or $(205) per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to (i) the receipt of $
million of estimated net proceeds from the sale by the Company of shares of Class A Common Stock in the Offering (assuming an initial public offering
price of $   per share), (ii) the use of such net proceeds to repay
indebtedness as described under "Use of Proceeds," (iii) the purchase price of MCM Plaza's stock in excess of the historical book value of the underlying net assets, (iv) the payment of the Distribution and (v) the recording of deferred income taxes upon conversion of the Company from an S corporation to a C corporation, the pro forma net tangible book value of the Company at May 31,
1998 would have been approximately $          , or $      per share of Common
Stock. This represents an immediate dilution in net tangible book value of
$      per share to new investors purchasing shares in the Offering. The following table illustrates this dilution:

Assumed initial public offering price per share.......................     $
  Net tangible book value per share at May 31, 1998...................
  Decrease per share attributable to the purchase price
   of MCM Plaza's stock in excess of the historical
   book value of the underlying net assets, the payment
   of the Distribution and the recording of
   deferred income taxes..............................................
                                                                       ---
  Increase per share attributable to the Offering (1).................
                                                                           ----
  Pro forma as adjusted net tangible book value per share
   after the Offering.................................................
                                                                           ====
  Dilution of net tangible book value per share to purchasers
   of shares in the Offering..........................................     $

--------
(1) After deduction of underwriting discounts and commissions and estimated expenses of the Offering.

  The following table summarizes, on a pro forma basis as of May 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholder and by new investors purchasing shares in the Offering:

                                       SHARES          TOTAL
                                     PURCHASED     CONSIDERATION
                                   -------------- ---------------- AVERAGE PRICE
                                   NUMBER PERCENT  AMOUNT  PERCENT   PER SHARE
                                   ------ ------- -------- ------- -------------
Existing shareholders............  1,666          $504,666            $302.92
Investor purchasing shares in the
 Offering........................
                                   -----    ---   --------   ---      -------
    Total........................           100%  $          100%     $
                                   =====    ===   ========   ===      =======

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The unaudited pro forma condensed consolidated statements of operations of the Company (i) give effect to (a) the acquisitions of Ventura, MIM, PrimeTech and MCM Plaza, and (b) the conversion of the Company from an S corporation to a C corporation and (ii) are adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," as if such transactions had occurred at the beginning of each period presented.

  The unaudited pro forma condensed consolidated statement of operations for the year ended August 31, 1997 includes the audited statements of operations of the Company and the unaudited historical statement of operations of (i) Ventura, MIM and Prime Tech for the year then ended and (ii) the unaudited statement of revenue and certain operating expenses for MCM Plaza for the eight months ended April 30, 1997. The unaudited pro forma condensed consolidated statement of operations for the nine months ended May 31, 1998 includes the audited statements of operations of the Company for the nine months ended May 31, 1998, and the unaudited statements of operations of (i) MIM for the five months and three days ended February 3, 1998 and (ii) Prime Tech for the nine months ended May 31, 1998. The historical results of operations of MIM and Ventura have been included in the Company's financial statements subsequent to the dates of their acquisition. The historical results of operation of MCM Plaza have been included in the Company's financial statements subsequent to April 30, 1997, the date Dr. Markovitz purchased the property, because the Company's acquisition of MCM Plaza on August 31, 1998 was between two parties controlled by Dr. Markovitz, and is therefore accounted for in a manner similar to a pooling of interests. This results in the restatement of all periods from the date Dr. Markovitz purchased MCM Plaza. For the purpose of preparing the unaudited pro forma condensed consolidated statements of operations only, the historical statements of operations for PrimeTech described above were translated from Canadian dollars (PrimeTech's functional currency) to U.S. dollars at the approximate average exchange rate for the respective periods.

  The unaudited pro forma condensed consolidated balance sheet as of May 31, 1998 (i) gives effect to (a) the acquisition of PrimeTech, (b) the Company's acquisition of MCM Plaza's stock at a purchase price in excess of the historical book value of the underlying net assets, (c) the conversion of the Company from an S corporation to a C corporation and (d) the payment of the Distribution and (ii) is adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," as if such transactions had occurred on May 31, 1998.

  The unaudited pro forma financial data are a presentation of historical results with accounting and other adjustments. The unaudited pro forma financial data do not reflect the effects of any of the anticipated changes to be made by the Company in its operations from the historical operations, are presented for informational purposes only and should not be construed to be indicating (i) the results of operations or the financial position of the Company that actually would have occurred had such transactions been consummated as of the dates indicated or (ii) the results of operations or the financial position of the Company in the future.

  The unaudited pro forma financial data reflect the acquisitions of MIM, Ventura and PrimeTech using the purchase method of accounting. The acquired assets and liabilities of MIM, Ventura and PrimeTech are stated at values representing a preliminary allocation of the purchase price based upon estimated fair market values at the dates of acquisition. The final purchase accounting allocations will be determined based upon final appraised values and are not expected to differ significantly from the estimates used herein. MCM Plaza's assets and liabilities are included in the Company's balance sheet at their historical book values in a manner similar to a pooling of interests.

  The following unaudited pro forma financial data and accompanying notes are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Company and the other historical financial information included elsewhere in this Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 1997

                                          HISTORICAL
                          ---------------------------------------------
                                                      PRIME-     MCM     PRO FORMA           PRO     OFFERING      PRO FORMA
                          ARGOSY   VENTURA(1)  MIM    TECH(2)  PLAZA(3) ADJUSTMENTS         FORMA   ADJUSTMENTS   AS ADJUSTED
                          -------  ---------- ------  -------  -------- -----------        -------  -----------   -----------
                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............  $20,460    $4,126   $4,553  $1,153     $255     $  (127)(5)      $30,420    $            $
Operating expenses:
 Cost of education......   10,661     2,146    2,431     501      --          --            15,739
 Selling expenses.......      516       184      615     190      --          --             1,505
 General and
  administrative
  expenses..............    5,432     1,812    1,431     469       76         309(5)(6)(7)   9,529
 Related party expense..      993       --       --      --       --         (993)(8)          --
                          -------    ------   ------  ------     ----     -------          -------    -------      --------
 Total operating
  expenses..............   17,602     4,142    4,477   1,160       76        (684)          26,773
                          -------    ------   ------  ------     ----     -------          -------    -------      --------
Income (loss) from
 operations.............    2,858       (16)      76      (7)     179         557            3,647
Interest income.........      497        17       11     --       --          --               525
Interest expense........     (107)      (40)     (15)     (9)     --         (662)(9)         (833)          (11)
Other (expense) income,
 net....................      (48)        1       (5)    --       --          --               (52)
                          -------    ------   ------  ------     ----     -------          -------    -------      --------
Income(loss) before
 provision for income
 taxes..................    3,200       (38)      67     (16)     179        (105)           3,287
Provision for income
 taxes..................       37       --       --      --       --        1,278 (10)       1,315           (10)
                          -------    ------   ------  ------     ----     -------          -------    -------      --------
Net income (loss).......  $ 3,163    $ (38)   $   67  $  (16)    $179     $(1,383)         $ 1,972    $            $
                          =======    ======   ======  ======     ====     =======          =======    =======      ========
Basic and diluted
 earnings per share.....                                                                   $ 1,184                 $
                                                                                           =======                 ========
Weighted average common
 shares outstanding--
 basic and diluted......                                                                     1,666           (12)
                                                                                           =======    =======      ========


    See notes to unaudited pro forma condensed consolidated financial data.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE NINE MONTHS ENDED MAY 31, 1998

                                  HISTORICAL
                         -------------------------------  PRO FORMA         PRO     OFFERING      PRO FORMA
                         ARGOSY   MIM (4)  PRIMETECH (2) ADJUSTMENTS       FORMA   ADJUSTMENTS   AS ADJUSTED
                         -------  -------  ------------- -----------      -------  -----------   -----------
                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue............. $22,742  $2,005      $1,481       $  --          $26,228    $             $
Operating expenses:
 Cost of education......  10,692   1,161         771          --           12,624
 Selling expenses.......     690     215         299          --            1,204
 General and
  administrative
  expenses..............   6,291     401         387          237 (6)(7)    7,316
 Related party expense..   1,807     --          --        (1,807)(8)         --
                         -------  ------      ------       ------         -------    ------        ------
   Total operating
    expenses............  19,480   1,777       1,457       (1,570)         21,144
                         -------  ------      ------       ------         -------    ------        ------
Income from operations..   3,262     228          24        1,570           5,084
Interest income.........     296       1           2          --              299
Interest expense........    (423)     (3)        (15)         (99)(9)        (540)         (11)
Other expense, net......     (12)     (9)        --           --              (21)
                         -------  ------      ------       ------         -------    ------        ------
Income before provision
 for income taxes.......   3,123     217          11        1,471           4,822
Provision for income
 taxes..................      53     --          --         1,876 (10)      1,929          (10)
                         -------  ------      ------       ------         -------    ------        ------
Net income.............. $ 3,070  $  217      $   11       $ (405)        $ 2,893    $             $
                         =======  ======      ======       ======         =======    ======        ======
Basic and diluted
 earnings per share.....                                                  $ 1,736    $             $
                                                                          =======    ======        ======
Weighted average common
 shares outstanding--
 basic and diluted......                                                    1,666                        (12)
                                                                          =======    ======        ======



     See notes to unaudited pro forma condensed consolidated statements of operations.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF MAY 31, 1998

                                              HISTORICAL
                                         ---------------------  PRO FORMA                        OFFERING      PRO FORMA
                                         ARGOSY  PRIMETECH (2) ADJUSTMENTS            PRO FORMA ADJUSTMENTS   AS ADJUSTED
                                         ------- ------------- -----------            --------- -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS:
Current assets:
 Cash and cash equivalents.............  $ 6,229    $   84       $   --                $ 6,313    $      (11)   $
 Short-term investments................    1,127        59           --                  1,186
 Deferred income taxes.................      --        --            269 (13)              269
 Other current assets..................    1,704     1,083           --                  2,787
                                         -------    ------       -------               -------    -------       -------
   Total current assets................    9,060     1,226           269                10,555
Property and equipment, net............    3,790       624           (83)                4,331
Other assets:
 Long-term investments.................      816       --            --                    816
 Intangibles...........................    6,578       --            --                  6,578
 Other non-current assets..............      504        18           --                    522
 Deferred income taxes.................      --        --            248 (13)              248
                                         -------    ------       -------               -------    -------       -------
   Total assets........................  $20,748    $1,868       $   434               $23,050    $             $
                                         =======    ======       =======               =======    =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
 (DEFICIT):
Current liabilities:
 Current maturities of long-term debt..  $ 3,364    $  --        $   314               $ 3,678    $      (11)   $
 Accounts payable and accrued expenses.    2,177        58           --                  2,235
 Deferred revenue......................    3,179       984           --                  4,163
 Shareholder loans.....................      --        --          6,974 (14)(15)        6,974
                                         -------    ------       -------               -------    -------       -------
   Total current liabilities...........    8,720     1,042         7,288                17,050
Long-term debt, less current
 maturities............................    5,331       429           --                  5,760           (11)
Other long-term liabilities............      460       --            --                    460
Shareholders' equity (deficit).........    6,237       397        (6,854)(13)(14)(15)     (220)
                                         -------    ------       -------               -------    -------       -------
   Total liabilities and shareholders'
    equity (deficit)...................  $20,748    $1,868       $   434               $23,050    $             $
                                         =======    ======       =======               =======    =======       =======


    See notes to unaudited pro forma condensed consolidated financial data.

           NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following notes identify the pro forma adjustments made to the historical amounts in the unaudited pro forma condensed consolidated financial data:
(1) Represents Ventura's results of operations through August 26, 1997, the date of its acquisition by the Company. Results for periods subsequent to August 26, 1997 are included in the Company's results of operations for such periods.
(2) The acquisition of PrimeTech is contingent upon consummation of the Offering and accordingly its balance sheet data and results of operations are not included in the historical balance sheet and statements of operations of the Company for the periods presented. The results of operations of PrimeTech will be included with those of the Company for all periods subsequent to the date of acquisition.
(3) Represents MCM Plaza's revenues and certain expenses (excluding depreciation and interest) through April 30, 1997, the date of MCM Plaza's acquisition by Dr. Markovitz. Result for periods subsequent to April 30, 1997 are included in the Company's results of operations for such periods.
(4) Represents MIM's results of operations through February 3, 1998, the date of its acquisition by the Company. Results for periods subsequent to February 3, 1998 are included in the Company's results of operations for such periods.
(5) Represents amounts paid by U of S to MCM Plaza under a lease agreement for the rental of U of S school facility prior to April 30, 1997. On August 31, 1998, MCM Plaza sold its stock to U of S for its appraised value of approximately $3.3 million, less assumed liabilities of approximately $2.6 million. As a result, U of S will not incur rent expense with respect to such property in future periods. See "Management--Compensation Committee Interlocks and Insider Participation."
(6) The preliminary appraised values of the acquired fixed assets of Ventura, MIM and PrimeTech have been assigned to the respective assets acquired. Depreciation of fixed assets, based on appraised values and estimated useful lives (which range from three to 40 years) in excess of the historical amounts (which were only recorded from the date of the acquisitions to the end of each period), is recorded as an adjustment. Depreciation of the MCM Plaza real estate for the eight months ended April 30, 1997 has been included in the pro forma adjustment. Additionally, intangible assets recorded in conjunction with the acquisitions of Ventura, MIM and PrimeTech include goodwill of approximately $5.6 million, intellectual property of $0.6 million and covenants not-to-compete of approximately $0.1 million. Goodwill is amortized on a straight-line basis over its estimated useful life of 40 years. Intellectual property is being amortized over its estimated useful life of 2-4 years. Covenants not-to-compete are amortized over their estimated useful lives of 5 to 10 years. Amortization expense of these intangible assets, based upon their new values and estimated useful lives in excess of the historical amounts (which were only recorded from the date of the acquisitions to the end of each period), is recorded as an adjustment.
(7) The proportionate amount of Dr. Markovitz's initial annual base salary as Chairman of the Company of $200,000 has been included as a pro forma adjustment.
(8) Management fees charged to the Company by Management Corp., a company wholly owned by Dr. Markovitz, related to non-recurring business activities have been eliminated. The Company will not incur such expenses in future periods. See "Management--Compensation Committee Interlocks and Insider Participation."
(9) Reflects additional interest expense associated with approximately $9.0 million of debt incurred to finance the acquisitions of Ventura, MIM, PrimeTech and MCM Plaza. Interest on bank borrowings is imputed assuming an 8.0% borrowing rate for the twelve months ended August 31, 1997 and the nine months ended May 31, 1998.
(10) Prior to consummation of the Offering, the Company was an S corporation and was not subject to federal (and certain state) corporate income taxes. A combined effective federal and state income tax rate of 40% has been assumed in calculating the pro forma provision for income taxes.
(11) Reflects issuance of           shares of Class A Common Stock and the
     application of the net proceeds from the Offering, estimated to be $ million, net of expenses and fees, as described under "Use of

    Proceeds." At May 31, 1998, the outstanding debt to be repaid in connection with the Offering totaled $4.9 million, resulting in excess
    cash from the Offering of $     million. Interest expense associated with
    indebtedness repaid with the proceeds from the Offering has been eliminated.
(12) The adjustment includes the increase in the weighted average shares
     outstanding related to proceeds from (i) the issuance of         and
             shares of Class A Common Stock for the year ended August 31, 1997 and nine months ended May 31, 1998, respectively, to be sold by the Company in the Offering in order to repay indebtedness as described under
     "Use of Proceeds," and (ii)         shares of Class A Common Stock
     assumed to be sold in the Offering to fund the amount of shareholder distributions in excess of earnings for the nine months ended May 31, 1998.
(13) Reflects the recording of deferred income taxes upon the Company's conversion from an S corporation to a C corporation.
(14) On August 31, 1998, U of S purchased MCM Plaza for a purchase price equal to its appraised value of approximately $3.3 million, less liabilities assumed of approximately $2.6 million. The purchase price exceeded the historical book value of the underlying net assets, resulting in a reduction in shareholders' equity of $0.7 million.
(15) Gives effect to the payment of the Distribution, which would have been approximately $6.3 million as of May 31, 1998.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected historical consolidated financial and other data are qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data set forth below for the Company for the eleven months ended August 31, 1995, the fiscal years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998 and the balance sheet data as of August 31, 1996 and 1997 and May 31, 1998 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected statement of operations data for the Company set forth below for the fiscal years ended September 30, 1993 and 1994 and the balance sheet data as of September 30, 1993 and 1994 are derived from the unaudited consolidated financial statements of the Company not included in this Prospectus. The selected balance sheet data as of August 31, 1995 are derived from the audited consolidated financial statements not included in this Prospectus. The selected statement of operations data for the Company set forth below for the nine months ended May 31, 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited statements of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial condition and results of operations for those periods and, in the opinion of management have been prepared on the same basis as the audited financial statements.

                                            ELEVEN
                           YEAR ENDED       MONTHS     YEAR ENDED        NINE MONTHS
                         SEPTEMBER 30,      ENDED      AUGUST 31,       ENDED MAY 31,
                         ---------------  AUGUST 31, ----------------  ----------------
                          1993    1994     1995 (1)   1996     1997     1997     1998
                         ------  -------  ---------- -------  -------  -------  -------
                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue............. $8,051  $11,061   $14,041   $17,840  $20,460  $16,565  $22,742
Operating expenses:
 Cost of education......  4,032    5,496     7,251     9,370   10,661    7,815   10,692
 Selling expenses.......    184      317       325       263      516      318      690
 General and
  administrative
  expenses..............  2,327    3,079     3,763     5,174    5,432    3,952    6,291
 Related party expense
  (2)...................  1,206      624     1,244     1,710      993      898    1,807
                         ------  -------   -------   -------  -------  -------  -------
   Total operating
    expenses............  7,749    9,516    12,583    16,517   17,602   12,983   19,480
                         ------  -------   -------   -------  -------  -------  -------
Income from operations..    302    1,545     1,458     1,323    2,858    3,582    3,262
Interest income.........     48       12       123       304      497      340      296
Interest expense........    (55)     (40)       (1)      (55)    (107)     (46)    (423)
Other income (expense),
 net....................      6       21       --         21      (48)     (10)     (12)
                         ------  -------   -------   -------  -------  -------  -------
Income before provision
 for income taxes as
 reported (3)...........    301    1,538     1,580     1,593    3,200    3,866    3,123
Provision for income
 taxes (3)..............      2       40        30        30       37       70       53
                         ------  -------   -------   -------  -------  -------  -------
Net income.............. $  299  $ 1,498   $ 1,550   $ 1,563  $ 3,163  $ 3,796  $ 3,070
                         ======  =======   =======   =======  =======  =======  =======
Income before provision
 for income taxes as
 reported (3)........... $  301  $ 1,538   $ 1,580   $ 1,593  $ 3,200  $ 3,866  $ 3,123
Pro forma provision for
 income taxes (3).......    120      615       632       637    1,280    1,546    1,249
                         ------  -------   -------   -------  -------  -------  -------
Pro forma net income.... $  181  $   923   $   948   $   956  $ 1,920  $ 2,320  $ 1,874
                         ======  =======   =======   =======  =======  =======  =======
OTHER DATA:
EBITDA (4).............. $  459  $ 1,741   $ 1,748   $ 1,722  $ 3,296  $ 3,906  $ 3,921
EBITDA margin (4).......    5.7%    15.7%     12.4%      9.7%    16.1%    23.6%    17.2%
Capital expenditures,
 net.................... $  157  $   224   $   195   $   404  $   341  $   125  $   362
Student population (5)..  1,285    2,304     2,644     2,858    3,253    3,188    3,963
Number of campuses (6)..      4        7         7         8        8        8       10

                                AS OF
                            SEPTEMBER 30,      AS OF AUGUST 31,      AS OF
                            -------------- ------------------------ MAY 31,
                             1993   1994   1995 (1)  1996    1997    1998
                            ------ ------- -------- ------- ------- -------
                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
 short-term investments.... $2,660 $ 2,533 $ 3,596  $ 5,384 $ 6,728 $ 7,356
Working capital............    632     523   1,848    3,316   3,907     340
Total assets...............  4,239   4,637   6,452    8,336  17,580  20,748
Long-term debt (excluding
 current maturities).......  1,408      62     292      243   6,354   5,331
Shareholder's equity.......    282   2,280   3,830    5,236   7,448   6,237

--------
(1) Prior to fiscal 1995, the Company's fiscal year end was September 30. During fiscal 1995, the Company changed its year end to August 31. Fiscal 1995 represents the Company's results of operations for the eleven months ended August 31, 1995. All fiscal years subsequent to 1995 represent the twelve months ended August 31 of the year indicated.
(2) Represents amounts paid to Management Corp., an affiliate of Dr. Markovitz, for services rendered by Dr. Markovitz during the period presented. The Company will not incur such expenses in future periods; however, Dr. Markovitz will receive compensation from the Company as Chairman, including an initial annual base salary of $200,000.
(3) Prior to the Offering, the Company was an S corporation and not subject to federal (and certain state) corporate income taxes. The statement of operations data reflects a pro forma provision for income taxes as if the Company were subject to federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined effective federal and state tax rate of 40%. See "The Company" and Notes 5 and 12 to the Company's consolidated financial statements.
(4) "EBITDA" equals income from operations plus depreciation and amortization. EBITDA margin is EBITDA as a percentage of net revenue. EBITDA and EBITDA margin do not represent, and should not be considered as an alternative to, net income or cash flow from operations as determined by generally accepted accounting principles, and the Company's calculation thereof may not be comparable to that reported by other companies.
(5) Reflects actual student population as of the end of the period indicated, not including participants in Ventura test preparation programs.
(6) Reflects the total number of campuses operated by the Company as of the end of the period indicated.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Selected Historical Consolidated Financial and Other Data and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

BACKGROUND AND OVERVIEW

  The Company is a leading provider of for-profit postgraduate education with a primary focus on doctoral level programs. As of May 31, 1998, the Company's schools had approximately 4,600 students enrolled representing 47 states and 30 foreign countries. The Company's schools offer programs in clinical psychology, education, business, allied health professions and information technology and are approved and accredited to offer doctoral, master's, bachelor's and associate degrees as well as to award diplomas. Approximately 62% of the Company's students are enrolled in doctoral programs. The Company operates 12 campuses in seven states and the Province of Ontario, Canada. Additionally, the Company is preparing to operate four new campuses pending regulatory approval.

  The Company's principal sources of revenue are tuition, workshop fees and sales of related study materials. Students attending the Company's schools finance their education through a combination of individual resources (including earnings from full or part-time employment), government-sponsored financial aid and other sources, including family contributions and scholarships provided by the Company. During fiscal 1997, approximately 43% of the Company's net cash receipts were derived indirectly from the Title IV Programs.

  In fiscal 1997, the Company derived approximately 98% of its net revenue from tuition. Tuition payments are made at the beginning of each term; the start date for each term varies by school and program. Payment of each term's tuition may be made by cash or financial aid. If a student withdraws from school prior to the completion of the term, the Company refunds a portion of the tuition already paid, based upon the number of classes the student has attended. For students receiving financial aid, the timing of the refunds for withdrawal is based on federal, state and accrediting agency standards. The scholarships that the Company grants to certain students are recorded as a reduction of tuition revenue. Tuition revenue is recognized ratably over the term of each program, while fees for the three to four day workshops held by Ventura are recognized on the first day of the workshop. Revenue from sales of related study materials is recognized on the date of shipment.

  The Company's schools charge tuition at varying amounts, depending not only on the particular school, but also upon the type of program and the specific curriculum. Each of the Company's schools typically implements one or more tuition increases annually. The size of these increases differ from year to year and among campuses and programs. Tuition for the Company's schools as of September 1, 1998 represents an approximate increase of 5% over the same date in 1997.

  The Company also generates revenue from textbook sales and property rental. In fiscal 1997, approximately 2% of the Company's net revenue was derived from these sources.

  The Company categorizes its expenses as cost of education, selling and general and administrative. Cost of education expenses generally consists of expenses directly attributable to the educational activity at the schools. These include salaries and benefits of faculty and student support personnel, the cost of educational supplies and facilities (including rents on school leases), and all other school occupancy costs. Selling expenses include direct and indirect marketing and advertising expenses.

  General and administrative expenses include salaries and benefits of personnel in accounting, human resources, corporate and school administration functions and all corporate office expenses. Also included in general and administrative expenses are depreciation expense associated with computer laboratories, equipment, furniture and fixtures, and amortization expense associated with intangible assets consisting primarily of goodwill, intellectual property and non-competition agreements with previous owners of the schools or campuses.

  Related party expense represents amounts paid to Management Corp., a company wholly owned by Dr. Markovitz, for services rendered by Dr. Markovitz. The Company will not incur such expenses in future periods; however, Dr. Markovitz will receive compensation from the Company as Chairman, including an initial annual base salary of $200,000.

RECENT ACQUISITIONS

  On August 26, 1997, the Company acquired Ventura for an aggregate purchase price of $4.2 million and, on February 3, 1998, the Company acquired MIM for an aggregate purchase price of $2.4 million. Both acquisitions were accounted for as purchases.

  In April 1998, the Company entered into an agreement, pursuant to which the Company will acquire 100% of the outstanding stock of PrimeTech. Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the other owners, will be selling his interest to the Company in connection with the Offering. The purchase agreement obligates the Company to pay the former owners (including Dr. Markovitz) a total of C$500,000 upon closing and to issue shares of Common Stock, the fair value of which is equal to 102% of PrimeTech's net income, as defined in such agreement, in each of the next three fiscal years. The total purchase price is currently estimated to be approximately C$5.1 million. The acquisition, which will be accounted for as a purchase, has been approved by the Board of Directors of each company and is subject to the successful completion of the Offering.

  On August 31, 1998, U of S acquired the stock of MCM Plaza. The purchase is accounted for in a manner similar to a pooling of interests, resulting in the Company including the results of operations of MCM Plaza for all periods subsequent to April 30, 1997, the date Dr. Markovitz acquired MCM Plaza. The purchase price of approximately $3.3 million, based upon an appraisal, exceeded the historical book value of the underlying net assets by approximately $0.7 million, resulting in a reduction in the Company's retained earnings by such amount. See "Management--Compensation Committee Interlocks and Insider Participation."

RESULTS OF OPERATIONS

  The following table summarizes the Company's operating results as a percentage of net revenues for the period indicated:

                                         ELEVEN
                                         MONTHS   YEAR ENDED     NINE MONTHS
                                         ENDED    AUGUST 31,    ENDED MAY 31,
                                       AUGUST 31, ------------  --------------
                                          1995    1996   1997    1997    1998
                                       ---------- -----  -----  ------  ------
STATEMENT OF OPERATIONS DATA:
Net revenue...........................   100.0%   100.0% 100.0%  100.0%  100.0%
Operating expenses:
  Cost of education...................    51.6     52.5   52.1    47.2    47.0
  Selling expenses....................     2.3      1.5    2.5     1.9     3.0
  General and administrative expenses.    26.8     29.0   26.5    23.9    27.7
  Related party expense...............     8.9      9.6    4.9     5.4     8.0
                                         -----    -----  -----  ------  ------
    Total operating expenses..........    89.6     92.6   86.0    78.4    85.7
                                         -----    -----  -----  ------  ------
Income from operations................    10.4      7.4   14.0    21.6    14.3
Interest/other income (expense), net..     0.9      1.5    1.7     1.7    (0.6)
                                         -----    -----  -----  ------  ------
Income before provision for income
 taxes................................    11.3      8.9   15.7    23.3    13.7
Provision for income taxes............     0.2      0.2    0.2     0.4     0.2
                                         -----    -----  -----  ------  ------
Net income............................    11.1%     8.7%  15.5%   22.9%   13.5%
                                         =====    =====  =====  ======  ======

Nine Months Ended May 31, 1998 Compared to Nine Months Ended May 31, 1997

  Net Revenue. Net revenue increased 37.3% from $16.6 million for the nine months ended May 31, 1997 to $22.8 million for the nine months ended May 31, 1998, primarily due to additional net revenue of $4.3 million from the acquisitions of Ventura and MIM. For schools owned by the Company during fiscal 1997, the average number of students attending the schools increased 55.1%, and the average tuition increased 5.2%.

  Cost of Education. Cost of education increased 36.8% from $7.8 million for the nine months ended May 31, 1997 to $10.7 million for the nine months ended May 31, 1998, due to additional teaching costs to meet the growth in the number of students attending the schools and the development of new programs. Cost of education as a percentage of net revenue decreased slightly from 47.2% in 1997 to 47.0% in 1998 due to the acquisition of Ventura, whose programs have lower cost of education than the Company's other programs. This benefit was partially offset by the acquisition of MIM, which has higher costs of education as a percentage of net revenue.

  Selling Expenses. Selling expenses increased 117.0% from $0.3 million for the nine months ended May 31, 1997 to $0.7 million for the nine months ended May 31, 1998 and, as a percentage of net revenue, increased from 1.9% to 3.0%, primarily due to the acquisitions of Ventura and MIM, which require the use of more costly advertising media than ASPP and U of S. These acquisitions accounted for approximately 66.7% of the increase. In addition, the Company marketed new programs and increased promotion for certain campuses in fiscal 1998.

  General and Administrative Expenses. General and administrative expenses increased 59.2% from $4.0 million for the nine months ended May 31, 1997 to $6.3 million for the nine months ended May 31, 1998 and, as a percentage of net revenue, increased from 23.9% to 27.7%, primarily due to additional costs associated with Ventura and MIM, which accounted for approximately 51.4% of the increase. The Company also hired personnel at its corporate office to expand the depth of its management.

  Related Party Expense. Related party expense increased 101.2% from $0.9 million for the nine months ended May 31, 1997 to $1.8 million for the nine months ended May 31, 1998 and, as a percentage of net revenue, increased from 5.4% to 8.0%. The related party expense amount has been discretionary and has been determined by the sole shareholder of the Company. The Company will not incur such expense in future periods; however, Dr. Markovitz will receive compensation from the Company as Chairman, including an initial annual base salary of $200,000.

  Interest/Other Income (Expense), Net. Interest/other income (expense), net decreased 148.9% from $0.3 million for the nine months ended May 31, 1997 to $(0.1) million for the nine months ended May 31, 1998 and, as a percentage of net revenue, decreased from 1.7% to (0.6)%. Interest income was $0.3 million for the nine months ended May 31, 1997. Interest expense of $0.4 million as a result of additional borrowings to finance the acquisitions of Ventura and MIM exceeded interest income earned on the Company's investments during the nine months ended May 31, 1998.

  Provision for Income Taxes. The provision for income taxes was immaterial for both the nine months ended May 31, 1997 and 1998.

  Net Income. Net income decreased 19.1% from $3.8 million for the nine months ended May 31, 1997 to $3.1 million for the nine months ended May 31, 1998, due to the increase in related party expense.

Year Ended August 31, 1997 Compared to Year Ended August 31, 1996

  Net Revenue. Net revenue increased 14.7% from $17.8 million in fiscal 1996 to $20.5 million in fiscal 1997, primarily due to a 13.8% increase in the average number of students attending the schools and an average tuition increase of 5.1% effected in 1997. The increase in student population is attributed to the development of new programs at certain campuses and the addition of the Company's Arizona campus.

  Cost of Education. Cost of education increased 13.8% from $9.4 million in fiscal 1996 to $10.7 million in fiscal 1997, due to additional teaching costs to meet the growth in the number of students attending the schools and the development of new academic programs. As a percentage of net revenue, cost of education remained relatively constant.

  Selling Expenses. Selling expenses increased 96.2% from $0.3 million in fiscal 1996 to $0.5 million in fiscal 1997 and, as a percentage of net revenue, increased from 1.5% to 2.5%, primarily due to the Company's increased focus on marketing new academic programs and promoting certain campuses.

  General and Administrative Expenses. General and administrative expenses increased 5.0% from $5.2 million in fiscal 1996 to $5.4 million in fiscal 1997; however, as a percentage of net revenue, general and administrative expenses decreased from 29.0% in fiscal 1996 to 26.5% in fiscal 1997. The decrease can be attributed primarily to the Company's 1996 investments in new office space, corporate office personnel and a new computer system.

  Related Party Expense. Related party expense decreased 41.9% from $1.7 million in fiscal 1996 to $1.0 million in fiscal 1997 and, as a percentage of net revenue, decreased from 9.6% to 4.9%. The related party expense amount has been discretionary and has been determined solely by the shareholder of the Company.

  Interest/Other Income (Expense), Net. Interest/other income (expense), net remained constant from fiscal 1996 to fiscal 1997. Although more interest income was generated in fiscal 1997 from the increase in cash flow from operations, it was offset by additional interest expense associated with the Company's purchase of MCM Plaza.

  Provision for Income Taxes. The provision for income taxes was immaterial in both fiscal 1996 and fiscal 1997.

  Net Income. Net income increased 102.4% from $1.6 million in fiscal 1996 to $3.2 million in fiscal 1997 due to the growth of existing schools and the factors discussed above, including the decrease in related party expense.

Year Ended August 31, 1996 Compared to Eleven Months Ended August 31, 1995

  Net Revenue. Net revenue increased 27.1% from $14.0 million for the eleven months ended August 31, 1995 to $17.8 million in fiscal 1996, primarily due to a 9.1% increase in the average number of students attending the schools and an average tuition increase of 5.1% effective in fiscal 1996, as well as the purchases of the Hawaii and Rolling Meadows, Illinois campuses and the opening of the Virginia campus.

  Cost of Education. Cost of education increased 29.2% from $7.3 million for the eleven months ended August 31, 1995 to $9.4 million in fiscal 1996 and, as a percentage of net revenue, increased from 51.6% to 52.5%, primarily due to additional teaching costs to meet the growth in the number of students attending the schools and the development of new campuses and programs.

  Selling Expenses. Selling expenses remained constant at $0.3 million for the eleven months ended August 31, 1995 and in fiscal 1996; however, as a percentage of net revenue, selling expenses decreased from 2.3% to 1.5% as the Company's spending on new marketing activities remained constant.

  General and Administrative Expenses. General and administrative expenses increased 37.5% from $3.8 million for the eleven months ended August 31, 1995 to $5.2 million in fiscal 1996 and, as a percentage of net revenue, increased from 26.8% to 29.0%. The increase can be attributed primarily to the Company's 1996 investments in new office space, corporate office personnel and a new computer system.

  Related Party Expense. Related party expense increased 37.5% from $1.2 million for the eleven months ended August 31, 1995 to $1.7 million in fiscal 1996 and, as a percentage of net revenue, increased from 8.9% to 9.6%. The related party expense amount has been discretionary and has been determined solely by the shareholder of the Company.

  Interest/Other Income (Expense), Net. Interest/other income (expense), net increased 121.3% from $0.1 million for the eleven months ended August 31, 1995 to $0.3 million in fiscal 1996 and, as a percentage of net revenue, increased from 0.9% to 1.5%. Interest income increased 147.2% from $0.1 million for the eleven months ended August 31, 1995 to $0.3 million in fiscal 1996, due to the increase in cash flow from operations during fiscal 1996.

  Provision for Income Taxes. Provision for income taxes was immaterial for the eleven months ended August 31, 1995 and in fiscal 1996.

  Net Income. Net income remained constant at $1.6 million for the eleven months ended August 31, 1995 and fiscal 1996 as a result of growth of existing schools and the factors discussed above being largely offset by an increase in related party expense.

SEASONALITY; VARIATIONS IN QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced seasonality in its results of operations primarily due to the pattern of student enrollments at most of the Company's schools. Historically, the Company's lowest quarterly net revenue and income have been in the fourth fiscal quarter (June through August) due to lower student enrollment during the summer months at most of the Company's schools, while the Company's expenses remain relatively constant over the course of a year. The Company expects that this seasonal trend will continue.

  The following table sets forth unaudited quarterly financial data for each of the seven fiscal quarters in the year ended August 31, 1997 and the nine months ended May 31, 1998 and such data expressed as a percentage of the Company's totals with respect to such information for the applicable quarters. The Company believes that this information includes all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                              FISCAL YEAR ENDED                NINE MONTHS ENDED
                               AUGUST 31, 1997                   MAY 31, 1998
                         -------------------------------   -------------------------
                          1ST              3RD     4TH      1ST            3RD
                          QTR    2ND QTR   QTR     QTR      QTR   2ND QTR  QTR
                         ------  -------  ------  ------   ------ ------- ------
                                       (DOLLARS IN THOUSANDS)
Net revenue............. $5,466  $4,850   $6,198  $3,946   $7,247 $6,724  $8,771
Percentage of fiscal
 year total.............   26.7%   23.7%    30.3%   19.3%
Income from operations.. $1,624  $  579   $1,379  $ (724)  $1,741 $  585  $  936
Percentage of fiscal
 year total.............   56.7%   20.3%    48.3%  (25.3)%

LIQUIDITY AND CAPITAL RESOURCES

  Since its formation, the Company has financed its operating activities primarily through cash generated from operations. Acquisitions have been financed primarily through debt instruments. Net cash provided by operating activities increased to $3.9 million in fiscal 1997 from $2.7 million in fiscal 1996 and $1.6 million in fiscal 1995, due primarily to increases in net income. Net cash provided by operating activities was $6.0 million in the first nine months of fiscal 1997 and $4.2 million in the first nine months of fiscal 1998.

  Capital expenditures were $0.2 million, $0.4 million, $0.3 million and $0.4 million in fiscal 1995, 1996, 1997 and the nine months ended May 31, 1998, respectively. Capital expenditures are expected to increase in the future as student population increases and the Company continues to upgrade and expand current facilities and equipment. The Company plans to invest approximately $0.5 million in upgrading its computer systems during fiscal 1999. The Company has no other commitment for material capital expenditures.

  The Company intends to enter into the Credit Agreement with The Northern Trust Company providing for borrowings of up to approximately $30 million at an interest rate of 2% above LIBOR. Following consummation of the Offering, the Company does not expect to have any borrowings outstanding under the Credit Agreement. It is anticipated that the Credit Agreement will restrict the Company and its subsidiaries' ability to take certain actions, including incurring additional indebtedness or substantially altering the Company's current method of conducting business.

  The Company's cash flow from operations on a long-term basis is dependent on the receipt of funds from the Title IV Programs. For fiscal 1997, the Company's U.S. institutions derived approximately 41% to approximately 52% of their respective net revenue (on a cash basis) from the Title IV Programs. The HEA and its implementing regulations establish specific standards of financial responsibility that must be satisfied in order to qualify for participation in the Title IV Programs.

  The DOE requires that Title IV Program funds collected by an institution for unbilled tuition be kept in separate cash or cash equivalent accounts until the students are billed for the portion of their program related to these Title IV Program funds. In addition, all funds transferred to the Company through electronic funds transfer programs are held in a separate cash account until certain conditions are satisfied. As of May 31, 1998, the Company held an immaterial amount of funds in these separate accounts. The restrictions on any cash held in these accounts have not significantly affected the Company's ability to fund daily operations.

  The Company intends to use approximately $4.9 million of the net proceeds from the Offering to repay the Bank Notes, which were issued in connection with the acquisition of Ventura, MIM, and for general corporate purposes, and to use approximately $7.7 million to repay the Shareholder Loans. The Company intends to use the remainder of the net proceeds for working capital and general corporate purposes, including new academic program development at existing campuses, the addition of new campuses and the possible acquisition of additional businesses that are complementary to the current or future business of the Company. The Company has not determined the specific allocation of the remainder of the net proceeds among the various uses described above and, accordingly, investors in the Offering will rely upon the judgment of the Company's management with respect to the use of such proceeds. See "Use of Proceeds."

  Upon consummation of the Offering, the only indebtedness outstanding will be indebtedness in the aggregate amount of $2.3 million secured by the real estate that is owned by MCM Plaza and leased by U of S, which bears interest at a rate of 9.0% and matures in 2007 and 2008, and certain indebtedness of the Company to the sellers in the acquisitions of MIM and Ventura, which aggregates $1.5 million, bears interest at rates of 6.25% and 8.0% and matures in 2001 and 2002.

YEAR 2000 PROBLEM

  The "Year 2000 Problem" is the potential for computer processing errors resulting from the use of computer programs that have been written using two digits, rather than four, to denote a year (e.g., using the digits "98" to denote 1998). Computer programs using this nomenclature can misidentify references to dates after 1999 as meaning dates early in the twentieth century (e.g., "1902" rather than "2002"). The Year 2000 Problem is commonly considered to be prevalent in computer programs written as recently as the mid-1990s, and can cause such programs to generate erroneous information, to otherwise malfunction or to cease operations altogether.

  The Company is in the process of installing a new management information system in its corporate headquarters. In addition, the Company's schools each have stand-alone computer systems and networks for internal use and for communication with its students and with corporate headquarters. There can be no assurance that the installation of the Company's new system will proceed smoothly or that additional management time or expense will not be required to successfully complete such installation. Although the Company expects that its new computer system will be free of the Year 2000 Problem and, based upon its review of its other internal computer systems, expects such other systems will be free of the Year 2000 Problem, there can be no assurance that this new computer system will not be affected by the Year 2000 Problem, that the Company's existing systems will not be affected by the Year 2000 Problem, or that a failure of any other parties, such as the government agencies on which the Company depends for student financial assistance or the financial institutions involved in the processing of student loans, to address the Year 2000 Problem will not have a material adverse effect on the Company's business, results of operations or financial condition. In particular, there can be no assurance that malfunctions relating to the Year 2000 Problem will not result in the misreporting of financial information by the Company. The Company is currently making inquiries of certain of its vendors regarding the

Year 2000 Problem, and has not detected any issues relating to the Year 2000 Problem. However, the Company has not made a formal assessment of the computer programs used by government agencies or other third parties with which the company interacts, or an assessment of its own vulnerability to the failure of such programs to be free of the Year 2000 Problem. See "Risk Factors--Year 2000 Problem; New Company Computer System."

INFLATION

  The Company has historically implemented tuition increases each year at or above the rate of inflation. Average tuition increases at the Company's schools for fiscal 1997, 1996 and 1995 were 5.1%, 5.0% and 5.2%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

  Recent pronouncements of the Financial Accounting Standards Board ("FASB"), which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 130, "Reporting Comprehensive Income." Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," requires that all nongovernmental entities expense the costs of start-up activities as these costs are incurred. SFAS No. 128, "Earnings Per Share," is effective for both interim and fiscal years ending after December 15, 1997. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reporting segments on the same basis that it uses internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 128 specifies guidelines as to the method of computation of, as well as presentation and disclosure requirements for, earnings per share. SFAS No. 128 and Statement of Position 98-5 did not have any effect on the Company's Consolidated Financial Statements upon adoption. SFAS Nos. 130 and 131 are effective for fiscal years beginning after December 15, 1997 and earlier application is not permitted. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's consolidated financial statements. The impact of adopting SFAS No. 131 has not been determined by the Company.

                                   BUSINESS

GENERAL

  The Company is a leading provider of for-profit postgraduate education with a primary focus on doctoral level programs. The Company's mission is to provide academically-oriented, practitioner-focused education in fields with numerous employment opportunities and strong student demand. The Company's schools offer programs in clinical psychology, education, business, allied health professions and information technology and are approved and accredited to offer doctoral, master's, bachelor's and associate degrees as well as to award diplomas. At May 31, 1998, approximately 62% of the Company's students were enrolled in doctoral programs. In 1997, the Company graduated approximately 335 clinical psychology doctoral students out of approximately 4,000 clinical psychology doctoral degrees conferred nationwide. The Company operates 12 campuses in seven states and the Province of Ontario, Canada, with a total of approximately 4,600 students representing 47 states and 30 foreign countries, enrolled as of May 31, 1998. The Company's net revenue has grown from $8.1 million in fiscal 1993 to $20.5 million in fiscal 1997, representing a compound annual growth rate of approximately 26%.

  The Company was founded in 1975, when the Company's Chairman, Michael C. Markovitz, Ph.D., recognized a demand for a non-research oriented professional school that would educate and prepare students for careers as clinical psychology practitioners. To address this demand, the Company started the Illinois School of Professional Psychology in Chicago, Illinois in 1976 and, in its first year of operations, received several thousand applications for admission to a class of 70 students for the PsyD degree. The continuing demand for high quality, practitioner-focused psychology postgraduate education led the Company to expand the renamed ASPP to seven campuses located across the United States. In response to a broader demand for quality career education, the Company has expanded beyond the psychology curriculum with the acquisitions of: (i) the University of Sarasota, a degree-granting institution focusing primarily on postgraduate business and education (March 1992); (ii) the Medical Institute of Minnesota, a degree-granting institution focusing on a variety of allied health professions (February 1998); and (iii) PrimeTech Institute, an institution granting diplomas in computer programming and other aspects of information technology and in paralegal studies (to be completed concurrent with the Offering). Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the owners, will be selling his interest to the Company in connection with the Offering. In addition, the Company became the largest provider of postgraduate psychology license examination preparation courses and materials in the United States by its acquisition of Ventura in August 1997. Through Ventura, the Company also provides professional licensure examination materials and workshops for social work; marriage, family and child counseling; marriage and family therapy; and counseling certification examinations nationwide.

The Company operates the following schools:

  . American Schools of Professional Psychology grants doctoral and master's degrees in clinical psychology and related disciplines at seven campuses located in Illinois (2), Minnesota, Georgia, Virginia, Hawaii and Arizona, and is preparing to operate campuses in Florida and California pending regulatory approval. ASPP is accredited by NCA, and three of its campuses are accredited by the APA. ASPP's net tuition revenue has grown from $7.1 million for fiscal 1993 to $15.8 million for fiscal 1997, representing a compound annual growth rate of approximately 22%.

  . University of Sarasota grants doctoral, master's and bachelor's degrees at two campuses located in Sarasota and Tampa, Florida, and is preparing to operate a campus in Southern California. U of S is accredited by SACS. U of S's net tuition revenue has grown from $1.1 million for fiscal 1993 to $4.2 million for fiscal 1997, representing a compound annual growth rate of approximately 39%.

  . Medical Institute of Minnesota grants associate degrees at one campus in Minneapolis, Minnesota. MIM is institutionally accredited by ABHES, and additionally holds individual programmatic accreditation appropriate to each degree program offered. MIM's net tuition revenue was $1.5 million for the four month period from February 3, 1998 (the date of acquisition) to May 31, 1998.

  . PrimeTech Institute awards diplomas at two campuses in Ontario, Canada, and is preparing to operate a campus in Scarborough, Ontario pending regulatory approval. PrimeTech's net tuition revenue was $1.5 million for the nine month period from September 1, 1997 to May 31, 1998. Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the other owners, will be selling his interest to the Company in connection with the Offering.

  In addition, Ventura publishes materials and holds workshops in select cities across the United States to prepare individuals to take various national and state administered oral and written health care licensure examinations in psychology and other mental health disciplines. Ventura's net tuition revenue was $2.8 million for the nine month period from August 26, 1997 (the date of acquisition) to May 31, 1998.

  The following table sets forth certain additional information regarding the Company's schools and their various campuses:

                                                  YEAR
          SCHOOL AND CAMPUS LOCATIONS            OPENED DATE ACQUIRED  ACCREDITATION
------------------------------------------------ ------ -------------- -------------
AMERICAN SCHOOLS OF PROFESSIONAL PSYCHOLOGY                                 NCA
Illinois School of
 Professional
 Psychology/Chicago.......  Chicago, IL           1976        --            APA
Illinois School of
 Professional
 Psychology/Meadows.......  Rolling Meadows, IL   1979    March 1994
Minnesota School of
 Professional Psychology..  Minneapolis, MN       1987        --            APA
Georgia School of
 Professional Psychology..  Atlanta, GA           1990        --            APA
American School of
 Professional
 Psychology/Virginia......  Arlington, VA         1994        --
American School of
 Professional
 Psychology/Hawaii........  Honolulu, HI          1979    March 1994
Arizona School of
 Professional Psychology..  Phoenix, AZ           1997        --
Florida School of
 Professional
 Psychology(1)............  Tampa, FL             1995  September 1998
American School of
 Professional
 Psychology/Rosebridge(2).  Corte Madera, CA
UNIVERSITY OF SARASOTA                                                     SACS
University of
 Sarasota/Honore..........  Sarasota, FL          1969    March 1992
University of
 Sarasota/Tampa...........  Tampa, FL             1995        --
University of
 Sarasota/California(2)...  Southern CA
MEDICAL INSTITUTE OF
 MINNESOTA................  Minneapolis, MN       1961  February 1998      ABHES
PRIMETECH INSTITUTE(3)
PrimeTech Institute/North
 York.....................  North York, Ontario   1989    April 1998
PrimeTech Institute/City
 Campus...................  Toronto, Ontario      1995    April 1998
PrimeTech
 Institute/Scarborough(2).  Scarborough, Ontario

--------
(1) From September 1995 until Fall 1998, the Florida School of Professional Psychology ("FSPP") was operated as a part of the University of Sarasota/Tampa campus. Pending receipt of a license from the State of Florida, FSPP is continuing to operate under the U of S's Florida license.
(2) These campuses will be established if and when all required regulatory approvals have been obtained. The Company has applications pending for all such approvals.
(3) In April 1998, the Company entered into an agreement, pursuant to which the Company will acquire 100% of the outstanding stock of PrimeTech. Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the other owners, will sell his interest to the Company in connection with the Offering.

INDUSTRY OVERVIEW

  According to the DOE's National Center for Education Statistics (the "NCES"), education is the second largest sector of the U.S. economy, accounting for approximately 8% of gross domestic product in 1997, or over $600 billion. The Company's schools are part of the postsecondary education market, which accounts for approximately one-third of the total sector. Of the approximately 6,000 postsecondary schools that are eligible to participate in the Title IV Programs, approximately 500 are proprietary degree-granting institutions such as the Company's schools.

  The NCES estimates that by the year 2001 the number of students enrolled in higher education institutions will increase by more than 1.5 million, to over 16 million students. The Company believes that a significant portion of this growth in the postsecondary education market will result from an increase in the number of new high school graduates, an increase in the number of college graduates attending postgraduate institutions and the increased enrollment by working adults in postsecondary and postgraduate institutions. According to the NCES, the number of new high school graduates per year is expected to increase by approximately 24%, from 2.5 million graduates in 1994 to 3.1 million graduates in 2004. Over the same period, the number of college graduates attending postgraduate institutions is expected to increase by approximately 100,000 students. The NCES estimates that, over the next several years, initial enrollments in postsecondary education institutions by working adults will increase more rapidly than initial enrollments of recent high school graduates.

  The postsecondary education industry generally is expected to benefit from the public's increased recognition of the value of a postsecondary education. According to the NCES, the percentage of recent high school graduates who continued their education after graduation increased from approximately 53% in 1983 to approximately 65% in 1996. The percentage of college graduates continuing to postgraduate institutions remained relatively constant, at 11%, over the same period. The Company believes that students pursue higher education for a variety of reasons, including the increased prestige associated with academic credentials, career change and development, intellectual curiosity and the income premium associated with higher education. According to Census Bureau data, in 1995 the income premiums over comparable workers with high school diplomas for associate, bachelor's, master's and doctoral degree holders were 25%, 55%, 91% and 127%, respectively.

BUSINESS STRATEGY

  The Company's mission is to provide academically-oriented, practitioner-focused education in fields with numerous employment opportunities and strong student demand. The key elements of the Company's business strategy are as follows:

  Focusing on Advanced Degrees. The Company is a leading for-profit provider of postgraduate education in the United States. Approximately 62% of the Company's students are enrolled in doctoral programs, with an additional 18% pursuing master's degrees and 20% pursuing bachelor's or associate degrees or diplomas. Management believes that the Company's emphasis on advanced degree programs provides greater predictability of tuition revenue and reduces recruitment cost per enrolled student. Consistent with this philosophy, the Company plans to expand some of its associate degree programs, such as those offered by MIM, to bachelor's degree programs. By offering more advanced degree programs, the Company can also take advantage of the tendency of many graduates of master's, bachelor's and associate degree programs to continue their education at the same institution if appropriate advanced degree programs are offered.

  Focusing on Curricula with Practical Professional Applications. The Company was founded to respond to a demand for postgraduate education which focuses on practical professional applications instead of research. The Company's academic programs are designed to prepare students to work in their chosen professions immediately upon graduation. Psychology graduate students, for example, gain significant practical professional experience through a required internship program. Similarly, MIM requires all of its students to participate in a field-based internship. The Company's programs for professional educators also focus on practical benefits by offering the academic credentials and skills in discrete sub-specialties required for promotion and increased compensation. This practitioner-focused approach provides the additional benefits of attracting highly motivated students and increasing student retention and graduate employment. The Company's professional test preparation business provides it with another means of participating in the practical education needed for graduates in many fields to become practitioners.

  Refining and Adapting Educational Programs. Each of the Company's schools strives to meet the changing needs of its students and changes in the employment markets by regularly refining and adapting its existing educational programs. To do so, the Company has implemented its Program for Institutional Effectiveness Review. PIER is designed to provide periodic feedback from senior management, faculty and students with a view toward consistently improving the quality of each school's academic programs. Through PIER, the Company solicits the views of each of these participants in the educational process on quality improvement issues such as curriculum innovations which can meet existing or expected employment and student demands and class scheduling and other program administrative improvements which can improve the students' educational experience.

  Emphasizing School Management Autonomy and Accountability. The Company operates with a decentralized management structure in which local campus management is empowered to make most of the day-to-day operating decisions at each campus and is primarily responsible for the profitability and growth of that campus. Appropriate performance-based incentive compensation arrangements have been implemented by the Company to reinforce the accountability of local campus management under this structure. At the same time, the Company provides each of its schools with certain services that it believes can be performed most efficiently and cost-effectively by a centralized office. Such services include marketing, accounting, information systems, financial aid processing and administration of regulatory compliance. The Company believes this combination of decentralized management and certain centralized services significantly increases its operational efficiency.

GROWTH STRATEGY

  The Company's objective is to achieve growth in revenue and profits while consistently maintaining the integrity and quality of its academic programs. The key elements of the Company's growth strategy are as follows:

  Expanding Program Offerings. The Company continually engages in the development of new and the expansion of existing curricular offerings at the doctoral, master's, bachelor's, associate and diploma levels. Of the 17 degree-granting programs currently offered by the Company, five have been introduced since 1995. For example, in 1995 the Company introduced its DBA program to provide students with advanced level business training and in 1997 the Company initiated its MSHSA program to provide students with training and problem solving skills from the areas of both business and social sciences. The Company believes that there are significant opportunities to develop additional new programs, such as its proposed program in sports psychology at ASPP, its proposed program in dental hygienics at MIM, and its new program in pastoral counseling at U of S. Once new programs have proven successful at one school, the Company seeks to expand them to its other schools which offer related programs. For example, ASPP currently offers a master's of arts ("MA") degree in counseling at four campuses and is in the process of making this program available at the remaining ASPP campuses.

  Adding New Campuses. The Company seeks to expand its presence into new geographic locations. Six of the Company's 12 campuses were developed by the Company, either as new campuses or as additional locations of existing campuses. The Company continually evaluates new locations for developing additional campuses and believes that significant opportunities exist for doing so. For example, of the 21 metropolitan areas in the United States with a population in excess of two million persons, nine do not have a graduate school of professional psychology that awards the PsyD degree. The Company also believes there is demand in Southern California for the type of programs offered by U of S and has received approval from SACS to open a branch campus of U of S in Southern California. The Company intends to proceed with the development of this branch campus as soon as it receives approval from the State of California. The Company has also recently been granted a license to open a new PrimeTech campus in Scarborough, Ontario.

  Emphasizing Student Recruitment and Retention. The Company believes that it can increase total enrollment at its campuses through the implementation of an integrated marketing program that utilizes direct response and direct sales to college and high school counselors. The Company is in the process of hiring a marketing professional at each of its campuses to focus both the marketing campaign and overall recruitment effort of each campus within its targeted market. The Company also believes it can increase its profitability through improvements in student retention rates, as the cost of efforts to keep current students in school are less than the expense of attracting new students.

  Expanding into Related Educational Services. The Company believes that significant opportunities exist in providing educational services that are related to its current program offerings. Through Ventura, the Company has become a leading provider of test preparation programs for psychology licensure examinations. These programs bring the Company in contact with a significant number of current and future psychology practitioners, which the Company believes can offer an opportunity to market additional educational programs in the future. For example, the Company believes that non-degree continuing education programs will increasingly be mandated by state licensing authorities; this represents an opportunity for the Company to provide services not only for the graduates of its schools, but also for the broader universe of licensed health care providers to which it gains access through its Ventura test preparation programs.

  Acquisitions. The Company intends to capitalize on the fragmentation in both the for-profit and not-for-profit segments of the postgraduate education industry by acquiring and consolidating attractive schools and educational programs. The Company has acquired six of its 12 campuses, three of which were for-profit and three of which were not-for-profit, and the Ventura test preparation business. The Company believes there are significant opportunities to acquire schools which can serve as platforms for program and campus expansion. Prime acquisition candidates are those that have the potential to be quickly developed into profitable, accredited degree-granting schools offering programs consistent with the Company's mission.

PROGRAMS OF STUDY

  ASPP. ASPP grants postgraduate level degrees in a variety of specialties within the field of clinical psychology. The Company offers a doctorate in clinical psychology, master's of arts degrees in clinical psychology and professional counseling and a master's of science degree in health services administration. ASPP also offers a postdoctoral program in clinical psychopharmacology. Approximately 70% of ASPP's students are enrolled in the PsyD program in various specialties and, of the students enrolled in the clinical MA program, historically more than 50% continue in the PsyD program.

  The Company was among the first academic programs in the United States to offer the practitioner-focused PsyD degree, as compared to the research-oriented PhD degree. The PsyD is a four year program consisting of one year of classroom training, two years divided between classroom training and fieldwork practicum and a fourth year consisting of a paid internship. The program focuses on practical issues in clinical psychology as compared to abstract research topics. For example, fourth year students prepare a case study as their final project, rather than a doctoral dissertation. Clinical MA students complete a two year program, all of which can be carried over into the PsyD program.

  In connection with its emphasis on a practitioner-focused education, ASPP offers a variety of minors to be pursued in connection with the PsyD program. For example, the Chicago campus offers minors in the areas of Family Psychology, Ethnic Racial Psychology, Psychoanalytic Psychology, Sexual Abuse Psychology, Health Psychology and Psychology and Religion. The Minnesota campus also offers the Health Psychology and Psychology and Religion subspecialties, as well as a minor in Child and Family Psychology, and the Hawaii campus offers a minor in Substance Abuse.

  The master's of arts program in professional counseling is a two year program combining classroom training and fieldwork. Typically offered in the evening and on weekends, this program aims to provide the skills and training needed by individuals to practice as licensed professional counselors in a wide variety of governmental, community and private settings.

  The MSHSA degree is designed to provide students with training and problem solving skills from the areas of both business and social sciences. Students learn about business principles and their application to health care as well as clinical training methods and behavior theories applicable to the health care field. The program focuses on innovative solutions to health care delivery problems by drawing on both business and interpersonal behavior theory.

  ASPP's academic programs are highly respected in the field. Since its inception in 1976, ASPP has graduated over 2,400 students. While its focus is on practice rather than research, its graduates also include PsyDs who now serve as tenured faculty members at Harvard University and Northwestern University.

  U of S. U of S grants postgraduate and bachelor's level degrees in education, business and behavioral science. In education, U of S offers a doctorate in education ("EdD"), a master's of arts in education ("MEd") and an educational specialist degree ("EdS"), each with various majors or concentrations such as curriculum and instruction, human services administration, counseling psychology and educational leadership. In business, U of S offers a doctorate in business administration, a master's of business administration ("MBA") and a bachelor's of science in business administration ("BSBA"), each with various majors or concentrations such as information systems, international business, management and marketing. In behavioral science, U of S offers a master's of arts in counseling.

  The EdD and MEd programs are offered to professional educators from across the U.S. The programs consist of an innovative combination of distance learning and personal interaction, allowing students to complete a significant percentage of the preparatory work for each course at home in advance of an intensive in-person instructional period, typically scheduled during breaks in the academic year. The Company believes that an important aspect of the learning experience is the student's interaction with faculty and other students. The EdD is a three year program and the MEd is a two year program.

  The DBA, MBA and BSBA degrees are offered both part-time and full-time and consist of classes in disciplines such as statistics, economics, accounting and finance. The BSBA is a two year degree program; the MBA a two year program; and the DBA a three year program, of which the MBA can count for two years.

  MIM. MIM offers associate degrees ("AA") in a variety of allied health care fields. MIM offers programs leading to certification as a veterinary technician, diagnostic medical sonographer, histotechnician, medical assistant, medical laboratory technician or radiologic technologist. Currently, approximately 60% of the students are enrolled in the veterinary technician program. The programs typically consist of 12-15 months of full-time classroom training and two to six months of internship.

  PrimeTech. PrimeTech offers diploma programs in network engineering, internet engineering, software programming and paralegal studies. The programs typically consist of 18 months of full-time course work, which can be taken on a part-time basis and which is completed on-site.

  Ventura. Ventura publishes materials and holds workshops in select cities across the United States to prepare individuals to take various national and state administered oral and written health care licensure examinations in the fields of psychology, social work, counseling, marriage and family therapy, and marriage, family and child counseling. The programs typically last three to four days and are conducted at various locations throughout the United States.

STUDENT BODY

 Recruitment

  The Company seeks to attract students with both the motivation and ability to complete the programs offered by its schools. To generate interest, the Company engages in a broad range of activities to inform potential students and their parents about its schools and programs of study.

  The general reputation of the Company's schools and referrals from current students, alumni and employers are the largest sources of new students. The Company believes that over 60% of ASPP's students for the 1997 fiscal year were recruited through referrals from current and former students as well as employees and others who have worked with ASPP's graduates. The Company also employs marketing tools such as its web site and creates publications and other promotional materials for the Company's schools, participates in school fairs and uses other traditional recruitment techniques common to undergraduate and postgraduate institutions. The goal of the Company's recruitment efforts is to increase awareness of the Company's schools among potential applicants in a cost-effective and dignified manner.

  ASPP and U of S operate in a different marketing environment than MIM and PrimeTech. ASPP and U of S seek to appeal to academically-oriented students, students who might otherwise elect to attend a state-sponsored or private university and who expect to see recruitment efforts and materials consistent with such universities, such as course catalogs and participation in student fairs. MIM and PrimeTech seek to appeal to students who are strictly seeking career-enhancing education, students who may not have college or university experience and who typically respond to more traditional commercial marketing efforts. Ventura markets its programs directly to graduates of postgraduate psychology schools that have registered to take postgraduate licensure exams.

  The following table sets forth certain statistics regarding the student body at each of the Company's schools for the 1997/1998 academic year:

                                                NUMBER OF AVERAGE
                    SCHOOL                      STUDENTS    AGE   % POSTGRADUATE
----------------------------------------------- --------- ------- --------------
American Schools of Professional Psychology....   1,876      33        100%
University of Sarasota.........................   1,217      41         98%
Medical Institute of Minnesota.................     582      27          0%
PrimeTech Institute............................     574      30          0%

 Admission

  The Company's admissions objective is to achieve controlled student enrollment growth while consistently maintaining the integrity and quality of its academic programs. At each of the Company's schools, student admissions are overseen by a committee, comprised principally of members of the faculty, that reviews each application and makes admissions decisions. Differing programs within the Company operate with differing degrees of selectivity. Some of the Company's programs, particularly its postgraduate psychology programs, receive many more applications for admission than can be accommodated. Admissions criteria for such programs include a combination of prior academic record, performance on an admissions essay and work experience. The Company believes that other of its programs are beneficial to anyone who chooses to take them. Such programs tend to be less selective; however, the Company does screen students both for their commitment to completing a particular program of study and their aptitude for the academic subject matter of their chosen program. Upon passing the various screens of the admissions process, successful applicants are notified of acceptance into the program of their choice. All of the Company's schools use a rolling admissions format.

 Retention

  The Company recognizes that the ability to retain students until graduation is an important indicator of the success of its schools and of its students. As with other postsecondary institutions, students at the Company's schools may fail to finish their programs for a variety of personal, financial or academic reasons. While ASPP doctoral students have seven years to complete their studies, students generally complete the program in approximately five and one-half years. Over 62% of the members of ASPP's 1992 entering doctoral class graduated in 1997, and historically approximately 70% of ASPP's students ultimately complete their degree. U of S, MIM and PrimeTech have historically had similar completion rates, although MIM and PrimeTech have substantially shorter programs. The Company believes MIM's and PrimeTech's completion rates are higher than those of many other associate degree and diploma programs. To reduce the risk of student withdrawals, the Company counsels students early in the application process to gauge their commitment to completing their chosen course of study.

  As with students at other postsecondary educational institutions, the Company's students who fail to complete their programs do so for a variety of personal, financial or academic reasons. As a result, student retention is considered an entire school's responsibility, from admissions to faculty and administration to career counseling services. To minimize student withdrawals, faculty and staff members at each of the Company's campuses strive to establish personal relationships with students. Each campus devotes staff resources to advising students regarding academic and financial matters, part-time employment and other matters that may affect their success. However, while there may be many contributors, each campus has one administrative employee specifically responsible for monitoring and coordinating the student retention efforts. In addition, the Company's senior management regularly tracks retention rates at each campus and provides feedback and support to local campus administrators.

TUITION AND FEES

  The Company's schools invoice students for tuition and other institutional charges by the term of instruction. Each school's refund policies meet the requirements of the DOE and such school's state and accrediting agencies. Generally, if a student ceases attendance during the first 60% of his or her first term, the applicable school will refund institutional charges based on the number of weeks remaining in that term. After a student has attended 60% of that term, the school will retain 100% of the institutional charges. After a student's first term, the school refunds institutional charges based on the number of weeks attended in the term in which the student withdraws. Generally, after six weeks of a term, the school will retain 100% of the institutional charges for that academic period.

  The Company has historically implemented tuition increases each year at or above the rate of inflation. Average tuition increases at the Company's schools for fiscal 1997, 1996 and 1995 were 5.1%, 5.0% and 5.2%, respectively.

  The following table sets forth the average total tuition to complete a degree at each of the Company's schools, based on tuition rates for the 1997/1998 academic year:

                                                        AVERAGE TOTAL LENGTH OF
                        SCHOOL                             TUITION     PROGRAM
------------------------------------------------------- ------------- ---------
AMERICAN SCHOOLS OF PROFESSIONAL PSYCHOLOGY
  PsyD.................................................    $ 51,500    4 years
  MA (Clinical)........................................      24,000    2 years
  MA (Counseling)......................................      17,500    2 years
  MSHSA................................................      22,500    2 years
UNIVERSITY OF SARASOTA
  DBA, EdD.............................................    $ 21,500    3 years
  MEd..................................................      15,585    2 years
  EdS..................................................      10,500    2 years
  MBA..................................................       9,500    2 years
  MA...................................................      15,585    2 years
  BSBA.................................................      14,000    2 years
MEDICAL INSTITUTE OF MINNESOTA
  Veterinary Technician, Radiologic Technologist,
   Medical Lab Technician, Diagnostic Medical
   Sonographer.........................................    $ 18,500   18 months
  Histotechnician, Medical Assistant...................      16,000   18 months
PRIMETECH INSTITUTE
  Software Programming Engineer........................   C$ 14,500   18 months
  Software Programmer..................................      11,500   13 months
  PC/LAN...............................................       7,000   12 months
  Internet Service/Support Engineer....................       6,000   12 months
  Legal Secretary......................................       6,000   12 months
  LAN Professional, Paralegal..........................       5,500   12 months
  Microcomputer Business Application Administration....       4,500   12 months
  Desktop Publishing Specialist........................       4,000   12 months
  Accounting Assistant.................................       3,500   12 months

GRADUATE EMPLOYMENT

  The Company believes that employment of its graduates in occupations related to their fields of study is critical to the ability of its schools to continue to recruit students successfully. Based on information received from graduating students and employers, the Company believes that students graduating from the Company's schools enjoy considerable professional success. ASPP's graduating class of 1997, for example, reported a 95% employment rate within six months after graduation. U of S's education students are primarily working professional educators, and thus by definition, have a significant graduate employment rate. The success of their educational experience is measured by continued and accelerated success in their field. MIM and PrimeTech each provide academic programs specifically tailored to a student's career goals. MIM's and PrimeTech's graduating classes of 1997 reported employment rates in their relevant fields of study within six months of graduation of 85% and 91%, respectively.

FACULTY

  The Company seeks to attract and retain faculty with outstanding credentials in their respective fields for each of its schools. Each of the Company's schools attempts to employ faculty members who are dedicated to the teaching profession and to provide such faculty members with a stimulating and professional academic environment and competitive compensation packages. The Company emphasizes a core staff of full-time faculty members to maintain continuity and consistency across its academic programs, augmented by part-time adjunct faculty with significant industry experience. The Company's schools each employ dedicated faculty with significant experience and credentials in their respective fields to provide the personal interaction that is critical to the academic experience. The Company also encourages its full-time faculty members to engage in meaningful outside professional activities to retain current practical experience. The Company has implemented its PIER program providing periodic feedback to faculty from senior management, faculty peers and students with a view toward consistently improving the quality of each school's academic programs.

  The following table sets forth certain information regarding the faculty at each of the Company's schools as of June 30, 1998:

                         FULL-TIME  ADJUNCT
         SCHOOL           FACULTY  FACULTY(1)    HIGHEST DEGREE OF FULL-TIME FACULTY
------------------------ --------- ---------- ------------------------------------------
American Schools of
 Professional
 Psychology.............     81       166     100% Doctoral (PhD or PsyD)
University of Sarasota..     29        11     95% Doctoral, 5% Master's
Medical Institute of         23        26     9% Doctoral, 13% Master's, 43% Bachelor's,
 Minnesota..............                      9% Associate, 26% Certificate
PrimeTech Institute.....     15         2     12% Doctoral, 38% Master's, 50% Bachelor's

--------
(1) Represents faculty members teaching at least one class during the 1997/1998 academic year.

GOVERNANCE OF THE COMPANY'S SCHOOLS

  Each ASPP campus is managed locally by a Dean who reports to the President of the Company (Harold J. O'Donnell). U of S is headed by a Provost (Ned Wilson) who reports to the Board of U of S, with a consultative relationship with the President of the Company. Both PrimeTech and MIM are headed by Unit Presidents (George Schwartz and Philip Miller, respectively) each of whom reports to his respective Board, as well as maintains a consultative relationship with the President of the Company. Scott Abels, President of Ventura, reports to the President of the Company.

  ASPP, U of S, MIM and PrimeTech each has an independent Board of Directors, separate from the Company's Board but elected by the Company as sole shareholder. These local Boards independently make and approve policies and budgets.

COMPETITION

  The postsecondary education market in the United States is highly fragmented and competitive, with no private or public institution enjoying a significant market share. The Company competes for students with postgraduate, four-year and two-year degree-granting institutions, which include non-profit public and private colleges, universities and proprietary institutions. An attractive employment market also reduces the number of students seeking postgraduate degrees, thereby increasing competition for potential postgraduate students. Management believes that competition among educational institutions is based on the quality of educational programs, location, perceived reputation of the institution, cost of the programs and employment opportunities for graduates. Certain public and private colleges and universities may offer programs similar to those of the Company at a lower tuition cost due in part to governmental subsidies, government and foundation grants, tax deductible contributions or other financial resources not available to proprietary institutions. Other proprietary institutions also offer programs that compete with those of the Company. Moreover, there is an increase in competition in the specific educational markets served by the Company. For example, excluding PsyD programs offered by the Company, in the 1992 academic year there were 29 PsyD programs existing in the United States, while in the 1998 academic year there were 36 PsyD programs in the United States. Certain of the Company's competitors in both the public and private sector have greater financial and other resources than the Company.

EMPLOYEES

  As of June 30, 1998, the Company employed 308 persons. Of this number, 23 were employed in the Company's corporate headquarters, 152 were full-time or permanent part-time faculty members and 133 were working as administrative or support staff deployed at the various Company locations. None of the Company's employees are unionized. The Company believes its relations with its employees are generally good.

FACILITIES

  The following table sets forth certain information as of June 30, 1998 with respect to the principal properties leased by the Company and its subsidiaries. All of the Company's facilities are leased except the University of Sarasota's Honore campus, which is owned by the Company. See "Management-- Compensation Committee Interlocks and Insider Participation."

                             CAMPUS                               SQUARE FOOTAGE
----------------------------------------------------------------- --------------
AMERICAN SCHOOLS OF PROFESSIONAL PSYCHOLOGY
Illinois School of Professional Psychology/Chicago...............     37,831
Illinois School of Professional Psychology/Meadows...............     10,469
Minnesota School of Professional Psychology......................      9,457
Georgia School of Professional Psychology........................      9,725
American School of Professional Psychology/Virginia..............      7,976
American School of Professional Psychology/Hawaii................      6,596
Arizona School of Professional Psychology........................      8,673
Florida School of Professional Psychology........................      5,410
American School of Professional Psychology/Rosebridge............      4,184
UNIVERSITY OF SARASOTA
University of Sarasota/Honore Campus.............................     18,940
University of Sarasota/Tampa Campus..............................      5,410
MEDICAL INSTITUTE OF MINNESOTA...................................     62,300
PRIMETECH INSTITUTE
PrimeTech Institute/North York...................................      9,199
PrimeTech Institute/City Campus..................................      8,681
VENTURA..........................................................     15,540

LEGAL PROCEEDINGS

  The Company, Dr. Markovitz and certain other companies in which Dr. Markovitz has an interest have been named as defendants in Charlena Griffith, et al. v. University Hospital, L.L.C. et al., a class action lawsuit filed in November 1997 and currently pending in the United States District Court for the Northern District of Illinois, Eastern Division. This lawsuit arose in connection with the closing of a for-profit psychiatric hospital located in Chicago, which was established in 1989 by Dr. Markovitz and operated under the name University Hospital ("University Hospital"). University Hospital was substantially dependant on Medicare reimbursement for its revenues. In May 1997, after continued Medicare reimbursement to University Hospital was effectively terminated, University Hospital ceased operations and made an assignment for the benefit of its creditors, which is ongoing. The Company owned a 95% equity interest in University Hospital at the time of the assignment for the benefit of its creditors.

  The plaintiffs in the lawsuit, former employees of University Hospital, allege that (i) the hospital was closed without proper notice to employees in violation of the Worker Adjustment and Retraining Notification Act; (ii) in violation of the Employee Retirement Income Security Act of 1974, employee contributions to the hospital's profit sharing plan made prior to the hospital closing were not delivered to the plan; (iii) in violation of the Illinois Wage Payment and Collection Act, the hospital failed to pay the final compensation due its employees prior to the hospital closing and (iv) the defendants converted for their own use and benefit the amount of the plaintiffs' last paycheck, accrued vacation, profit sharing contributions and credit union contributions. The Company and Dr. Markovitz have been named as defendants in this lawsuit based upon an allegation that they are alter egos of University Hospital.

  The Company, Dr. Markovitz and the other defendants in this lawsuit deny all claims asserted and are vigorously defending themselves. The cost of defense has not been borne by the Company, and the Company does not expect the ultimate outcome of this matter to have a material adverse effect on its results of operations or financial condition.

  The Company is not party to any other legal proceedings that it believes would, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

                         FINANCIAL AID AND REGULATION

ACCREDITATION

  Accreditation is a non-governmental process through which an institution submits itself to qualitative review by an organization of peer institutions. The three types of accrediting agencies are (i) national accrediting agencies, which accredit institutions on the basis of the overall nature of the institutions without regard to their locations, (ii) regional accrediting agencies, which accredit institutions located within their geographic areas and (iii) programmatic accrediting agencies, which accredit specific educational programs offered by an institution. Accrediting agencies primarily examine the academic quality of the instructional programs of an institution, and a grant of accreditation is generally viewed as certification that an institution's programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission.

  Pursuant to provisions of the HEA, the DOE relies on accrediting agencies to determine whether institutions' educational programs qualify them to participate in the Title IV Programs. The HEA specifies certain standards that all recognized accrediting agencies must adopt in connection with their review of postsecondary institutions. Accrediting agencies that meet the DOE standards are recognized as reliable arbiters of educational quality. The HEA requires each recognized accrediting agency to submit to a periodic review of its procedures and practices by the DOE as a condition of its continued recognition.

  All of the Company's U.S. campuses are accredited by an accrediting agency recognized by the DOE. ASPP is accredited by NCA to offer both doctoral and master's degrees at its campuses in Illinois, Minnesota, Georgia, Virginia, Hawaii and Arizona. ASPP's Chicago, Minneapolis and Atlanta campuses are also accredited by the APA. U of S is accredited by SACS to award doctoral, master's and bachelor's degrees in business, doctoral and master's degrees in education and doctoral and master's degrees in psychology. MIM is approved by the State of Minnesota to award associate degrees in a variety of allied health fields, is institutionally accredited by ABHES, a nationally recognized accreditor of allied health care institutions, and additionally holds individual programmatic accreditation appropriate to each degree program offered. PrimeTech is approved as a private vocational school in the Province of Ontario, Canada, to award diplomas upon successful completion of the following main programs: (1) Network Engineering; (2) Internet Engineering;
(3) Software Programming; and (4) Paralegal Studies.

  The HEA requires accrediting agencies recognized by the DOE to review many aspects of an institution's operations to ensure that the education or training offered by the institution is of sufficient quality to achieve, for the duration of the accreditation period, the stated objective for which the education or training is offered. Under the HEA, a recognized accrediting agency must perform regular inspections and reviews of institutions of higher education, including unannounced site visits to institutions that provide career-oriented education and training. An accrediting agency may place an institution on probation or similar warning status or direct the institution to show cause why its accreditation should not be revoked if the accrediting agency believes an institution may be out of compliance with accrediting standards. It may also place an institution on "reporting" status in order to monitor one or more specified areas of the institution's performance. An institution placed on reporting status is required to report periodically to its accrediting agency on that institution's performance in the specified areas. While on reporting status, an institution may be required to seek the permission of its accrediting agency to open and commence instruction at new locations. None of the Company's schools are on probation, show cause or reporting status.

STUDENT FINANCIAL ASSISTANCE

  Students attending the Company's schools finance their education through a combination of individual resources (including earnings from full or part-time employment), government-sponsored financial aid and other sources, including family contributions and scholarships provided by the Company. The Company estimates that over 51% of the students at its U.S. schools receive some government-sponsored (federal or state) financial aid. For the 1996-97 award year (July 1, 1996 to June 30, 1997), approximately 42% of the Company's net U.S.

tuition revenue (on a cash basis) was derived from some form of such government-sponsored financial aid received by the students enrolled in its schools. In addition, a substantial majority of the students attending PrimeTech receive Canadian government-sponsored financial aid.

  To provide students access to financial assistance available through the Title IV Programs, an institution, including its additional locations, must be
(i) authorized to offer its programs of instruction by the relevant agencies of the state in which it and its additional campuses, if any, are located,
(ii) accredited by an accrediting agency recognized by the DOE and (iii) certified as eligible by the DOE. In addition, the institution must ensure that Title IV Program funds are properly accounted for and disbursed to eligible students.

  Under the HEA and its implementing regulations, each of the Company's campuses that participates in the Title IV Programs must comply with certain standards on an institutional basis, as more specifically identified below. For purposes of these standards, the regulations define an institution as a main campus and its additional locations, if any. Under this definition, each of the Company's U.S. campuses is a separate institution.

NATURE OF FEDERAL SUPPORT FOR POSTSECONDARY EDUCATION IN THE UNITED STATES

  While many states support public colleges and universities primarily through direct state subsidies, the federal government provides a substantial part of its support for postsecondary education in the form of grants and loans to students who can use this support at any institution that has been certified as eligible by the DOE. The Title IV Programs have provided aid to students for more than 30 years, and, since the mid-1960's, the scope and size of such programs have steadily increased. Since 1972, Congress has expanded the scope of the HEA to provide for the needs of the changing national student population by, among other things, (i) providing that students at proprietary institutions, such as the Company's institutions, are eligible for assistance under the Title IV Programs, (ii) establishing a program for loans to parents of eligible students, (iii) opening the Title IV Programs to part-time students, and (iv) increasing maximum loan limits and in some cases eliminating the requirement that students demonstrate financial need to obtain federally guaranteed student loans. Most recently, the Federal Direct Loan program was enacted, enabling students to obtain loans from the federal government rather than from commercial lenders. The process of reauthorizing the HEA by the U.S. Congress, which takes place approximately every five years, has begun and is expected to be completed in late 1998. Numerous changes to the HEA have been proposed by the DOE and other parties.

  Students at the Company's institutions receive grants, loans and work opportunities to fund their education under several of the Title IV Programs, of which the two largest are the FFEL program and the Federal Pell Grant ("Pell") program. Some of the Company's institutions participate in the Perkins program and the Federal Work-Study ("FWS") program. In addition, the Company's institutions are eligible to participate in the Federal Supplemental Educational Opportunity Grant ("FSEOG") program.

  Most aid under the Title IV Programs is awarded on the basis of financial need, generally defined under the HEA as the difference between the cost of attending an educational program and the amount a student can reasonably contribute to that cost. All recipients of Title IV Program funds must maintain a satisfactory grade point average and progress in a timely manner toward completion of their program of study.

  Pell. Pell grants are the primary component of the Title IV Programs under which the DOE makes grants to students who demonstrate financial need. Every eligible student is entitled to receive a Pell grant; there is no institutional allocation or limit.

  FSEOG. FSEOG awards are designed to supplement Pell grants for the neediest students. FSEOG grants generally range in amount from $100 to $4,000 per year; however, the availability of FSEOG awards is limited by the amount of funds allocated to an institution under a formula that takes into account the size of the institution, its costs and the income levels of its students. The Company is required to make a 25% matching contribution for all FSEOG program funds disbursed. Resources for this institutional contribution may include institutional grants, scholarships and other eligible funds (i.e., funds from foundations and other charitable organizations) and, in certain states, portions of state scholarships and grants. At this time, none of the Company's institutions participates in FSEOG.

  FFEL. The FFEL program consists of two types of loans, Stafford loans, which are made available to students, and PLUS loans, which are made available to parents of students classified as dependents. Under the Stafford loan program, a student may borrow up to $2,625 for the first academic year, $3,500 for the second academic year and, in some educational programs, $5,500 for each of the third and fourth academic years. Graduate and professional students may borrow up to $8,500 per academic year. Students with financial need qualify for interest subsidies while in school and during grace periods. Students who are classified as independent can increase their borrowing limits and receive additional unsubsidized Stafford loans. Such students can obtain an additional $4,000 for each of the first and second academic years and, depending upon the educational program, an additional $5,000 for each of the third and fourth academic years. Graduate and professional students may borrow up to an additional $10,000 per academic year. The obligation to begin repaying Stafford loans does not commence until six months after a student ceases enrollment as at least a half-time student. Amounts received by students in the Company's institutions under the Stafford program in the 1996-97 award year equaled approximately 42% of the Company's net U.S. tuition revenue (on a cash basis). PLUS loans may be obtained by the parents of a dependent student in an amount not to exceed the difference between the total cost of that student's education (including allowable expenses) and other aid to which that student is entitled. At this time, none of the Company's institutions participates in the PLUS program.

  The Company's schools and their students use a wide variety of lenders and guaranty agencies and have not experienced difficulties in identifying lenders and guaranty agencies willing to make federal student loans. The HEA requires the establishment of lenders of last resort in every state to ensure that students at any institution that cannot identify such lenders will have access to the FFEL program loans.

  Perkins. Eligible undergraduate students may borrow up to $3,000 under the Perkins loan program during each academic year, with an aggregate maximum of $15,000, at a 5% interest rate and with repayment delayed until nine months after the borrower ceases to be enrolled on at least a half-time basis. Perkins loans are made available to those students who demonstrate the greatest financial need. Perkins loans are made from a revolving account, 75% of which was initially capitalized by the DOE. Subsequent federal capital contributions, with an institutional match in the same proportion, may be received if an institution meets certain requirements. Each institution collects payments on Perkins loans from its former students and loans those funds to currently enrolled students. Collection and disbursement of Perkins loans is the responsibility of each participating institution. During the 1996-97 award year, the Company collected approximately $36,100 from its former students in repayment of Perkins loans. In the 1996-97 award year, the Company's required matching contribution was approximately $5,700. The Perkins loans disbursed to students in the Company's institutions in the 1996-97 award year represented less than 1% of the Company's net U.S. tuition revenue.

  FWS. Under the FWS program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need, to perform work for the institution or for off-campus public or non-profit organizations. During the 1996-97 award year, the Company's institutions and other organizations provided matching contributions totaling approximately $27,000. At least 5% of an institution's FWS allocation must be used to fund student employment in community service positions. FWS earnings are not used for tuition and fees. However, in the 1996-97 award year, the federal share of FWS earnings represented less than 1% of the Company's net U.S. tuition revenue.

FEDERAL OVERSIGHT OF THE TITLE IV PROGRAMS

  The substantial amount of federal funds disbursed through the Title IV Programs coupled with the large numbers of students and institutions participating in those programs have led to instances of fraud, waste and abuse. As a result, the United States Congress has required the DOE to increase its level of regulatory oversight of institutions to ensure that public funds are properly used. Each institution which participates in the Title IV Programs must annually submit to the DOE an audit by an independent accounting firm of that institution's compliance with Title IV Program requirements, as well as audited financial statements. The DOE also conducts compliance reviews, which include on-site evaluations of several hundred institutions each year, and directs student loan guaranty agencies to conduct additional reviews relating to the FFEL programs. In addition, the

Office of the Inspector General of the DOE conducts audits and investigations of institutions in certain circumstances. Under the HEA, accrediting agencies and state licensing agencies also have responsibilities for overseeing institutions' compliance with Title IV Program requirements. As a result, each participating institution, including each of the Company's institutions, is subject to frequent and detailed oversight and must comply with a complex framework of laws and regulations or risk being required to repay funds or becoming ineligible to participate in the Title IV Programs. In addition, because the DOE periodically revises its regulations (e.g., in November 1997, the DOE published new regulations with respect to financial responsibility standards to take effect July 1, 1998) and changes its interpretation of existing laws and regulations, there can be no assurance that the DOE will agree with the Company's understanding of each Title IV Program requirement. See "--Financial Responsibility Standards."

  Largely as a result of this increased oversight, the DOE has reported that more than 800 institutions have either ceased to be eligible for or have voluntarily relinquished their participation in some or all of the Title IV Programs since October 1, 1992. This has reduced competition among institutions with respect to certain markets and educational programs.

  Cohort Default Rates. A significant component of the Congressional initiative aimed at reducing fraud, waste and abuse was the imposition of limitations on participation in the Title IV Programs by institutions whose former students defaulted on the repayment of federally guaranteed or funded student loans at an "excessive" rate. Since the DOE began to impose sanctions on institutions with cohort default rates above certain levels, the DOE has reported that more than 600 institutions have lost their eligibility to participate in some or all of the Title IV Programs. However, many institutions, including all of the Company's institutions, have responded by implementing aggressive student loan default management programs aimed at reducing the likelihood of students failing to repay their loans in a timely manner. An institution's cohort default rates under the FFEL programs are calculated on an annual basis as the rate at which student borrowers scheduled to begin repayment on their loans in one federal fiscal year default on those loans by the end of the next federal fiscal year. Any institution whose cohort default rate equals or exceeds 25% for any one of the three most recent federal fiscal years may be found by the DOE to lack administrative capability and, on that basis, placed on provisional certification status for up to three years. Provisional certification status does not limit an institution's access to Title IV Program funds but does subject that institution to closer review by the DOE and possible summary adverse action if that institution commits violations of Title IV Program requirements. Any institution whose cohort default rates equal or exceed 25% for three consecutive years will no longer be eligible to participate in the FFEL programs for the remainder of the federal fiscal year in which the DOE determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. In addition, an institution whose cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all of the Title IV Programs limited, suspended or terminated. Since the calculation of cohort default rates involves the collection of data from many non-governmental agencies (i.e., lenders, private guarantors or services), as well as the DOE, the HEA provides a formal process for the review and appeal of the accuracy of cohort default rates before the DOE takes any action against an institution based on such rates. In addition to the foregoing, if an institution's cohort default rate for loans under the Perkins program exceeds 15% for any federal award year (i.e., July 1 through June 30), that institution may be placed on provisional certification status for up to three years.

  None of the Company's institutions has had a published FFEL or Perkins cohort default rate of 15% or greater for any of the past three federal fiscal years. The Company's overall average cohort default rates for fiscal 1993, 1994 and 1995 were 0.4%, 2.9% and 7.9%, respectively. The average cohort default rates for proprietary institutions nationally for federal fiscal years 1993, 1994 and 1995 were 23.9%, 21.1% and 19.9%, respectively. The Company's preliminary overall average cohort default rate for fiscal 1996 was 4.6%.

  Increased Regulatory Scrutiny. The HEA provides for a three-part initiative, referred to as the Program Integrity Triad, intended to increase regulatory scrutiny of postsecondary education institutions. One part of the Program Integrity Triad expands the role of accrediting agencies in the oversight of institutions participating in the Title IV Programs. As a result, the accrediting agencies which review and accredit the Company's campuses have increased the breadth of such reviews and have expanded their examinations in such areas as financial responsibility and timeliness of student refunds. The Program Integrity Triad provisions also require each accrediting agency recognized by the DOE to undergo comprehensive periodic reviews by the DOE to ascertain whether such accrediting agency is adhering to required standards. Each accrediting agency that reviews any of the Company's campuses has been reviewed by the DOE under these provisions and has been approved for recognition by the DOE.

  A second part of the Program Integrity Triad tightens the standards to be applied by the DOE in evaluating the financial responsibility and administrative capability of institutions participating in the Title IV Programs. In addition, the Program Integrity Triad mandates that the DOE periodically review the eligibility and certification to participate in the Title IV Programs of every such eligible institution. By law, all institutions were required to undergo such a recertification review by the DOE by 1997 and are required to undergo such a recertification review every four years thereafter. Under these standards, each of the Company's institutions will be evaluated by the DOE more frequently than in the past. A denial of recertification would preclude an institution from continuing to participate in the Title IV Programs.

  A third part of the Program Integrity Triad required each state to establish a State Postsecondary Review Entity ("SPRE") to review certain institutions within that state to determine their eligibility to continue participating in the Title IV Programs. However, no SPREs are actively functioning. The United States Congress has declined to provide funding for the SPRE, and proposed legislation is pending in the Congress to repeal the SPRE program. Nevertheless, state requirements are important to an institution's eligibility to participate in the Title IV Programs since an institution and its programs must be licensed or otherwise authorized to operate in the state in which it offers education or training in order to be certified as eligible. See "State Authorization."

  Financial Responsibility Standards. All institutions participating in the Title IV Programs must satisfy a series of specific standards of financial responsibility. Institutions are evaluated for compliance with those requirements in several circumstances, including as part of the DOE's quadrennial recertification process and also annually as each institution submits its audited financial statements to the DOE. Under standards in effect prior to July 1, 1998, one standard requires each institution to demonstrate an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year. Another standard requires that each institution have a positive tangible net worth at the end of each fiscal year. A third standard prohibits any institution from having a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of that institution's tangible net worth as measured at the beginning of that two-year period. The DOE may measure an institution's financial responsibility on the basis of the financial statements of the institution itself or the financial statements of the institution's parent company, and may also consider the financial condition of any other entity related to the institution.

  In November 1997, the DOE issued new regulations, which took effect July 1, 1998 and revised the DOE's standards of financial responsibility. These new standards replace the numeric tests described above with three different ratios: an equity ratio, a primary reserve ratio and a net income ratio, which are weighted and added together to produce a composite score for the institution. Institutions such as the Company have the choice of meeting the new standards or the old standards for fiscal years that began on or after July 1, 1997, but before June 30, 1998. The Company has applied these new regulations to the Company's audited financial statements as of May 31, 1998 and has determined that it satisfied the new standards as of that date.

  An institution that is determined by the DOE not to meet any one of the standards of financial responsibility is nonetheless entitled to participate in the Title IV Programs if it can demonstrate to the DOE that it is financially responsible on an alternative basis. An institution may do so by posting surety either in an amount equal to 50% (or greater, as the DOE may require) of total Title IV Program funds received by students enrolled at such institution during the prior year or in an amount equal to 10% (or greater, as the DOE may require) of such prior year's funds if the institution also agrees to provisional certification and to transfer to the reimbursement or cash monitoring system of payment for its Title IV Program funds. The DOE has interpreted this surety condition to require the posting of an irrevocable letter of credit in favor of the DOE. Alternatively, an institution may demonstrate, with the support of a statement from a certified public accountant and other information specified in the regulations, that it was previously in compliance with the numeric standards and that its continued operation is not jeopardized by its financial condition. Under a separate standard of financial responsibility, if an institution has made late Title IV Program refunds to students in its prior two years, the institution is required to post a letter of credit in favor of the DOE in an amount equal to 25% of total Title IV Program refunds paid by the institution in its prior fiscal year.

  Restrictions on Acquiring or Opening Additional Schools and Adding Educational Programs. An institution which undergoes a change of ownership resulting in a change in control must be reviewed and recertified for participation in the Title IV Programs under its new ownership. Pending recertification, the DOE suspends Title IV Program funding to that institution's students, except for certain Title IV Program funds that were committed under the prior owner. If an institution is recertified following a change of ownership, it will be on a provisional basis. During the time an institution is provisionally certified, it may be subject to closer review by the DOE and to summary adverse action for violations of Title IV Program requirements, but provisional certification does not otherwise limit an institution's access to Title IV Program funds.

  In addition, the HEA generally requires that proprietary institutions be fully operational for two years before applying to participate in the Title IV Programs. However, under the HEA and applicable regulations, an institution that is certified to participate in the Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable eligibility requirements. The Company's expansion plans are based, in large part, on its ability to acquire schools that can be recertified and to open additional locations as part of its existing institutions.

  Generally, if an institution eligible to participate in the Title IV Programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the DOE to have the additional program designated as eligible. However, an institution is not obligated to obtain DOE approval of an additional program that leads to a professional, graduate, bachelor's or associate degree or which prepares students for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meets certain minimum length requirements. Furthermore, short-term educational programs, which generally consist of those programs that provide at least 300 but less than 600 clock hours of instruction, are eligible only for FFEL funding and only if they have been offered for a year and the institution can demonstrate, based on an attestation by its independent auditor, that 70% of all students who enroll in such programs complete them within a prescribed time and 70% of those students who graduate from such programs obtain employment in the recognized occupation for which they were trained within a prescribed time. In the event that an institution erroneously determines that an educational program is eligible for purposes of the Title IV Programs without the DOE's express approval, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. The Company does not believe that the DOE's regulations will create significant obstacles to its plans to add new programs.

  Certain of the state authorizing agencies and accrediting agencies with jurisdiction over the Company's campuses also have requirements that may, in certain instances, limit the ability of the Company to open a new campus, acquire an existing campus, establish an additional location of an existing institution or begin offering a new educational program. The Company does not believe that such standards will have a material adverse effect on the Company or its expansion plans.

  The "85/15 Rule." Under a provision of the HEA commonly referred to as the "85/15 Rule," a proprietary institution, such as each of the Company's U.S. institutions, would cease being eligible to participate in the Title IV Programs if, on a cash accounting basis, more than 85% of its net revenues for the prior fiscal year was derived from the Title IV Programs. Any institution that violates the 85/15 Rule immediately becomes ineligible to participate in the Title IV Programs and is unable to apply to regain its eligibility until the following fiscal year. The Company has calculated that, since this requirement took effect in 1995, none of the Company's U.S. institutions derived more than 75% of its net revenue (on a cash basis) from the Title IV Programs for any award year, and that for fiscal 1997 the range for the Company's U.S. institutions was from approximately 41% to approximately 52%. For 1997, the independent auditors of the Company or the institution, if applicable, examined management's assertion that each of the Company's U.S. institutions complied with these requirements and opined that such assertion was fairly stated in all material respects. The Company regularly monitors compliance with this requirement in order to minimize the risk that any of its U.S. institutions would derive more than 85% of its revenue from the Title IV Programs for any fiscal year. If an institution appears likely to approach the 85% threshold, the Company would evaluate the appropriateness of making changes in student funding and financing to ensure compliance with the 85/15 Rule.

  Restrictions on Payment of Bonuses, Commissions or Other Incentives. The HEA prohibits an institution from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity for programs eligible for Title IV Program funds. The Company believes that its current compensation plans are in compliance with HEA standards.

STATE AUTHORIZATION

  Each of the Company's campuses is authorized to offer educational programs and grant degrees or diplomas by the state in which such campus is located. The level of regulatory oversight varies substantially from state to state. In some states, the campuses are subject to licensure by the state education agency and also by a separate higher education agency. State laws establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility and other operational matters. State laws and regulations may limit the ability of the Company to obtain authorization to operate in certain states, to award degrees or diplomas or offer new degree programs. Certain states prescribe standards of financial responsibility that are different from those prescribed by the DOE. The Company believes that each of its campuses is in substantial compliance with state authorizing and licensure laws.

CANADIAN REGULATION

  The Ontario Ministry of Education and Training ("OMET") provides financial assistance to eligible students through OSAP, which includes two main components, the CSL program and the Ontario Student Loans Program ("OSLP") program. To maintain its right to administer OSAP, an institution, such as the PrimeTech campuses in Toronto, must, among other things, be registered and in good standing under the PVSA and abide by the rules, regulations and administrative manuals of the CSL, OSLP and other OSAP-related programs. In order to attain initial eligibility, an institution must establish, among other things, that it has been in good standing under the PVSA for at least 12 months, that it has offered an eligible program for at least 12 months and that it has graduated at least one class in an eligible program that satisfies specific requirements with respect to class size and graduation rate. During the first two years of initial eligibility, the institution must have its administration of OSAP independently audited, and full eligibility will not be granted unless these audits establish that the institution has properly administered OSAP. The institution can only administer CSL funds, and cannot administer OSLP funds, until it has gained full eligibility. Once an institution has gained OSAP eligibility, the institution must advise OMET before it takes any material action that may result in its failure or inability to meet any rules, regulations or requirements related to OSAP. Both of the Company's Canadian campuses are fully eligible to administer CSL and OSLP Funds.

  In order for an OSAP-eligible institution to establish a new branch of an existing eligible institution, it must obtain an OSAP-designation from OMET, either as a separate institution if the branch administers OSAP without the involvement of the main campus, or as part of the same institution, if OSAP is administered through the main campus of the institution. The Company does not believe that OSAP's requirements will create significant obstacles to its plans to acquire additional institutions or open new branches in Ontario.

  Institutions participating in OSAP, such as the PrimeTech campuses in Toronto, cannot submit applications for loans to students enrolled in educational programs that have not been designated as OSAP-eligible by OMET.

To be eligible, among other things, a program must be registered with the Private Vocational Schools unit, must be of a certain minimum length and must lead to a diploma or certificate. Each of the PrimeTech educational programs has been designated OSAP eligible by OMET and the Company does not anticipate that these program approval requirements will create significant problems with respect to its plans to add new educational programs.

  An institution cannot automatically acquire OSAP-designation through acquisition of other OSAP-eligible institutions. When there is a change of ownership, including a change in controlling interest, in a non-incorporated OSAP-eligible institution, OMET will require evidence of the institution's continued capacity to properly administer the program before extending OSAP designation to the new owner. The Company does not believe that the Offering will be considered a change of ownership for purposes of OSAP. Given that OMET periodically revises its regulations and other requirements and changes its interpretations of existing laws and regulations, there can be no assurance that OMET will agree with the Company's understanding of each OMET requirement.

  PrimeTech is required to audit its OSAP administration annually and OMET is authorized to conduct its own audits of the administration of the OSAP programs by any OSAP-eligible institution. The Company has complied with these requirements on a timely basis. Based on its most recent annual compliance audits, PrimeTech has been found to be in substantial compliance with the requirements of OSAP, and the Company believes that it continues to be in substantial compliance with these requirements. OMET has the authority to take any measures it deems necessary to protect the integrity of the administration of OSAP. If OMET deems a failure to comply to be minor, OMET will advise the institution of the deficiency and provide the institution with the opportunity to remedy the asserted deficiency. If OMET deems the failure to comply to be serious in nature, OMET has the authority to: (i) condition the institution's continued OSAP designation upon the institution's meeting specific requirements during a specific time frame; (ii) refuse to extend the institution's OSAP eligibility to the OSLP program; (iii) suspend the institution's OSAP designation or (iv) revoke the institution's OSAP designation. In addition, when OMET determines that any non-compliance in an institution's OSAP administration is serious, OMET has the authority to contract with an independent auditor, at the expense of the institution, to conduct a full audit in order to quantify the deficiencies and to require repayment of all loan amounts. In addition, OMET may impose a penalty up to the amount of the damages assessed in the independent audit.

  As noted above, PrimeTech is subject to the PVSA. The Company may not operate a private vocational school in the province of Ontario unless such school is registered under the PVSA. Upon payment of the prescribed fee and satisfaction of the conditions prescribed by the regulations under the PVSA and by the Private Vocational Schools Unit of the OMET, an applicant or registrant such as PrimeTech is entitled to registration or renewal of registration to conduct or operate a private vocational school unless: (1) it cannot reasonably be expected to be financially responsible in the conduct of the private vocational school; (2) the past conduct of the officers or directors provides reasonable grounds for belief that the operations of the campus will not be carried on in accordance with relevant law and with integrity and honesty; (3) it can reasonably be expected that the course or courses of study or the method of training offered by the private vocational school will not provide the skill and knowledge requisite for employment in the vocation or vocations for which the applicant or registrant is offering instruction; or (4) the applicant is carrying on activities that are, or will be, if the applicant is registered, in contravention of the PVSA or the regulations under the PVSA. An applicant for registration to conduct or operate a private vocational school is required to submit with the application a bond in an amount determined in accordance with the regulations under the PVSA. PrimeTech is currently registered under the PVSA at both of its buildings, and the Company does not believe that there will be any impediment to renewal of such registrations on an annual basis.

  The PVSA provides that a "registration" is not transferable. However, the Private Vocational Schools Unit of OMET takes the position that a purchase of shares of a private vocational school does not invalidate the school's registration under the PVSA. The Company does not believe that the Offering will invalidate the registration of PrimeTech.

  If a corporation is convicted of violating the PVSA or the regulations under the PVSA, the maximum penalty that may be imposed on the corporation is $25,000.

  The legislative, regulatory and other requirements relating to student financial assistance programs in Ontario are subject to change by applicable governments due to political and budgetary pressures and any such change may affect the eligibility for student financial assistance of the students attending PrimeTech which, in turn, could materially adversely affect the Company's business, results of operations and financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  Set forth below is the name, age as of August 31, 1998, and a brief account of the business experience of the Company's executive officers and directors and certain key employees:

                 NAME                  AGE               POSITION
-------------------------------------- --- -------------------------------------
Michael C. Markovitz..................  48 Chairman of the Board of Directors
Harold J. O'Donnell...................  68 President
Charles T. Gradowski..................  49 Chief Financial Officer
Theodore J. Herst.....................  74 Director
Karen M. Knab.........................  50 Director
Michael W. Mercer.....................  47 Director
Kalman K. Shiner......................  56 Director
Leslie M. Simmons.....................  69 Director
John E. Sites.........................  60 Director
Scott Ables...........................  37 General Manager, Ventura
Philip Miller.........................  49 Unit President, MIM
George Schwartz.......................  49 Unit President, PrimeTech
Ned Wilson............................  54 Provost, U of S
Lisa Doyle............................  31 Controller
Cynthia Hartwell......................  43 Vice President, Operations
Jean Norris...........................  33 Vice President, Enrollment Management
Jamie Wyse............................  44 Vice President, Business Development

DIRECTORS AND EXECUTIVE OFFICERS

  Michael C. Markovitz, Ph.D., has served as Chairman of the Board of the Company since its inception. In 1976, Dr. Markovitz co-founded the Illinois School of Professional Psychology and, during the developmental years of the school, also served as President. After purchasing the interests of the co-founders of the Illinois School of Professional Psychology, Dr. Markovitz oversaw the growth of the original single campus school into the multi-campus American Schools of Professional Psychology. From 1978 to 1986, Dr. Markovitz was a lecturer in Management at Northwestern University and is the author of the "BBP Guide to Human Resource Management" (1982), a textbook regarding personnel management. Dr. Markovitz received his doctoral degree in psychology from the University of Chicago and has been an active member of the American Psychological Association and the National Council of Schools of Professional Psychology.

  Harold J. O'Donnell, Ph.D., has served as the President of the Company since 1992. From 1976 to 1991, Dr. O'Donnell served in a series of management positions with Apollo Group, Inc., including Director of the Southern California Program of Institute for Professional Development (1976 to 1979), Executive Vice President of Institute for Professional Development (1979 to
1982), Executive Vice President of University of Phoenix (1979 to 1987) and Provost of University of Phoenix (1987 to 1992). From 1974-1976, Dr. O'Donnell served as Deputy Manpower Director for the Long Beach Commission on Economic Opportunity. Dr. O'Donnell has served as an adviser to colleges and universities in California, Indiana, Illinois and Florida involving developmental and regional accreditation issues with accrediting bodies such as NCA, SACS and the Western Association of Schools and Colleges. Dr. O'Donnell received his doctoral degree in educational administration from the University of Notre Dame and his master's degree from Catholic University of America. He continued his postdoctoral training in programs at Stanford University, the University of California at Los Angeles and the University of San Francisco.

  Charles T. Gradowski, C.P.A., has served as Chief Financial Officer of the Company since 1995. Mr. Gradowski served as Controller at Clipper Exxpress, a freight forwarder, from 1988 to 1995. Mr. Gradowski received his bachelor's degree and a master's in business administration from the University of Illinois.

  Theodore J. Herst has been a Director of the Company since its inception. Mr. Herst is a co-founder of the Illinois School of Professional Psychology and past Chairman of the Board of the Illinois School of Professional Psychology. Since 1988, Mr. Herst has been retired from the practice of law.

  Karen M. Knab has been a Director of the Company since 1986. Ms. Knab has been a member of the Board of Directors of U of S since 1995. Since January 1996, Ms. Knab has been the Executive Officer of the law firm of Sutherland, Asbill and Brennan. From 1993 to 1996, she was the Managing Partner of the Washington, D.C. office of The Peers Group, a consulting firm.

  Michael W. Mercer, Ph.D., has been a Director of the Company since 1986. Dr. Mercer is currently in private practice as a psychologist and is the author of several books on psychology. He is the past President of the Illinois Psychological Association.

  Kalman M. Shiner, C.P.A., has been a Director of the Company since June 1998. Mr. Shiner is currently the Managing Director of the accounting firm of Ostra, Reisin, Berk & Abrams, Ltd.

  Leslie M. Simmons has been a Director of the Company since 1981. Mr. Simmons has been a member of the Board of Directors of U of S since 1995. Mr. Simmons is Chairman of the Board of Directors of Apollo South Corporation.

  John M. Sites has been a Director of the Company since 1994. Mr. Sites has been Vice President for Program Development for American InterContinental University since 1997. Mr. Sites served as President of the American InterContinental University in Dubai (United Arab Emirates) (1996 to 1997), Senior Vice President of American InterContinental University in London (1994 to 1996) and Associate Executive Director of the Commission on Colleges, SACS (1989 to 1993). Mr. Sites served for over twenty years at Brenau College as a Faculty Member, Department Chair, Academic Dean and Executive Vice President.

OTHER KEY EMPLOYEES

  Scott Ables has been the General Manager of Ventura since 1997, where he oversees the administration, marketing and sales efforts. Mr. Ables has been affiliated with the Association for Advanced Training in the Behavioral Sciences since 1991, serving in a number of managerial positions, and has overseen the development of curricular materials for test preparation in a variety of professional fields. From 1987 to 1991, Mr. Ables was an executive of Contractors Career Centers, Inc., where he taught seminars addressing business and legal issues to professionals. He is a former Director of the California Contractors Association. Mr. Ables received his bachelor's degree in political science from California State University.

  Philip Miller has served as President of Medical Institutes of America, Inc. since its founding in 1998. Mr. Miller had been Executive Vice President of MIM from 1988 to 1992 and President of MIM since 1992. From 1970 to 1985, Mr. Miller was with the U.S. Department of Education, the Minnesota Department of Education and the Minnesota Higher Education Board. Mr. Miller received his J.D. degree from the William Mitchell College of Law.

  George Schwartz, C.A., has served as President of PrimeTech Institute since 1995. From 1988 to 1995, Mr. Schwartz was a Chartered Accountant and Partner with Cole and Partner. Mr. Schwartz is a graduate of the University of Toronto.

  Ned Wilson, Ph.D., has served as the Provost and CEO of the University of Sarasota since 1994. From 1992 to 1994, Dr. Wilson served as Dean of the School of Business of the University of Sarasota. From 1990 to 1992, Dr. Wilson was a faculty member at the University of Sarasota and a software design consultant for GTE and Arthur Andersen. Dr. Wilson had previously served as a faculty member in schools of business as well as an educational consultant in Connecticut. Dr. Wilson received his doctoral degree from Ohio State University.

  Lisa Doyle, C.P.A., has served as the Controller of the Company since 1995. From 1989 to 1995, Ms. Doyle served as Audit Manager for Goettsche, Tranen, Winter and Russo. Ms. Doyle is a graduate of the University of Illinois.

  Cynthia Hartwell has served as Vice President of Operations for the Company since 1997. From 1995 to 1997, Ms. Hartwell served as Director of Operations for the Sacramento Campus, University of Phoenix. From 1991 to 1995, she was an employee of the Apollo Group/University of Phoenix, and served as Director of Learning Resources for the University of Phoenix. Ms. Hartwell has also served in management and research positions at several companies, with a focus on programs involving educational development. Ms. Hartwell holds a master's degree from the University of Missouri.

  Jean Norris has served as Vice President for Enrollment Management for the Company since January 1998. Ms. Norris had previously served as the Dean of Admissions at Robert Morris College from 1996 to 1998, and a variety of other administrative positions at Robert Morris from 1989 to 1996. Ms. Norris has a bachelor's degree in management from National-Louis University and a master's degree in communications from Governors State University.

  Jamie Wyse has served as Vice President of Business Development for the Company since 1996. From 1994 to 1996, Mr. Wyse served as Director of Marketing and Sales for Regal Hotels International and, from 1990 to 1994, served as Director of Marketing and Sales for Regent International Hotels. During 1988 to 1990, he worked on developing a group of retail gourmet specialty shops with Neuchatel, Inc. From 1985 to 1988, Mr. Wyse served as Director of Strategic Planning and New Business Development with World Book, Inc. At World Book, Mr. Wyse completed twelve acquisitions in the educational publishing area. Mr. Wyse holds a master's in business administration in marketing/finance from the University of Chicago's Graduate School of Business and a bachelor's of science in communication management from the University of Tennessee.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has three standing committees--a Compensation Committee, an Audit Committee and an Investment Committee. A majority of the members of each of these committees are independent directors.

  The Compensation Committee recommends action to the Board regarding the salaries and incentive compensation of elected officers of the Company and administers the Company's bonus plans and Stock Plans. It is anticipated that a majority of the Compensation Committee members will be persons who are "Non-Employee Directors" as defined under Rule 16b-3 of the Exchange Act and "outside directors" (as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")). The Compensation Committee is currently comprised of Michael C. Markovitz (Chairman), Karen M. Knab, and Leslie M. Simmons.

  The Audit Committee makes recommendations to the Board regarding the selection, retention and termination of the Company's independent auditors and reviews the annual financial statements of the Company and the Company's internal controls. The Audit Committee is currently comprised of Michael C. Markovitz (Chairman), Theodore J. Herst, and Kalman M. Shiner.

  The Investment Committee makes recommendations to the Board regarding the acquisition of additional schools. The Investment Committee is currently comprised of Michael C. Markovitz (Chairman), Michael W. Mercer and Kalman M. Shiner.

COMPENSATION OF DIRECTORS

  Historically, the Company's directors have received $700 for attending each Board meeting. After the consummation of the Offering, the Company's directors will also be compensated in the form of stock option
grants, initially to be annual grants of options to purchase         shares of
Class A Common Stock at the fair market value thereof on the date of grant. Additionally, directors of U of S, MIM and PrimeTech will be compensated in
the form of annual grants of options to purchase          shares of Class A
Common Stock at the fair market value thereof on the date of grant. All directors are reimbursed for all travel-related expenses incurred in connection with their activities as directors.

EXECUTIVE COMPENSATION

  The following table sets forth in summary form information concerning the compensation awarded to Michael C. Markovitz, Harold J. O'Donnell and Charles
T. Gradowski (collectively, the "Named Executive Officers") for all services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended August 31, 1998. No other executive officer of the Company earned more than $100,000 in total compensation for fiscal 1998.

                          SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                               ------------------------------
                                                                 OTHER ANNUAL
NAME AND PRINCIPAL POSITION                    SALARY(1)  BONUS  COMPENSATION
---------------------------                    --------- ------- ------------
Michael C. Markovitz.......................... $    --   $   --   $5,286,443(2)
 Chairman
Harold J. O'Donnell...........................  114,700   58,341      10,781(3)
 President
Charles T. Gradowski..........................   86,883   15,000       6,264(3)
 Chief Financial Officer

--------
(1) Includes amounts earned in fiscal 1998, but deferred at each Named Executive Officer's election pursuant to the Company's 401(k) Plan.
(2) Dr. Markovitz received distributions of $4,293,443 from the Company in 1997 as its sole shareholder and Management Corp., an affiliate of Dr. Markovitz, received payments of $993,000 in 1997 in respect of services performed by Dr. Markovitz for the Company. The Company will not incur such expenses in future periods; however, Dr. Markovitz will receive compensation from the Company as Chairman, including an initial annual base salary of $200,000.
(3) Represents contributions made by the Company under its 401(k) Plan.

STOCK PLANS

 Pre-Existing Stock Option Grants, Exercises and Holdings

  No persons held any options to purchase Common Stock or stock appreciation rights as of the end of fiscal 1997.

 1998 Stock Incentive Plan

  Prior to the consummation of the Offering, the Board and stockholder of the Company will approve the Company's 1998 Stock Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan will be administered by the Compensation
Committee. Certain employees, directors, officers, advisors and consultants of the Company will be eligible to participate in the 1998 Stock Plan ("Participants"). The Compensation Committee will be authorized under the 1998 Stock Plan to select the Participants and determine the terms and conditions of the awards under the 1998 Stock Plan. The 1998 Stock Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems consistent with the purposes of the 1998 Stock Plan. An
aggregate of         shares of Class A Common Stock of the Company will be
reserved for issuance under the 1998 Stock Plan, subject to certain adjustments reflecting changes in the Company's capitalization.

  Options granted under the 1998 Stock Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Compensation Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of Common Stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Class A Common Stock on the date of grant.

  Options granted under the 1998 Stock Plan may be subject to time vesting and certain other restrictions at the sole discretion of the Compensation Committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

  All outstanding awards under the 1998 Stock Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

  The Board generally will have the power and authority to amend the 1998 Stock Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the Nasdaq National Market).

 Stock Purchase Plan

  The Company's Employee Stock Discount Purchase Plan (the "Stock Purchase Plan") will be approved by the Board and stockholder prior to the consummation of the Offering. The Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Class A Common Stock through payroll deductions. The Stock Purchase Plan is intended to provide an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company.

  Subject to certain restrictions, each employee of the Company who is a U.S. resident or a U.S. citizen temporarily on location at a facility outside of the United States will be eligible to participate in the Stock Purchase Plan if he or she has been employed by the Company for more than one year. Participation will be discretionary for eligible employees. The Company will reserve shares of Class A Common Stock for issuance in connection with the Stock Purchase Plan. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a specified minimum deduction per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction, as of the beginning of any month. Elected contributions will be credited to participants' accounts at the end of each calendar quarter.

  Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 90% of the lower of the closing price of the Class A Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account will be based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the Stock Purchase Plan will carry full rights to receive dividends declared from time to time. A participating employee will have full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise by written request to the Compensation Committee following the close of each calendar quarter. Subject to applicable federal securities and tax laws, the Board will have the right to amend or to terminate the Stock Purchase Plan. Amendments to the Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Stock Purchase Plan is terminated, the Compensation Committee will be required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

401(K) PLAN

  The Company has a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for contributions to the 401(k) Plan by the Company on behalf of all participants. The Company contributes an amount equal to 6% of an eligible employee's annual earnings on a discretionary basis. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that contributions by the Company will be deductible by the Company when made. The trustees under the 401(k) Plan, at the direction of each participant, invest such participant's assets in the 401(k) Plan in selected investment options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal 1997, the compensation of the Company's executives was determined by a majority of the Company's Board, consisting of Dr. Markovitz, Karen M. Knab, Michael W. Mercer, Kalman M. Shiner, Leslie M. Simmons and John E. Sites.

  The Company has historically paid certain management fees from time to time to Management Corp., a company wholly owned by Michael C. Markovitz, the Company's Chairman, for services rendered. Such amounts totaled $1.0 million during fiscal 1997 and $1.8 million during the nine months ended May 31, 1998.

  During fiscal 1997, the Company from time to time advanced amounts to Dr. Markovitz, the Chairman of the Company. During fiscal 1997, the Company advanced Dr. Markovitz $0.5 million in exchange for an unsecured note bearing interest at 5.9% per annum. As of May 31, 1998, Dr. Markovitz had repaid the note and interest totaling approximately $0.5 million.

  On August 31, 1998, U of S acquired the stock of MCM Plaza, a company wholly owned by Dr. Markovitz. The purchase price of approximately $3.3 million, based upon an independent third-party appraisal, exceeded the historical book value of the underlying net assets by $0.7 million. MCM Plaza acquired the property on which U of S is located in April 1997 for a purchase price of approximately $2.2 million.

  In April 1998, the Company entered into an agreement, pursuant to which the Company will acquire 100% of the outstanding stock of PrimeTech. Dr. Markovitz initially acquired a one-third interest in PrimeTech in November 1995 and, together with the other owners, will be selling his interest to the Company in connection with the Offering. The purchase agreement obligates the Company to pay the former owners (including Dr. Markovitz) a total of C$500,000 upon closing and to issue shares of Common Stock the fair value of which is equal to 102% of PrimeTech's net income, as defined, in each of the next three fiscal years. The total purchase price is estimated to be C$5.1 million, of which Dr. Markovitz is expected to receive one-third. The acquisition, which will be accounted for as a purchase, has been approved by the Board of Directors of each company and is subject to the successful completion of the Offering.

  The Company made distributions to its shareholder of $0.2 million, $0.9 million and $4.3 million in fiscal 1996, fiscal 1997 and the first nine months of fiscal 1998, respectively. In addition, as described in "The Company," the Company intends to pay to Dr. Markovitz the Distribution. It is not possible at this time to determine the exact amount of the Distribution because it will be based upon the Company's income for fiscal 1998 and the portion of fiscal 1999 income which precedes the consummation of the Offering. The Company currently estimates that its undistributed earnings and the net deferred income tax asset as of the consummation of the Offering will be approximately $7.0 million. The Distribution will be paid in the form of the Distribution Loan, which will be payable immediately after consummation of the Offering.

  One of the Company's schools has historically leased 18,940 square feet of a building owned by MCM Plaza, a company wholly owned by Dr. Markovitz, for lease payments aggregating $189,400 per year. During fiscal 1998, Dr. Markovitz sold the stock of MCM Plaza to the Company for an aggregate consideration equal to its appraised value of approximately $3.3 million, less liabilities assumed of approximately $2.6 million to which the property was subject.

  Dr. Markovitz indirectly owned and operated Illinois Alternatives, Inc. ("Illinois Alternatives One"), a company formed by him in 1994 to provide social work case management on behalf of the Illinois Department of Children and Family Services for children in need of psychological treatment. From July 1, 1997 through December 31, 1997, the Company provided accounting services to Illinois Alternatives One in exchange for payments to the Company of $12,000 per month, for a total of $72,000 for this period. Effective December 31, 1997, the business of Illinois Alternatives One was transferred to another company which assumed the name "Illinois Alternatives, Inc." ("Illinois Alternatives Two"), 30% of the stock of which is owned by Dr. Markovitz. Since January 1, 1998, the Company has continued to provide accounting services to Illinois Alternatives Two for $12,000 per month and the Company expects this arrangement to continue.

  In 1989, Dr. Markovitz established a small for-profit psychiatric hospital located in Chicago and operated under the name University Hospital. University Hospital was substantially dependant on Medicare reimbursement for its revenues. In May 1997, after continued Medicare reimbursement to this hospital was effectively terminated, University Hospital ceased operations and made an assignment for the benefit of its creditors, which is ongoing.

  During fiscal years 1996 and 1997, the Company made loans to University Hospital in the amounts of $600,000 and $1,251,000, and bearing interest at rates of 5.8% and 5.9%, respectively. The largest amount outstanding under such loans at any time since January 1, 1997 was $1,093,000 as of August 31, 1997. Of these amounts, $766,000 has been repaid. The remaining balance of $1,093,000 has not been repaid and the Company does not expect it to be repaid. The Company has recorded such loans as shareholder distributions to Dr. Markovitz in its financial statements.

  A class action lawsuit has been filed on behalf of former employees of University Hospital against Dr. Markovitz, the Company, University Hospital and certain other companies in which Dr. Markovitz has an interest. See "Business--Legal Proceedings."

  The Company intends that any future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained on an arm's length basis from unaffiliated third parties and that any transactions with such persons will be approved by a majority of the Company's outside directors or will be consistent with policies approved by such outside directors.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The table below sets forth certain information regarding the equity ownership of the Company as of August 31, 1998 by (i) each person or entity known to the Company who beneficially owns five percent or more of a class of Common Stock of the Company, (ii) each Director and Named Executive Officer of the Company and (iii) all Directors and executive officers of the Company as a group. Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by him or her as set forth opposite his or her name. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                             PRIOR TO THE OFFERING                      AFTER THE OFFERING
                         ------------------------------ NUMBER OF ------------------------------
    DIRECTORS, NAMED     NUMBER OF NUMBER OF PERCENT OF  CLASS A  NUMBER OF NUMBER OF PERCENT OF
   EXECUTIVE OFFICERS     CLASS A   CLASS B    VOTING    SHARES    CLASS A   CLASS B    VOTING
  AND 5% SHAREHOLDERS     SHARES    SHARES     POWER     OFFERED   SHARES    SHARES     POWER
  -------------------    --------- --------- ---------- --------- --------- --------- ----------
Michael C. Markovitz....
Harold J. O'Donnell.....
Charles T. Gradowski....
Theodore J. Herst.......
Karen M. Knab...........
Michael W. Mercer.......
Kalman M. Shiner........
Leslie M. Simmons.......
John E. Sites...........
All Directors and
 Officers as a group (9
 persons)...............

--------
*  Less than one percent.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  The following discussion describes the Company's capital stock, Articles and By-laws as will be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Articles and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  Prior to the Offering, the Company had one class of common stock outstanding. Contingent upon consummation of the Offering, the Company's existing common stock will be converted into Class B Common Stock, and the Class A Common Stock will become authorized. At the time of the Offering, the total amount of authorized capital stock of the Company will consist of 30,000,000 shares of Class A Common Stock, par value $0.01 per share, 10,000,000 shares of Class B Common Stock, par value $0.01 per share and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred
Stock"). Upon completion of the Offering,         shares of Class A Common
Stock,         shares of Class B Common Stock and no shares of Preferred Stock
will be issued and outstanding. Additionally,         shares of Class A Common
Stock will be reserved for issuance under the Stock Plans and         shares
of Class A Common Stock will be reserved for issuance upon conversion of the Class B Common Stock.

  The Articles and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board.

CLASS A COMMON STOCK

  The shares of Class A Common Stock being offered by the Company will be, upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Class A Common Stock will be entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board may from time to time determine. See "Dividend Policy." The shares of Class A Common Stock will not be convertible and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock, along with holders of Class B Common Stock, will be entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Class A Common Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Except as otherwise required by law or the Articles, the Class A Common Stock and Class B Common Stock will vote together on all matters submitted to a vote of the shareholders, including the election of Directors.

  Application will be made for inclusion of the Class A Common Stock on the Nasdaq National Market under the symbol "ARGY."

CLASS B COMMON STOCK

  The issued and outstanding shares of Class B Common Stock generally will have identical rights to those of the Class A Common Stock except with respect to voting power and conversion rights. Each share of Class B Common Stock will be entitled to ten votes on all matters submitted to a vote of shareholders, as compared to one vote for each share of Class A Common Stock. Class B Common Stock will be convertible at the option of the holder, and mandatorily convertible upon any transfer thereof (except to Permitted Transferees) and at any time that the Permitted Transferees, in the aggregate, do not beneficially own at least 10% of the total outstanding shares of Common Stock, into Class A Common Stock on a share-for-share basis. "Permitted Transferee" is defined in the Articles of Incorporation to include Dr. Markovitz, certain members of his family and certain family trusts and corporations. The Class B Common Stock will not be registered under the Securities Act and will not be listed for trading on any national securities exchange or on the Nasdaq National Market.

PREFERRED STOCK

  The Board may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of Directors then in office, the Board, without shareholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE AMENDED AND ARTICLES OF INCORPORATION AND BY-LAWS

  The Articles provide that, at any time after the date on which Dr. Markovitz and his Permitted Transferees cease to own at least 51% of the voting power of the outstanding Common Stock, shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The Articles and the By-laws provide that, except as otherwise required by law, special meetings of the shareholders can only be called by the Chairman of the Board or the President of the Company, or pursuant to a resolution adopted by a majority of the Board. Shareholders are not permitted to call a special meeting or to require the Board to call a special meeting.

  The By-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders of the Company, including proposed nominations of persons for election to the Board.

  Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of Directors or otherwise attempting to obtain control of the Company.

  The Articles and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of Directors will be required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Articles and By-laws could enable a minority of the Company's shareholders to exercise veto power over any such amendments. In addition, the Class B Common Stock has ten votes, as compared to one vote for each share of Class A Common Stock, on all matters to come before the shareholders, including the election of Directors. By virtue of such stock ownership, the holders of the Class B Common Stock will be able to control the vote on all matters submitted to a vote of the holders of Common Stock, including the election of Directors, amendments to the Articles and By-laws and approval of significant corporate transactions. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to shareholders. See "Risk Factors--Control by Existing Shareholders."

CERTAIN PROVISIONS OF ILLINOIS LAW

  Section 11.75 of the Illinois Act prevents an "interested shareholder" (defined in Section 11.75, generally, as a person owning 15% or more of a corporation's outstanding voting shares) from engaging in a "business combination" with a publicly-held Illinois corporation for three years following the date upon which such person became an interested shareholder unless: (i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the same time the transaction commenced (excluding shares held by directors who are also officers of the corporation and by employee shares plans that do not provide employee participants with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date upon which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a special meeting of shareholders (not by written consent) by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the corporation not owned by the interested shareholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a shareholder. Section 11.75 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Articles limit the liability of Directors to the fullest extent permitted by the Illinois Act. In addition, the By-laws provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into indemnification agreements with its current Directors and executive officers shortly following the completion of the Offering.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Class A Common Stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the consummation of the Offering, the Company will have outstanding shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). All of the shares of Class A Common Stock sold in the Offering will be freely tradeable under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of lock-up arrangements between the Company, certain shareholders and the Underwriters, which will occur 180 days after the date of
this Prospectus (the "Effective Date"), all of the         shares of Common
Stock issued and outstanding as of the date of this Prospectus (the "Restricted Shares") will become immediately eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below (other than the holding period required by Rule 144 which has already been satisfied).

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares
of Common Stock then outstanding (approximately         shares immediately
after the Offering) or (ii) the average weekly trading volume of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

  The Company's officers, directors and sole shareholder have agreed with the Underwriters that until 180 days after the Effective Date they shall not, directly or indirectly, sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of Salomon Smith Barney Inc. subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of Salomon Smith Barney Inc. subject to certain limited exceptions, including grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1998 Stock Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Salomon Smith Barney Inc.

  The Company intends to file a registration statement covering the sale of shares of Class A Common Stock reserved for issuance under the 1998 Stock Plan. See "Management--Stock Option Plan." Such registration statement is expected to be filed as soon as practicable after the date of this Prospectus and will automatically become effective upon the filing. Accordingly, shares registered under such registration statement will be available for sale in the public market unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                      NUMBER OF
      NAME OF UNDERWRITER                                               SHARES
      -------------------                                             ----------
      Salomon Smith Barney Inc.......................................
      ABN AMRO Incorporated..........................................
                                                                      ----------
          Total......................................................
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Salomon Smith Barney Inc. and ABN AMRO Incorporated are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $      per share under the
public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $      per share to certain other
dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm sales of any shares to any accounts over which they exercise discretionary authority.

  The Company's sole shareholder has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up
to         additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company, its officers and directors and its sole shareholder, who will
hold an aggregate of        shares of Common Stock after this Offering, have
agreed that, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase (other than under the Stock Option Plan), or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock, except that the Company may grant options under the Stock Option Plan and may issue shares of Common Stock pursuant to the exercise of options granted under the Stock Option Plan.

  Prior to the Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present net revenues and earnings of the Company, the prospects for growth of the Company's net revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

  Up to an aggregate of         shares of Common Stock, or approximately    %
of the shares offered hereby, have been reserved for sale at the public offering price to certain employees of the Company and other persons designated by the Company. The maximum investment of any such person may be limited by the Company in its sole discretion. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. This program will be administered by Salomon Smith Barney Inc.

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for any purchases of the Class A Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market in order to cover syndicate short positions. Syndicate short positions may also be covered by exercise of the Underwriters' over-allotment option described above in lieu of or in addition to open market purchases. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Class A Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), Chicago, Illinois. Katten Muchin & Zavis (a partnership which includes professional corporations), Chicago, Illinois, is acting as counsel for the Underwriters.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of August 31, 1996 and 1997 and May 31, 1998 and for the eleven months August 31, 1995, the fiscal years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-1 with respect to the Class A Common Stock being offered hereby with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. For further information pertaining to the Company and the Class A Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
ARGOSY EDUCATION GROUP, INC.
  Report of Independent Public Accountants................................ F-2
  Consolidated Balance Sheets as of August 31, 1996 and 1997 and May 31,
   1998................................................................... F-3
  Consolidated Statements of Operations for the eleven months ended August
   31, 1995, the years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998..................................................... F-4
  Consolidated Statements of Shareholder's Equity for the eleven months ended August 31, 1995, the years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998......................................... F-5
  Consolidated Statements of Cash Flows for the eleven months ended August
   31, 1995, the years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998..................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
Argosy Education Group, Inc.:

  We have audited the accompanying consolidated balance sheets of ARGOSY EDUCATION GROUP, INC. (an Illinois corporation) as of August 31, 1996 and 1997 and May 31, 1998, and the related consolidated statements of operations, shareholder's equity and cash flows for the eleven months ended August 31, 1995, the years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argosy Education Group, Inc. as of August 31, 1996 and 1997 and May 31, 1998, and the results of their operations and their cash flows for the eleven months ended August 31, 1995, the years ended August 31, 1996 and 1997 and the nine months ended May 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
Chicago, Illinois
August 31, 1998

                          ARGOSY EDUCATION GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                    AUGUST 31,          MAY 31,
                                                  --------------  --------------------
                                                                            PRO FORMA
                                                                              1998
                     ASSETS                        1996   1997     1998     (NOTE 12)
                     ------                       ------ -------  -------  -----------
                                                                           (UNAUDITED)
 Current Assets:
   Cash and cash equivalents....................  $4,231 $ 4,209  $ 6,229    $ 6,229
   Short-term investments.......................   1,153   2,519    1,127      1,127
   Receivables--
     Students, net of allowance for doubtful
      accounts of $30, $30 and $113 at August
      31, 1996 and 1997, and May 31, 1998,
      respectively..............................     202     221      914        914
     Other......................................      89     126      225        225
   Shareholder note receivable..................     --      505      --         --
   Inventories..................................     161     108      112        112
   Prepaid expenses.............................      61     117      165        165
   Due from related entities....................     --      --       288        288
   Deferred income taxes........................     --      --       --         269
                                                  ------ -------  -------    -------
       Total current assets.....................   5,897   7,805    9,060      9,329
                                                  ------ -------  -------    -------
 Property and equipment, net of accumulated
  depreciation and amortization.................     801   3,188    3,790      3,790
 Other assets:
   Non-current investments......................     849   1,451      816        816
   Deposits.....................................     251     405      504        504
   Deferred income taxes........................     --      --       --         248
   Intangibles, net.............................     538   4,731    6,578      6,578
                                                  ------ -------  -------    -------
       Total other assets.......................   1,638   6,587    7,898      8,146
                                                  ------ -------  -------    -------
       Total assets.............................  $8,336 $17,580  $20,748    $21,265
                                                  ====== =======  =======    =======
 LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
 ----------------------------------------------
 Current Liabilities:
   Current maturities of long-term debt.........  $  249 $   264  $ 3,364    $ 3,364
   Accounts payable.............................     309     590      709        709
   Accrued payroll and related expenses.........     487     557      998        998
   Accrued expenses.............................     235     266      470        470
   Deferred revenue.............................   1,301   1,716    3,179      3,179
   Shareholder distribution.....................     --      --       --       6,974
                                                  ------ -------  -------    -------
       Total current liabilities................   2,581   3,393    8,720     15,694
                                                  ------ -------  -------    -------
 Long-term debt, less current maturities........     243   6,354    5,331      5,331
                                                  ------ -------  -------    -------
 Deferred rent..................................     276     385      460        460
                                                  ------ -------  -------    -------
 Commitments and contingencies
 Shareholder's equity (deficit):
   Common stock--1,000,000 shares authorized, no
    par value, 1,666 shares issued and
    outstanding.................................     504     505      505        505
   Unrealized loss on investments...............     --      (17)      (5)        (5)
   Purchase price in excess of predecessor carry
    over basis..................................     --      --       --        (720)
   Retained earnings............................   4,732   6,960    5,737        --
                                                  ------ -------  -------    -------
       Total shareholder's equity (deficit).....   5,236   7,448    6,237       (220)
                                                  ------ -------  -------    -------
       Total liabilities and shareholder's
        equity (deficit)........................  $8,336 $17,580  $20,748    $21,265
                                                  ====== =======  =======    =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                          ARGOSY EDUCATION GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                ELEVEN
                                MONTHS
                                 ENDED     YEARS ENDED         NINE MONTHS
                                 AUG.      AUGUST 31,         ENDED MAY 31,
                                  31,    ----------------  -------------------
                                 1995     1996     1997       1997      1998
                                -------  -------  -------  ----------- -------
                                                           (UNAUDITED)
Net revenue.................... $14,041  $17,840  $20,460    $16,565   $22,742
                                -------  -------  -------    -------   -------
Operating expenses:
  Cost of education............   7,251    9,370   10,661      7,815    10,692
  Selling expenses.............     325      263      516        318       690
  General and administrative
   expenses....................   3,763    5,174    5,432      3,952     6,291
  Related party expense........   1,244    1,710      993        898     1,807
                                -------  -------  -------    -------   -------
    Total operating expenses...  12,583   16,517   17,602     12,983    19,480
                                -------  -------  -------    -------   -------
    Income from operations.....   1,458    1,323    2,858      3,582     3,262
                                -------  -------  -------    -------   -------
Other income (expense):
  Interest income..............     123      304      497        340       296
  Interest expense.............      (1)     (55)    (107)       (46)     (423)
  Other income (expense).......     --        21      (48)       (10)      (12)
                                -------  -------  -------    -------   -------
    Total other income
     (expense), net............     122      270      342        284      (139)
                                -------  -------  -------    -------   -------
    Income before provision for
     income taxes..............   1,580    1,593    3,200      3,866     3,123
Provision for income taxes.....      30       30       37         70        53
                                -------  -------  -------    -------   -------
Net income..................... $ 1,550  $ 1,563  $ 3,163    $ 3,796   $ 3,070
                                =======  =======  =======    =======   =======
Earnings per share:
  Basic and diluted............ $   930  $   938  $ 1,899    $ 2,279   $ 1,843
                                =======  =======  =======    =======   =======
  Weighted average shares
   outstanding--basic and
   diluted.....................   1,666    1,666    1,666      1,666     1,666
                                =======  =======  =======    =======   =======
Pro forma data (unaudited):
  Income before provision for
   income taxes, as reported... $ 1,580  $ 1,593  $ 3,200    $ 3,866   $ 3,123
  Pro forma provision for
   income taxes................     632      637    1,280      1,546     1,249
                                -------  -------  -------    -------   -------
  Pro forma net income......... $   948  $   956  $ 1,920    $ 2,320   $ 1,874
                                =======  =======  =======    =======   =======
  Pro forma earnings per
   share--basic and diluted.... $   569  $   574  $ 1,152    $ 1,393   $ 1,125
                                =======  =======  =======    =======   =======
  Pro forma weighted average
   shares outstanding-- basic
   and diluted.................   1,666    1,666    1,666      1,666     1,666
                                =======  =======  =======    =======   =======

 The accompanying notes are an integral part of these consolidated statements.

                          ARGOSY EDUCATION GROUP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                           COMMON STOCK--
                           NO PAR VALUE,
                          1,000,000 SHARES
                             AUTHORIZED
                         ------------------             UNREALIZED       TOTAL
                           SHARES           RETAINED   GAIN (LOSS)   SHAREHOLDER'S
                         OUTSTANDING AMOUNT EARNINGS  ON INVESTMENTS    EQUITY
                         ----------- ------ --------  -------------- -------------
BALANCE, September 30,
 1994...................    1,666     $503  $ 1,777        $--          $ 2,280
  Net income............      --       --     1,550         --            1,550
                            -----     ----  -------        ----         -------
BALANCE, August 31,
 1995...................    1,666      503    3,327         --            3,830
  Net income............      --       --     1,563         --            1,563
  Shareholder
   distributions........      --       --      (158)        --             (158)
  Shareholder
   contribution.........      --         1      --          --                1
                            -----     ----  -------        ----         -------
BALANCE, August 31,
 1996...................    1,666      504    4,732         --            5,236
  Net income............      --       --     3,163         --            3,163
  Unrealized loss on
   investments..........      --       --       --          (17)            (17)
  Shareholder
   distributions........      --       --      (935)        --             (935)
  Shareholder
   contribution.........      --         1      --          --                1
                            -----     ----  -------        ----         -------
BALANCE, August 31,
 1997...................    1,666      505    6,960         (17)          7,448
  Net income............      --       --     3,070         --            3,070
  Unrealized gain on
   investments..........      --       --       --           12              12
  Shareholder
   distributions........      --       --    (4,293)        --           (4,293)
                            -----     ----  -------        ----         -------
BALANCE, May 31, 1998...    1,666     $505  $ 5,737        $ (5)        $ 6,237
                            =====     ====  =======        ====         =======




 The accompanying notes are an integral part of these consolidated statements.

                          ARGOSY EDUCATION GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                           YEARS ENDED      NINE MONTHS ENDED
                            ELEVEN MONTHS   AUGUST 31,           MAY 31,
                                ENDED     ---------------  -------------------
                            AUG. 31, 1995  1996    1997       1997      1998
                            ------------- ------  -------  ----------- -------
                                                           (UNAUDITED)
Cash flows from operating
 activities:
  Net income..............     $ 1,550    $1,563  $ 3,163    $ 3,796   $ 3,070
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities--
    Depreciation and
     amortization.........         290       399      438        324       659
    Changes in operating
     assets and
     liabilities, net of
     acquired businesses--
      Receivables, net....        (128)      (45)     (38)      (264)     (474)
      Inventories.........         (66)      (27)      53         68        48
      Prepaid expenses....          22       (14)     (56)        25       (34)
      Deposits............          83       378     (154)      (159)      (94)
      Accounts payable....          (3)      (35)     251        263      (219)
      Accrued payroll and
       related expenses...         215       113       70        286       468
      Accrued expenses....         170        67      (26)         2       (32)
      Deferred revenue....        (613)      179      102      1,546       708
      Deferred rent.......         118       158      105         85        76
                               -------    ------  -------    -------   -------
        Net cash provided
         by operating
         activities.......       1,638     2,736    3,908      5,972     4,176
                               -------    ------  -------    -------   -------
Cash flows from investing
 activities:
  Purchase of property and
   equipment, net.........        (195)     (404)    (341)      (125)     (362)
  (Purchase) sale of
   investments, net.......      (1,936)       12   (1,985)    (1,955)    2,039
  Business acquisitions,
   net of cash acquired...        (400)      --    (6,292)    (2,212)   (1,683)
  Shareholder note
   receivable.............         --        --      (505)       --        505
                               -------    ------  -------    -------   -------
        Net cash (used in)
         provided by
         investing
         activities.......      (2,531)     (392)  (9,123)    (4,292)      499
                               -------    ------  -------    -------   -------
Cash flows from financing
 activities:
  Proceeds from issuance
   of long-term debt......         415       194    6,296      2,270     2,994
  Payments of long-term
   debt...................         (44)     (160)    (169)      (211)   (1,068)
  Borrowings from
   affiliated entities,
   net....................         --        --       --         --       (288)
  Shareholder
   distributions..........         --       (158)    (935)      (935)   (4,293)
  Shareholder
   contributions..........         --          1        1        --        --
                               -------    ------  -------    -------   -------
      Net cash provided by
       (used in) financing
       activities.........         371      (124)   5,193      1,124    (2,655)
                               -------    ------  -------    -------   -------
Net (decrease) increase in
 cash and cash
 equivalents..............        (522)    2,220      (22)     2,804     2,020
Cash and cash equivalents,
 beginning of year........       2,533     2,011    4,231      4,231     4,209
                               -------    ------  -------    -------   -------
Cash and cash equivalents,
 end of year..............     $ 2,011    $4,231  $ 4,209    $ 7,035   $ 6,229
                               =======    ======  =======    =======   =======
Supplemental disclosures
 of cash flow information:
  Cash paid for--
    Interest..............     $     9    $   48  $   107    $    47   $   389
    Taxes.................          29        30       17         13        41
                               =======    ======  =======    =======   =======
Supplemental disclosure of
 non-cash investing and
 financing activities:
  Acquisitions of various
   schools and
   businesses--
    Fair value of assets
     acquired.............     $   400    $  --   $ 6,677    $ 2,241   $ 3,111
    Net cash used in
     acquisitions.........        (400)      --    (6,292)    (2,212)   (1,683)
                               -------    ------  -------    -------   -------
      Liabilities assumed
       or incurred........     $   --     $  --   $   385    $    29   $ 1,428
                               =======    ======  =======    =======   =======

 The accompanying notes are an integral part of these consolidated statements.

                         ARGOSY EDUCATION GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (INFORMATION FOR THE NINE MONTHS ENDED MAY 31, 1997 IS UNAUDITED)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

  The consolidated financial statements of Argosy Education Group, Inc. (formerly known as American Schools of Professional Psychology, Inc. ("ASPP")) ("AEG" or the "Company") include the accounts of the Company and its wholly owned subsidiaries, University of Sarasota, Inc. ("U of S"), Argosy International, Inc. ("Ventura") and the Medical Institutes of America, Inc. ("MIA"). Prior to being subsidiaries of the Company, the companies were separate entities owned by the same shareholder. Through various transactions, these companies were contributed by the shareholder to the Company. The Company continues to conduct business under its historical name, ASPP.

  The Company provides programs in clinical psychology, education, business and allied health professions and courses and materials for post-graduate psychology license examinations in the United States. The Company operates through four business units and is approved and accredited to offer doctoral, master's, bachelor's and associate degrees as well as to award diplomas through ten campuses in seven states.

  ASPP was established in 1975 and is accredited by the National Association of Colleges and Schools to offer both doctoral degrees (PsyD--Doctor of Psychology) and master's degrees (MA, Clinical Psychology; MA, Counseling Psychology; MHSA, Master of Health Service Administration) at campuses located in Illinois (Illinois School of Professional Psychology/Chicago; Chicago, IL and Illinois School of Professional Psychology/Meadows; Rolling Meadows, IL); Minnesota (Minnesota School of Professional Psychology; Minneapolis, MN); Georgia (Georgia School of Professional Psychology; Atlanta, GA); Virginia (American School of Professional Psychology/Virginia; Arlington, VA); Hawaii (American School of Professional Psychology/Hawaii; Honolulu, HI); and Arizona (Arizona School of Professional Psychology; Phoenix, AZ). The three senior campuses (Illinois School of Professional Psychology/Chicago, Minnesota School of Professional Psychology and Georgia School of Professional Psychology) are also accredited by the American Psychological Association.

  U of S was established in 1969 and is accredited by the Southern Association of Colleges and Schools ("SACS") to award bachelor's degrees in business (BSBA, Bachelor of Science in Business Administration), master's degrees in business (MBA), doctoral degrees in business (DBA), both master's and doctoral degrees in education (MEd and EdD) and master's and doctoral degrees in psychology (MA, Clinical Psychology and PsyD). U of S operates two campuses:
University of Sarasota/Honore, Sarasota, FL; and University of Sarasota/Tampa, Tampa, FL.

  Ventura has two wholly-owned subsidiaries, Academic Review, Inc. ("AR") and Association for Advanced Training in the Behavioral Sciences, Inc. ("AATBS"). Both AR and AATBS publish materials and hold workshops in select cities across the United States to prepare individuals to take various national and state administered oral and written health care licensure examinations in the fields of psychology; social work; counseling; marriage and family therapy; and marriage, family and child counseling.

  MIA has one wholly-owned subsidiary, the Medical Institute of Minnesota, Inc. ("MIM"), which is approved by the State of Minnesota to award associate degrees in a variety of allied health care fields. MIM is institutionally accredited by the Accrediting Bureau of Health Education Schools ("ABHES"), a nationally recognized accreditor of allied health care institutions, and additionally holds individual programmatic accreditation appropriate to each degree offered.

  The contribution by the shareholder of businesses under common control and, as described in Note 3, the Company's purchase of MCM University Plaza, Inc.'s stock from its shareholder have been accounted for in a manner similar to a pooling of interests. The results of operations of all acquired businesses have been consolidated for all periods subsequent to the date of acquisition. The consolidated financial statements include

                         ARGOSY EDUCATION GROUP, INC.

the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation.

  The financial statements and related notes thereto for the nine months ended May 31, 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results for the nine months ended May 31, 1998 are not necessarily indicative of results that may be expected for the fiscal year ended August 31, 1998.

2. SIGNIFICANT ACCOUNTING POLICIES

  The principal accounting policies of the Company are as follows:

 Concentration of Credit Risk

  The Company extends unsecured credit for tuition to a significant portion of the students who are in attendance at its schools. A substantial portion of credit extended to students is repaid through the students' participation in various federally funded financial aid programs under Title IV of the Higher Education Act of 1965, as amended (the "Title IV Programs").

  The following table presents the amount and percentage of the Company's cash receipts collected from the Title IV Programs for the eleven months ended August 31, 1995, the years ended August 31, 1996 and 1997, and the nine months ended May 31, 1997 and 1998 (dollars in thousands):

                                FOR THE
                                ELEVEN
                                MONTHS    FOR THE YEARS       FOR THE NINE
                                 ENDED        ENDED           MONTHS ENDED
                                 AUG.      AUGUST 31,            MAY 31,
                                  31,    ----------------  -------------------
                                 1995     1996     1997       1997      1998
                                -------  -------  -------  ----------- -------
                                                           (UNAUDITED)
   Total Title IV funding...... $10,793  $ 9,131  $ 9,035    $ 9,281   $11,207
   Total cash receipts......... $14,466  $18,883  $20,982    $18,166   $20,321
   Total Title IV funding as a
    percentage of total cash
    receipts...................      75%      48%      43%        51%       55%
                                =======  =======  =======    =======   =======

  The Company generally completes and approves the financial aid packet of each student who qualifies for financial aid prior to the student beginning class in an effort to enhance the collectibility of its unsecured credit. Transfers of funds from the financial aid programs to the Company are made in accordance with the United States Department of Education ("DOE") requirements. Changes in DOE funding of federal student financial aid programs could impact the Company's ability to attract students.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash in banks, highly liquid money market accounts and commercial paper with maturities of less than three months.

 Restricted Cash

  Cash received from the U.S. Government under various student aid grant and loan programs is considered to be restricted. Restricted cash is held in separate bank accounts and does not become available for general use by the Company until the financial aid is credited to the accounts of students and the cash is transferred to an operating account. Restricted cash is not included in the accounts of the Company and was immaterial at August 31, 1996 and 1997, and at May 31, 1998.

                         ARGOSY EDUCATION GROUP, INC.

 Investments

  The Company invests excess cash in investments consisting primarily of corporate bonds (maturing from 5 to 21 months) and U.S. Government treasury notes (maturing from 9 to 17 months). The investments are considered available for sale, stated at their fair market value and classified based upon their maturity dates.

  At August 31, 1996 and 1997, and May 31, 1998, investments consisted of the following (dollars in thousands):

                                                            AUGUST 31,
                                                           ------------- MAY 31,
                                                            1996   1997   1998
                                                           ------ ------ -------
      Fair value--
        Corporate bonds................................... $1,153 $2,272 $1,159
        U.S. Government treasury notes....................    849  1,698    784
                                                           ------ ------ ------
          Total investments at fair value.................  2,002  3,970  1,943
      Valuation allowance.................................    --      17      5
                                                           ------ ------ ------
          Total investments at cost....................... $2,002 $3,987 $1,948
                                                           ====== ====== ======

 Advertising and Marketing Costs

  Advertising and marketing costs are expensed as incurred and are included in selling expenses in the accompanying statements of operations.

 Inventories

  Inventories, consisting principally of program materials, books and supplies, are stated at the lower of cost, determined on a first-in, first-out basis, or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are recognized utilizing both accelerated and straight-line methods. Leasehold improvements are amortized over their estimated useful lives or lease terms, whichever is shorter. Maintenance, repairs and minor renewals and betterments are expensed; major improvements are capitalized. The estimated useful lives and cost basis of property and equipment at August 31, 1996 and 1997, and May 31, 1998, are as follows (dollars in thousands):

                                                AUGUST 31,
                                               ------------- MAY 31,
                                                1996   1997   1998      LIFE
                                               ------ ------ ------- ----------
      Land.................................... $    6 $  517 $  517
      Building................................    --   1,905  2,066    40 years
      Office equipment........................    710    864    877  3-10 years
      Furniture and fixtures..................    271    272    335   3-7 years
      Leasehold improvements..................    196    151    430  7-10 years
      Computer equipment......................    220    365    586   3-5 years
      Instructional equipment and materials...    425    434    614   3-7 years
                                               ------ ------ ------
                                                1,828  4,508  5,425
      Less--Accumulated depreciation and
       amortization...........................  1,027  1,320  1,635
                                               ------ ------ ------
                                               $  801 $3,188 $3,790
                                               ====== ====== ======

                         ARGOSY EDUCATION GROUP, INC.

 Intangible Assets

  Intangible assets include goodwill, intellectual property, covenants not-to-compete and contract costs related to business acquisitions and the buyout of a former shareholder. Intangible assets are being amortized on a straight-line basis over their estimated useful lives. At August 31, 1996 and 1997, and May 31, 1998, the cost basis and useful lives of intangible assets consist of the following (dollars in thousands):

                                                AUGUST 31,
                                               ------------- MAY 31,
                                                1996   1997   1998      LIFE
                                               ------ ------ ------- -----------
      Goodwill................................ $  997 $4,614 $6,575  15-40 years
      Intellectual property...................    --     390    600    2-4 years
      Covenants not-to-compete................    --     252    252   5-10 years
      Contract costs..........................    100    --     --       5 years
                                               ------ ------ ------
                                                1,097  5,256  7,427
      Less--Accumulated amortization..........    559    525    849
                                               ------ ------ ------
                                               $  538 $4,731 $6,578
                                               ====== ====== ======

  On an ongoing basis, the Company reviews intangible assets and other long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. To date, no such events or changes in circumstances have occurred. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset (or acquired business) are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

 Revenue Recognition

  Revenue consists primarily of tuition revenue from courses taught at the schools and workshop fees and sales of related materials. Revenue from courses taught is recognized on a straight-line basis over the length of the applicable course. Revenue from the workshops is recognized on the date of the workshop. If a student withdraws, future revenue is reduced by the amount of refund due to the student. Refunds are calculated in accordance with federal, state and accrediting agency standards. Revenues from rental of the Company's owned facility is recognized on a straight-line basis over the life of the leases. Textbook sales are recorded upon shipment. Revenue from rent and textbook sales represent less than 4% of the Company's net revenue for the nine months ended May 31, 1998. Revenue is stated net of scholarships and grants given to the students, which totaled approximately $567,000 for the nine months ended May 31, 1998. Deferred revenue represents the portion of payments received but not earned and is reflected as a current liability in the accompanying balance sheets as such amount is expected to be earned within the next year.

 Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Financial Instruments

  The carrying value of current assets and liabilities reasonably approximate their fair value due to their short maturity periods. The carrying value of the Company's debt obligations reasonably approximate their fair value as the stated interest rate approximates current market interest rates of debt with similar terms.

                         ARGOSY EDUCATION GROUP, INC.

 New Accounting Pronouncements

  Earnings Per Share

  In February 1998, the Financial Accounting Standards Board issued Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128"), which is effective for reporting periods ending after December 15, 1997. SFAS No. 128 changed the methodology of calculating earnings per share and renamed the two calculations basic earnings per share and diluted earnings per share. The calculations differ by eliminating any common stock equivalents (such as stock options, warrants and convertible preferred stock) from the basic earnings per share and changes certain calculations when computing diluted earnings per share. The weighted average number of common shares outstanding used in determining basic earnings per common share calculation includes all common stock outstanding during each period presented. The Company does not have any common stock equivalents or convertible securities and therefore the same number of shares outstanding is used when determining basic and diluted earnings per share. The Company has adopted SFAS No. 128 and has retroactively restated all periods presented.

  Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting of comprehensive income. This pronouncement requires that all items recognized under accounting standards as components of comprehensive income, as defined in the pronouncement, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The financial statement presentation required under SFAS No. 130 is effective for all fiscal years beginning after December 15, 1997. As of May 31, 1998, the Company had not adopted this pronouncement; however, the impact is not expected to be material.

  Segment Reporting

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The disclosure required by SFAS No. 131 is effective for all fiscal years beginning after December 15, 1997. As of May 31, 1998, the impact of this pronouncement had not been determined by the Company.

  Start-Up Costs

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires that all nongovernmental entities expense the costs of start-up activities as these costs are incurred. The Company currently expenses all start-up and organizational costs as incurred and is therefore not impacted by this SOP.

                         ARGOSY EDUCATION GROUP, INC.

3. BUSINESS ACQUISITIONS

 Real Estate Operation

  On August 31, 1998, the Company purchased 100% of the stock of MCM University Plaza, Inc. from the Company's shareholder at its appraised value of approximately $3.3 million less assumed obligations of approximately $2.6 million, from the Company's shareholder. MCM University Plaza, Inc. owns real estate leased by U of S, which was originally acquired by the Company's shareholder on April 30, 1997 for approximately $2.2 million with funds obtained from a mortgage (Note 4). The assets, liabilities and operations of the real estate are included in the Company's financial statements subsequent to April 30, 1997, the date the Company's shareholder purchased the real estate, in a manner similar to a pooling of interests because the August 1998 transaction was between two parties controlled by the Company's shareholder. The purchase price of MCM University Plaza, Inc.'s stock in excess of the historical book value of the underlying net assets acquired, totaling approximately $720,000, will be reflected as a reduction of shareholder's equity on August 31, 1998.

 Ventura

  On August 26, 1997, Ventura acquired 100% of the outstanding shares of capital stock of AATBS. This acquisition was accounted for as a purchase and, accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair market values at the date of the acquisition. The estimated fair market values of certain assets are based upon preliminary appraisal reports. The purchase price of approximately $1,756,000 exceeded the fair market value of net assets acquired, resulting in goodwill of approximately $1,562,000. In connection with the purchase, the former owner of the acquired business entered into a 10 year covenant not-to-compete agreement with the Company for a total price of $50,000. The acquisition was financed through the issuance of a $1,606,000 promissory note payable to the former owner and other debt financing.

 AR

  On August 26, 1997, AR acquired certain assets and assumed certain liabilities of Academic Review, Inc., a California corporation. This acquisition was accounted for as a purchase and, accordingly, the purchased assets and assumed liabilities have been recorded as their estimated fair market values at the date of acquisition. The estimated fair market values of certain assets are based upon preliminary appraisal reports. The purchase price of approximately $2,324,000 exceeded the estimated fair market value of net assets acquired, resulting in goodwill of approximately $2,045,000. In connection with the purchase, the former owner of the acquired business entered into a 10 year covenant not-to-compete agreement with the Company for a total price of $50,000. The acquisition was financed with bank debt.

 MIA

  On February 3, 1998, MIA purchased 100% of the capital stock of MIM for a purchase price of approximately $2,368,000. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair value at the date of the acquisition. The purchase price exceeded the fair market value of net assets acquired resulting in goodwill of approximately $1,962,000. The purchase price was financed with approximately $2,068,000 in short-term borrowings and cash from operations.

                         ARGOSY EDUCATION GROUP, INC.

  The following unaudited pro forma results of operations data (in thousands, except per share data) for the year ended August 31, 1997, and the nine months ended May 31, 1998, assumes that the business acquisitions described above occurred on September 1, 1996. The pro forma results below are based on historical results of operations including adjustments for interest, depreciation, amortization and income taxes (using a 40% effective rate) and do not necessarily reflect actual results that would have occurred. The pro forma results for the nine months ended May 31, 1998, are not necessarily indicative of results that may be expected for the fiscal year ending August 31, 1998.

                                                                     NINE MONTHS
                                                          YEAR ENDED    ENDED
                                                          AUGUST 31,   MAY 31,
                                                             1997       1998
                                                          ---------- -----------
      Net revenue........................................  $29,267     $24,747
      Net income.........................................  $ 1,223     $ 1,246
                                                           =======     =======
      Earnings per share--basic and diluted..............  $   734     $   748
                                                           =======     =======

  In April 1998, the Company entered into an agreement pursuant to which the Company will acquire 100% of the outstanding stock of Primetech Corporation, Inc. and 1184267 Ontario, Inc. (collectively, "Prime Tech"), Canadian schools which award non-degree certificates in network engineering and software programming, upon consummation of the Company's contemplated initial public offering of its common stock (the "IPO" or the "Offering"). The shareholder of the Company currently owns a one-third interest in Prime Tech. The agreement obligates the Company to pay the former owners a total of $500,000 (Canadian Dollars) upon closing and to issue shares of the Company's common stock, the fair value of which is equal to 102% of Prime Tech's net income, as defined in such agreement, in each of the next three fiscal years. The acquisition will be accounted for as a purchase, has been approved by the Board of Directors of each company and is subject to the successful completion of the IPO (Note 12).

                         ARGOSY EDUCATION GROUP, INC.

4. DEBT

  Debt of the Company at August 31, 1996 and 1997, and May 31, 1998, consists of the following:

                                                            AUGUST 31,
                                                            ----------- MAY 31,
                                                            1996  1997   1998
                                                            ---- ------ -------
                                                              (IN THOUSANDS)
   Borrowings under line of credit agreements.............  $ 78 $   56 $  449
   Bank note payable, bearing interest at prime (8.5% at
    May 31, 1998), requiring monthly interest payments of
    $14,500 and a final principal payment on November 27,
    1998, secured by the assets of ASPP...................   --     --   2,023
   Bank note payable, bearing interest at the one year
    U.S. treasury note rate plus 2% (7.512% at May 31,
    1998), requiring monthly principal payments of $27,976
    through September 1, 2004, secured by the assets of
    AR....................................................   --   2,350  2,126
   Promissory note with the former owner of AATBS, bearing
    interest at 6.25%, requiring an initial payment of
    $400,000 on January 1, 1998, quarterly principal and
    interest payments of $75,000 through October 1, 2002
    and a final payment of $375,000 on January 1, 2002,
    secured by the assets of AATBS........................   --   1,605  1,187
   Mortgage debt, bearing interest at 9%, requiring
    monthly principal and interest payments of $18,378
    through March 31, 2007 and a final payment of
    $1,830,368 on April 30, 2007, secured by related real
    estate................................................   --   2,182  2,162
   Promissory note with the former owner of MIM, bearing
    interest at 8%, requiring monthly principal and
    interest payments of $9,426 through May 31, 2001,
    unsecured.............................................   --     --     300
   Bank note payable, bearing interest at the one year
    U.S. treasury rate plus 2% (7.512% at May 31, 1998),
    requiring monthly principal payments of $1,786 through
    September 1, 2004, secured by the assets of AATBS and
    Ventura...............................................   --     150    136
   Bank note payable, bearing interest at the prime rate
    plus 1% (9.5% at May 31, 1998), requiring monthly
    payments of interest only, principal due on February
    12, 1999, unsecured...................................    80     80     80
   Bank note payable, bearing interest at 9%, requiring
    monthly principal and interest payments of $1,462
    through May 18, 2008, secured by real estate..........   --     --     115
   Bank note payable, bearing interest at prime (8.5% at
    May 31, 1998), requiring monthly principal payments of
    $8,333 through July 31, 1999, secured by certain
    assets of ASPP........................................   292    192    117
   Other..................................................    42      3    --
                                                            ---- ------ ------
                                                             492  6,618  8,695
   Less--Current maturities...............................   249    264  3,364
                                                            ---- ------ ------
                                                            $243 $6,354 $5,331
                                                            ==== ====== ======

  The Company has three line-of-credit agreements with various banks which provide for aggregate maximum borrowings of $850,000, expiring at various times beginning on September 15, 1998. Amounts outstanding under these agreements bear interest at rates ranging from prime to prime plus 2% (8.5% to 10.5% at May 31, 1998) and are secured by the assets of MIM, AATBS, Ventura and ASPP. As of May 31, 1998, outstanding borrowings under these agreements totaled approximately $449,000.

                         ARGOSY EDUCATION GROUP, INC.

  The Company is required to maintain certain financial ratios under its various credit agreements. As of May 31, 1998, the Company was in compliance with all of its covenants.

  At May 31, 1998, future annual principal payments of long-term debt are as follows (in thousands):

             May 31--
               1999............................ $3,364
               2000............................    753
               2001............................    763
               2002............................    862
               2003............................    407
               2004 and thereafter.............  2,546
                                                ------
                                                $8,695
                                                ======

5. INCOME TAXES

  All of the consolidated entities have elected to include their income and expenses with those of their shareholder for federal income tax purposes (an "S Corporation election"). Accordingly, the statements of operations for the eleven months ended August 31, 1995, the fiscal years ended August 31, 1996 and 1997, and the nine months ended May 31, 1997 and 1998, do not include a provision for federal income taxes. The S Corporation election will terminate immediately prior to the consummation of the proposed IPO (Note 12). The Company has recorded a provision for state income taxes.

  Upon effective termination of the S Corporation election, the Company will record a deferred income tax asset and a related tax benefit. If the effective date of the Offering had been May 31, 1998, a deferred income tax asset and income tax benefit of approximately $517,000 would have been recorded. Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. As of May 31, 1998, deferred income taxes would have consisted of the following (dollars in thousands):

      Deferred income tax assets:
        Payroll and related............................................... $210
        Deferred rent.....................................................  184
        Allowance for doubtful accounts...................................   45
        Other.............................................................   14
                                                                           ----
          Total deferred income tax assets................................  453
                                                                           ----
      Deferred income tax liability--
        Depreciation and amortization.....................................   64
                                                                           ----
          Net deferred income tax asset................................... $517
                                                                           ====

  The Company intends to enter into a tax indemnification agreement with its shareholder prior to the IPO which will provide, among other things, that the Company will indemnify its current shareholder against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S Corporation for periods prior to the Offering, but only to the extent those adjustments provide a tax benefit to the Company.

                         ARGOSY EDUCATION GROUP, INC.

6. LEASES

 Facilities and Equipment Leases

  The Company maintains operating leases for its educational and office facilities and for certain office and computer equipment. The facility leases generally require the Company to pay for pro rata increases in property taxes, maintenance and certain operating expenses. Rent expense under operating leases, recognized on a straight-line basis over the term of the lease (excluding property taxes, maintenance and operation costs), totaled $841,281, $1,118,777, $1,087,204, $724,714 and $1,004,773 for the eleven months ended
August 31, 1995, fiscal years ended August 31, 1996 and 1997, and the nine months ended May 31, 1997 and 1998, respectively.

 Real Estate Rental Income

  The Company leases certain space of its building owned by MCM University Plaza, Inc. in Sarasota, Florida, to outside parties under noncancellable operating leases.

  At May 31, 1998, the approximate future minimum rental income and commitments under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows (dollars in thousands):

                                                             REAL ESTATE
                                                                 AND
                                                    LEASE     SUBLEASE
                                                 COMMITMENTS   INCOME     TOTAL
                                                 ----------- ----------- -------
      As of August 31,
        Remainder of 1998.......................   $   441      $(113)   $   328
        1999....................................     1,694       (382)     1,312
        2000....................................     1,425       (310)     1,115
        2001....................................     1,387       (147)     1,240
        2002....................................     1,398        (37)     1,361
        2003....................................     1,362         (1)     1,361
        2004 and thereafter.....................     3,297        --       3,297
                                                   -------      -----    -------
                                                   $11,004      $(990)   $10,014
                                                   =======      =====    =======

7. COMMITMENTS AND CONTINGENCIES

 Letters of Credit

  The Company has outstanding irrevocable letters of credit totaling approximately $412,000 as of May 31, 1998, which were issued in connection with leases for office facilities.

 Litigation

  The Company, the shareholder of the Company and certain other companies in which the shareholder of the company has an interest have been named as defendants in a class action lawsuit filed in November 1997. The lawsuit arose in connection with the closing of a for-profit psychiatric hospital (the "Hospital"), which was established in 1989 by the shareholder of the Company. The Hospital was substantially dependent on Medicare reimbursement for its revenues. In May 1997, after continued Medicare reimbursement to the Hospital was effectively terminated, the Hospital ceased operations and made an assignment for the benefit of its creditors, which is ongoing. The Company owned a 95% equity interest in the Hospital at the time of the assignment for the benefit of its creditors.

                         ARGOSY EDUCATION GROUP, INC.

  The plaintiffs in the lawsuit, former employees of the Hospital, allege that
(i) the Hospital was closed without proper notice to employees in violation of the Worker Adjustment and Retraining Notification Act; (ii) in violation of the Employee Retirement Income Security Act of 1974, employee contributions to the Hospital's profit sharing plan made prior to the Hospital closing were not delivered to the plan; (iii) in violation of the Illinois Wage Payment and Collection Act, the Hospital failed to pay the final compensation due its employees prior to the Hospital closing and (iv) the defendants converted for their own use and benefit the amount of the plaintiffs' last paycheck, accrued vacation, profit sharing contributions and credit union contributions. The Company, the shareholder of the Company and the other defendants in the lawsuit deny all claims asserted and are vigorously defending themselves.

  From time to time, the Company is also subject to occasional lawsuits, investigations and claims arising out of the normal conduct of business. Management does not believe the outcome of any pending claims will have a material adverse impact on the Company's financial position or results of operations.

8. REGULATORY

  The Company and its U.S. schools are subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "HEA") and the regulations promulgated thereunder by the DOE subject the Company's U.S. schools to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under the Title IV Programs. Under the HEA and its implementing regulations, certain financial responsibility and other regulatory standards must be complied with in order to qualify to participate in the Title IV Programs. Under such standards, each institution must, among other things: (a) have an acid test ratio (defined as the ratio of cash, cash equivalents, and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year; (b) have a positive tangible net worth at the end of each fiscal year; (c) not have a cumulative net operating loss during its two most recent fiscal years that results in a decline of more than 10% of the institution's tangible net worth at the beginning of that two-year period; (d) collect 85% or less of its revenues from Title IV Program funds in any fiscal year; and (e) not have cohort default rates on federally funded or federally guaranteed student loans of 25% or greater for three consecutive federal fiscal years. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination proceeding against the Company or any of its U.S. institutions. To minimize risks associated with noncompliance with DOE requirements, the Company conducts periodic financial and compliance reviews.

  In November 1997, the DOE published new regulations regarding financial responsibility to take effect July 1, 1998. The regulations provide a transition year alternative which will permit institutions to have their financial responsibility for the 1998 fiscal year measured on the basis of either the new regulations or the current regulations, whichever are more favorable. Under the new regulations, the DOE will calculate three financial ratios for an institution, each of which will be scored separately and which will then be consolidated to determine the institution's financial responsibility. If an institution's composite score falls below this threshold level or is between the minimum for unconditional approval and the threshold for more than three consecutive years, the institution will be required to post a letter of credit in favor of the DOE. The Company does not believe that these new regulations will have a material effect on the Company's compliance with the DOE's financial responsibility standards.

  The process of reauthorizing the HEA by the U.S. Congress, which takes place every five years, has begun and is expected to be completed by 1998. It is not possible to predict the outcome of the reauthorization process. Although there is no present indication that the Congress will decline to reauthorize the Title IV Programs, there can be no assurance that government funding for the Title IV Programs will continue to be available or maintained at current levels, nor can there be assurance that current requirements for student and institutional

                          ARGOSY EDUCATION GROUP, INC.

participation in the Title IV Programs will be unchanged. Thus, the reauthorization process could result in revisions to the HEA that increase the compliance burden on the Company's institutions. A reduction in funding levels for federal student financial assistance programs could impact the Company's ability to attract students.

  In order to operate and award degrees, diplomas and certificates and to participate in the Title IV Programs, a campus must be licensed or authorized to offer its programs of instruction by the relevant agency of the state in which such campus is located. Each of the Company's campuses is licensed or authorized by the relevant agency of the state in which such campus is located. In addition, in order to participate in the Title IV Programs, an institution must be accredited by an accrediting agency recognized by the DOE. Each of the Company's schools is accredited by an accrediting agency recognized by the DOE.

  With each acquisition of an institution that is eligible to participate in the Title IV Programs, that institution undergoes a change of ownership that results in a change of control, as defined in the HEA and applicable regulations. In such event, that institution becomes ineligible to participate in the Title IV Programs and may receive and disburse only previously committed Title IV Program funds to its students until it has applied for and received the DOE recertification under the Company's ownership. A change of ownership, as defined, occurred in connection with the purchase of MIM and the contribution of U of S to the Company (as defined in Note 1). As of May 31, 1998, the Company received DOE approval for the change of ownership for both entities.

9. RELATED-PARTY TRANSACTIONS

  During fiscal 1997, the Company advanced funds to its shareholder totaling $500,000. The unsecured note bears interest at 5.9% at August 31, 1997 and is due on June 26, 1999. The amount of principal and interest outstanding totaled $527,791 and was repaid on May 31, 1998.

  A company owned by the shareholder of the Company provides management services for the Company and its schools. For the eleven months ended August 31, 1995, the years ended August 31, 1996 and 1997, and the nine months ended May 31, 1997 and 1998, the Company incurred and paid expenses totaling $1,243,911, $1,709,900, $993,441, $897,941 and $1,807,139, respectively, related to such services. Upon consummation of the IPO, such services will no longer be provided by the affiliated company.

  As of May 31, 1998, the Company had loaned approximately $180,000 to Prime Tech, an entity one-third owned by the shareholder of the Company. The note is unsecured and bears interest at 8.0%. Upon completion of the Offering, the Company will purchase 100% of Prime Tech. See Notes 3 and 12.

  The Company pays certain administrative and other expenses on behalf of an entity partially owned by the shareholder of the Company. The total amount owed to the Company from this entity for such advances was approximately $108,000 at May 31, 1998. The affiliated entity paid a management fee to the Company of approximately $138,000 during the nine months ended May 31, 1998 related to such services.

10. PROFIT-SHARING PLAN

  The Company maintains a 401(k) profit-sharing plan that covers full-time employees. Employees can contribute up to 15%. Contributions to the plan are made at the discretion of the Board of Directors as well as by employees in lieu of current salary. Contributions by the Company totaled $181,753, $332,689, $389,632, $306,051 and $330,119 for the eleven months ended August
31, 1995, the years ended August 31, 1996 and 1997, and for the nine months ended May 31, 1997 and 1998, respectively.

                         ARGOSY EDUCATION GROUP, INC.

11. VALUATION AND QUALIFYING ACCOUNTS

  The following summarizes the activity of the allowance for doubtful accounts (dollars in thousands):

                               BALANCE AT NET CHARGES  INCREASE DUE BALANCE AT
                               BEGINNING  TO OPERATING      TO        END OF
                               OF PERIOD    EXPENSES   ACQUISITIONS   PERIOD
                               ---------- ------------ ------------ ----------
      Student receivable
       allowance activity for
       the eleven months ended
       August 31, 1995........    $ 5         $--          $--         $  5
      Student receivable
       allowance activity for
       the year ended August
       31, 1996...............      5           25          --           30
      Student receivable
       allowance activity for
       the year ended August
       31, 1997...............     30          --           --           30
      Student receivable
       allowance activity for
       the nine months ended
       May 31, 1998...........    $30         $ 60         $ 23        $113

12. SUBSEQUENT EVENTS AND PRO FORMA DATA (UNAUDITED)

  On September 10, 1998, the Company filed a registration statement on Form S-1 under the Securities Act of 1933 to sell shares of its common stock in the IPO. The Company intends to use the net proceeds from the Offering to repay certain outstanding debt which totaled $4.9 million at May 31, 1998 and to pay a distribution to its shareholder.

  In connection with the Offering, the Company will convert to a C Corporation resulting in the recording of $517,000 in deferred income tax assets, as discussed in Note 5. Prior to the consummation of the Offering, the Company intends to declare a distribution (the "Distribution") equal to the Company's undistributed earnings and the net deferred income tax asset as of the consummation of the Offering. The Company also intends to enter into a tax indemnification agreement with its shareholder prior to the consummation of the Offering. As of May 31, 1998, the Distribution would have equaled approximately $6.3 million. Retained earnings of the Company, after recording the Distribution and deferred income taxes, will be reclassified to additional paid-in-capital in connection with the termination of the Company's S Corporation election.

  The unaudited pro forma balance sheet gives effect to (i) the recording of the deferred income taxes, (ii) the recording of the Distribution and (iii) the purchase of MCM University Plaza, Inc.'s stock by the Company as described in Note 3. No other contemplated transactions in connection with the Offering are included in the unaudited pro forma balance sheet information.

  The pro forma net income and net income per share includes a provision for federal and state income taxes as if the Company had been a C Corporation. The pro forma provision for income taxes assumes a combined federal and state effective income tax rate of 40%.

  Supplemental pro forma earnings per share for the year ended August 31, 1997
and for the nine months ended May 31, 1997 and 1998 of $   , $    and $   ,
respectively, is computed based upon (i) pro forma income adjusted for the reduction in interest expense (net of tax benefit) resulting from the application of net proceeds of the contemplated offering to reduce indebtedness of the Company and (ii) the pro forma weighted average number of shares of common stock outstanding adjusted to reflect the assumed sale by the
Company of approximately        ,         and          shares of common stock
in the Offering for the year ended August 31, 1997 and for the nine months ended May 31, 1997 and 1998, respectively, resulting in net proceeds sufficient to pay indebtedness and shareholder distributions in excess of net income for the nine months ended May 31, 1998.

  See Note 3 for a description of business acquisitions occurring after May 31, 1998.

                            [INSIDE BACK COVER ART]




    [MAP SHOWING THE COMPANY'S LOCATIONS TOGETHER WITH THE FOLLOWING TEXT:]

                             ARGOSY EDUCATION GROUP

   UNIVERSITY OF     MEDICAL INSTITUTE      AMERICAN SCHOOLS OF PROFESSIONAL
      SARASOTA          OF MINNESOTA                   PSYCHOLOGY



                                                      WWW.ASPP.EDU

  5250 17th Street                                            3465 Waialae Ave
 Sarasota, FL 34235  5503 Green Valley   2301 W Dunlap Ave       Suite 300
    800-331-5995           Drive             Suite 211       Honolulu, HI 96816
                      Bloomington, MN    Phoenix, AZ 85021      808-735-0109
                           55437

  WWW.SARASOTA.EDU

                                            602-216-2600

410 Ware Blvd Suite                                           1701 Gold Road,
        300             612-844-0064     50 El Camino Drive      Suite 101
  Tampa, FL 33619    WWW.MIM.TEC.MN.US    Corte Madera, CA  Rolling Meadows, IL
    800-850-6488                               94925               60008

                                            415-927-2477

                                                                847-290-7400


                    PRIMETECH INSTITUTE

   VENTURA GROUP     5001 Yonge Street,    410 Ware Blvd       3103 East 80th
                         Suite 302           Suite 300             Street

5126 Ralston Street Willowdale, Ontario   Tampa, FL 33619        Suite 290
                          M2N 6P6           813-246-4419      Minneapolis, MN
                                                                   55425

 Ventura, CA 93003
    800-472-1931        416-225-1862     990 Hammond Drive
                                                                612-921-9500

   www.aarbs.com www.primetechinstitute.com

                                         Atlanta, GA 30328
                       94 Cumberland        888-671-4777     1400 Wilson Blvd.
                      Street Suite 700                           Suite 110
                      Toronto, Ontario                      Arlington, VA 22209
                           M5RIA3                               703-243-5300

                        416-929-0121               20 S. Clark Street
                                                       Suite 300
                                                   Chicago, IL. 60603
                                                      312-201-0200

--------------------------------------------------------------------------------
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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          --------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   19
Use of Proceeds...........................................................   20
Dividend Policy...........................................................   20
Capitalization............................................................   21
Dilution..................................................................   22
Unaudited Pro Forma Condensed Consolidated Financial Data.................   23
Selected Historical Consolidated Financial and Other Data.................   29
Management's Discussion and Analysis of Financial Condition and Results of
   Operations.............................................................   31
Business..................................................................   38
Financial Aid and Regulation..............................................   49
Management................................................................   58
Security Ownership of Certain Beneficial Owners and Management............   65
Description of Capital Stock..............................................   66
Shares Eligible for Future Sale...........................................   69
Underwriting..............................................................   70
Legal Matters.............................................................   72
Experts...................................................................   72
Available Information.....................................................   72
Index to Financial Statements.............................................  F-1

                          --------------------------

 UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-
ERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DE-LIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                                ARGOSY EDUCATION
                                  GROUP, INC.

                              CLASS A COMMON STOCK

                               -----------------

                                   PROSPECTUS
                                         , 1998

                               -----------------

                              SALOMON SMITH BARNEY

                             ABN AMRO INCORPORATED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

      SEC registration fee............................................. $10,178
      NASD filing fee..................................................   3,950
      Nasdaq National Market fees......................................     *
      Blue sky fees and expenses (including attorneys' fees and
       expenses).......................................................     *
      Printing and engraving expenses..................................     *
      Transfer agent's fees and expenses...............................     *
      Accounting fees and expenses.....................................     *
      Legal fees and expenses..........................................     *
      Miscellaneous expenses...........................................     *
                                                                        -------
          Total........................................................  $  *
                                                                        =======

--------
*To be provided by amendment.

  All amounts are estimated except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Illinois. Section
8.75 of the Illinois Business Corporation Act provides generally and in pertinent part that an Illinois corporation may indemnify its directors and officers against expenses (in the case of actions by or in the right of the corporation) or against expenses, judgments, fines and settlements (in all other cases) actually and reasonably incurred by them in connection with any action, suit or proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 8.75 further permits an Illinois corporation to grant to its directors and officers additional rights of indemnification through bylaw provisions, agreements, votes of shareholders or interested directors or otherwise, to purchase indemnity insurance on behalf of such indemnifiable persons and to advance to such indemnifiable persons expenses incurred in defending a suit or proceeding upon receipt of certain undertakings.

  The Company's Articles of Incorporation will provide for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 8.75.

  In that regard, the Articles of Incorporation will provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor will be limited to payment or settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. In addition, all of the Company's directors and officers are expected to be covered by insurance policies maintained by the Company against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

  Section 8 of the Underwriting Agreement also provides for indemnification by the Underwriters of the Company's officers and directors for certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1**  Form of Underwriting Agreement
  3.1**  Articles of Incorporation of the Company
  3.2**  By-laws of the Company
  4.1**  Form of Specimen Stock Certificate
  5.1**  Opinion of Kirkland & Ellis
 10.1**  Argosy Education Group, Inc. 1998 Stock Incentive Plan
 10.2**  Argosy Education Group, Inc. Employees Stock Discount Purchase Plan
         Form of Tax Indemnification Agreement between the Company and Dr.
 10.3**  Markovitz
         Term Note of Academic Review, Inc., dated August 27, 1997, in favor of
 10.4**  Northern Trust Company
 10.5**  Real Estate Mortgage and Security Agreement, dated April 30, 1997, among MCM University Plaza, Inc. and Northern Trust Bank of Florida,
         N.A.
         Lease Agreement, dated July 21, 1995, between Park Central Corp. and U
 10.6**  of S
 10.7**  Standard Tenancy Agreement, dated December 10, 1992, between Lakeside
         Commons Partners and the Company, as amended by Lease Amendment, dated
         March 17, 1994, between Lakeside Commons Partners and the Company
 10.8**  Tenant Lease, dated June 21, 1995, between CKSS Associates and the
         Company
 10.9**  Lease Agreement, dated January 20, 1997, between Reed Union School
         District and California Graduate School of Psychology.
 10.10** Lease, dated September 8, 1994, between American National Bank and
         Trust Company of Chicago and The Company, as amended by Amendment to
         Lease, dated November 28, 1997, between American National Bank and
         Trust Company of Chicago and the Company
 10.11** Lease Agreement, dated July 3, 1996, between Continental Offices Ltd.
         and the Company, as amended by First Amendment, to Lease Agreement, dated July 3, 1996, between Continental Offices Ltd. and the Company
 10.12** Office Lease, dated May 28, 1997, between Presson Advisory, L.L.C. and the Company
 10.13** Lease, dated May 3, 1997, between Control Data Corporation and the
         Company, and amended by Letter Agreement, dated December 8, 1994

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
 10.14** Lease, dated August 1, 1997, between Oneida Realty Company and the
         Company
 10.15** Lease Agreement, dated May 3, 1994, between Arlington Park Realty
         Corporation and the Company
 10.16** Standard Industrial/Commercial Multi-Tenant Lease--Modified Net, dated
         November 3, 1995, between the Gordon Family Trust and AATBS, and addenda and amendments thereto
 10.17** Lease, dated October 11, 1991, between MEPC American Properties
         Incorporated and Medical Institute of Minnesota, Inc. and amendments thereto.
 10.18** Indenture of Sublease, dated June 9, 1997, between Royal Bank of
         Canada and PrimeTech Corporation
 10.19** Lease, dated March 14, 1997, between Cumberland-Bellair Investment,
         Inc. and 1184266 Ontario Inc.
 10.20** Stock Purchase Agreement, dated April 15, 1998, among PrimeTech Canada
         Inc., George Schwartz, P.M.T. Holdings Inc. and Michael Markovitz
 10.21** Stock Purchase Agreement, dated February 3, 1998, between Medical
         Institutes of America, Inc. and Phillip Miller
 10.22** Agreement to Purchase and Redeem Stock, dated August 26, 1997, among
         Ventura, Steven H. Santini and Association for Advanced Training in
         the Behavioral Sciences
 10.23** Agreement to Purchase Assets, dated August 26, 1997, among Academic
         Review, Inc., an Illinois corporation, Academic Review, Inc., a
         California corporation and Steven H. Santini
 10.24** Purchase and Sale Agreement, dated August 31, 1998, between University of Sarasota, Inc. and Michael C. Markovitz
 10.25** Software License and Service Agreement, dated March 31, 1998, between
         SCT Software & Resource Management Corporation and the Company
 10.26** Purchase of Services Agreement, dated January 1, 1998, between
         Illinois Alternatives, Inc. and the Company
 10.27** Form of Distribution Loan note.
 21.1**  Subsidiaries of the Company
 23.1**  Consent of Kirkland & Ellis (included in Exhibit 5.1)
 23.2*   Consent of Arthur Andersen LLP
 27.1*   Financial Data Schedule

--------
*Filed herewith.
**To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS ON SEPTEMBER 11, 1998.

                                          Argosy Education Group, Inc.

                                                /s/ Michael C. Markovitz
                                          By: _________________________________
                                          Name: Michael C. Markovitz
                                          Title: Chairman

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS MICHAEL C. MARKOVITZ, HAROLD J. O'DONNELL AND CHARLES T. GRADOWSKI AND EACH OF THEM, HIS OR HER TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM OR HER AND IN HIS OR HER NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES (INCLUDING HIS OR HER CAPACITY AS A DIRECTOR AND/OR OFFICER OF ARGOSY EDUCATION GROUP, INC.), TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND ANY SUBSEQUENT REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933 (AND ANY AMENDMENTS THERETO), AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS OR HER SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED ON SEPTEMBER 11, 1998, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED WITH RESPECT TO ARGOSY EDUCATION GROUP, INC.:

                 SIGNATURE                                   CAPACITY
                 ---------                                   --------


       /s/ Michael C. Markovitz             Chairman and Director
___________________________________________   (principal executive officer)
           Michael C. Markovitz

       /s/ Charles T. Gradowski             Chief Financial Officer
___________________________________________   (principal financial and accounting
           Charles T. Gradowski               officer)

         /s/ Theodore J. Herst              Director
___________________________________________
             Theodore J. Herst

         /s/ Michael W. Mercer              Director
___________________________________________
             Michael W. Mercer

           /s/ Karen M. Knab                Director
___________________________________________
               Karen M. Knab

         /s/ Kalman M. Shiner               Director
___________________________________________
             Kalman M. Shiner

         /s/ Leslie M. Simmons              Director
___________________________________________
             Leslie M. Simmons

          /s/ John E. Sites                 Director
___________________________________________
              John E. Sites
